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BURBERRY

Burberry Group plc Annual Report and Accounts
2005/06

1856

[illegible] Burberry, a 21 year old [illegible] opened a small [illegible] Basingstoke, [illegible]



A commitment to quality and innovation in fabric and outerwear design earned Burberry a loyal following. By 1870, the shop had grown into an 'emporium'.



Gabardine, the breathable, weatherproof and tearproof fabric developed by Burberry was introduced in 1880.



Now trading as Thomas Burberry & Sons, the business opened a shop in the West End of London at 30 Haymarket.

1895

[illegible] developed the Tielocken, [illegible] of the trench [illegible] by British [illegible] War.



The Equestrian Knight trademark appeared for the first time accompanied by the Latin word 'Prorsum' meaning forwards.



Equipped by Burberry, the Norwegian explorer Captain Roald Amundsen became the first man to reach the South Pole.



Commissioned by the War Office to adapt its earlier officer's coat for new combat requirements, Burberry added epaulettes and 'D' rings, and the 'trench coat' was born.

1920

The Burberry check, registered as a trademark, was introduced [illegible] trench coat in the 1920s.


BY APPOINTMENT TO
HER MAJESTY THE QUEEN
WEATHERPROOFERS
BURBERRY LIMITED
HAYMARKET LONDON

Burberry was awarded a Royal Warrant, by HRH Queen Elizabeth II.


BY APPOINTMENT TO
H.R.H. THE PRINCE OF WALES
OUTFITTERS
BURBERRY LIMITED
HAYMARKET LONDON

A second Royal Warrant was granted to Burberry in 1989 by HRH The Prince of Wales.


150

Burberry is an internationally recognised luxury brand with a worldwide distribution network.

ESTABLISHED IN 1856, BURBERRY IS A BRAND DISTINGUISHED BY A RICH HERITAGE AND A BUSINESS DEFINED BY A PROVEN STRATEGY WHICH HARNESSES THE STRENGTH OF THE PAST TO FUEL FUTURE GROWTH AND SHAREHOLDER VALUE

OUR 150TH ANNIVERSARY IS A TESTAMENT TO THE ENDURING ATTRIBUTES OF INNOVATION, QUALITY AND DESIGN LEADERSHIP THAT CONTINUE TO MOTIVATE OUR TEAM, ENGAGE OUR CUSTOMERS AND DRIVE OUR PERFORMANCE

WE LOOK TO THE YEAR AHEAD WITH CONFIDENCE AS WE CARRY THIS LEGACY FORWARD



BURBERRY 2005/06 FINANCIAL HIGHLIGHTS

- Total revenues increased 3% on an underlying basis[1] to £742.9m
  - Retail revenue increased 11% underlying
  - Wholesale revenue decreased 4% underlying
  - Licensing revenue increased 6% underlying
- Operating profit before Project Atlas costs[2] increased 3% to £165.6m
- Operating profit (after Project Atlas costs) decreased 4% to £154.5m
- Operating margin before Project Atlas costs of 22.3% vs 22.5% in prior period
- Diluted EPS before Project Atlas costs increased 9% to 24.1p
- Continued strong free cash flow with £79 million generated in the year
- Completed £250m share repurchase programme with £192m repurchased during 2005/06
  - Achieved targeted cash neutral capitalisation
- Final dividend of 5.5p per Ordinary Share proposed
  - 8.0p for full year, a 23% increase


Turnover (£m)
2005/06
£742.9m
2004/05
£715.5m
2003/04
£675.8m


EBIT (£m)
2005/06
£165.6m(3)
2004/05
£161.3m(4)
2003/04
£142.6m(5)


EBIT margin (%)
2005/06
22.3%
2004/05
22.5%
2003/04
21.1%

1 Underlying figures exclude the financial effect of the Taiwan Acquisition and the portion of Burberry's business in Spain affected by the retail conversion, in both reporting periods. In addition, underlying figures are calculated at the same exchange rates used in the 2004/05 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan Acquisition") and initiated actions related to the retail conversion in Spain during the third quarter of 2005/06.

2 Project Atlas costs of £11.1m (2005: nil) relate to the Group's infrastructure redesign initiative announced in May 2005.

3 Before Project Atlas costs.

4 Under IFRS.

5 Under UK GAAP, excluding goodwill and exceptional items.



2005/06 WAS MARKED BY MANY IMPORTANT MILESTONES FOR BURBERRY

A TRANSITION IN LEADERSHIP

SIGNIFICANT STRATEGIC INVESTMENT IN LONG TERM GROWTH

THE COMPLETION OF OUR EVOLUTION TO A FULLY PUBLIC COMPANY

ACCOMPANIED BY CONTINUED FINANCIAL MOMENTUM

Burberry has delivered a solid performance this year, while undertaking a series of important initiatives and strategic investments aimed at taking the Group into another phase of significant growth.

As announced in October of last year, Rose Marie Bravo, after 9 years at the helm of Burberry, is moving into the role of Vice Chairman with effect from 1 July 2006. Rose Marie has been the architect of Burberry's brand and company revitalisation during her tenure as Chief Executive which began in 1997. We take this time to salute Rose Marie and register our respect for the huge contribution she has made to shareholder value.

Burberry now welcomes Angela Ahrendts to her new role as Chief Executive with effect from 1 July. Angela brings to the position extensive experience in the apparel, retail and luxury goods sectors. Since she joined the Group in January of this year, Angela has already demonstrated the leadership skills and industry insight that will guide Burberry's ongoing growth strategies.

In other Board changes during the year, Brian Blake, an executive director, and Caroline Marland, a non-executive director, stood down. We would like to thank Brian and Caroline for their valuable contributions to the business.

Burberry continued to focus on identifying opportunities and programmes to drive growth and shareholder value. Among the major initiatives was the launch of Project Atlas, which is a programme for the full redesign of our sourcing and supply chain business processes and systems. Acquisition of the Group's distributor in Taiwan and the conversion of parts of our wholesale business in Spain to retail concessions represented significant strategic investments designed to further Burberry's goal of establishing retail as the main channel of distribution. We also took steps to begin the direct distribution of products into Japan, a geographic market that has been primarily licensed for the past 40 years. In addition, the Group completed its £250m share repurchase programme as part of its financial plan to maintain a cash neutral capitalisation policy. Approximately £192m was repurchased in 2005/06 and, when appropriate, we expect to employ future excess cash in the repurchase of shares.

In December 2005, Burberry concluded its successful transition to a fully public company when GUS plc, formerly the Group's majority shareholder, distributed its Burberry holding directly to GUS shareholders through a demerger process. We warmly welcome our new shareholders and thank them and all of our shareholders for the confidence they have placed in us.

Importantly, the Group accomplished the initiatives highlighted above accompanied by a good set of financial results. Revenues rose 4%, 3% underlying, and diluted EPS (before Project Atlas costs) increased 9%. Burberry also continued to achieve outstanding returns on capital, 33% per share after tax for the year. The full year dividend is recommended at 8p, a 23% increase.

Looking forward, the year 2006 marks the 150th anniversary of when Thomas Burberry founded the Company and is therefore a very special one for us. It is also a reminder of Burberry's unique heritage and of the enduring attributes of innovation, quality and style that continue to propel our momentum. During the past twelve months, we have successfully laid a foundation for significant future growth and I would like to thank everyone at Burberry for the dedication and hard work that underpins our success.

John Peace
Chairman



The autumn/winter 05 advertising campaign featured actor Hugh Dancy and models Kate Moss and Gemma Ward in a series of iconic portraits with London streetscapes as the backdrop.



Burberry continued its expansion programme across emerging luxury markets with the openings of premier locations in Warsaw, Poland (pictured) and Istanbul, Turkey.

Jul/05



The ad campaign images received worldwide exposure in leading fashion and lifestyle publications as well as in outdoor media, store windows, store visuals and on Burberry.com

Aug/05



In August, Burberry Brit Gold, a limited edition complement to the successful Burberry Brit fragrance family, was launched with strong editorial coverage driving consumer response.

Sep/05



The spring/summer 06 Prorsum Womenswear Collection celebrated the brand's design leadership in outerwear with innovative interpretations of the signature trench coat.



The collection was voted among the top 10 of the season by industry publication *WWD* and earned Creative Director Christopher Bailey *The British Designer of the Year Award.*

Oct/05



As a result of the Taiwan acquisition in August, Burberry now directly owns its 12 stores in the market. The Breeze Centre in Taipei (pictured) was the first renovated following the acquisition.

BURBERRY 2005/06
YEAR AT A GLANCE



Retail initiatives in the US saw the re-launch of renovated stores in Boston, Denver, Philadelphia and Washington as well as new stores In San Antonio, Palm Beach and Naples.

Apr/05



Expansion in Korea saw seven shop openings over the course of the year commencing with the Lotte Jamsil golf shop in Seoul and including the Dongwha Duty Free store (pictured).

May/05



Development in emerging markets continued, with four openings in the Middle East. May and June heralded the opening of stores in Riyadh and Jeddah, Saudi Arabia (pictured).

Jun/05



The spring/summer 06 Prorsum Menswear Collection was presented to buyers from around the world and the international press at a runway show during Milan Fashion Week.



Key to the collection were sophisticated variations on the classic trench and sharply tailored suiting reinforcing Burberry's outerwear heritage and tradition of sartorial British style.







March marked the launch of a new women's fragrance, Burberry London, which is innovatively packaged in an iconic bottle wrapped in trademark Burberry check canvas.


BURBERRY
LONDON

The launch of the Burberry London fragrance was supported with an advertising campaign featuring British actress and Academy Award winner Rachel Weisz.

Feb/06



Again voted one of the top ten of the season by *WWD*, the spring/summer 06 Prorsum Womenswear Collection made a strong evening statement in homage to Burberry's 150th anniversary.



The Burberry Icons Collection featuring 'The Manor Bag' was launched on the runway and has generated enthusiastic response from both the international press and trunk show customers.



'The Waterloo Watch' was showcased in the spring runway show and advertising campaign as well as in editorial features worldwide creating waiting lists in our stores.

Mar/06



Integral to Burberry's strategic initiative to increase its directly owned and operated retail presence, 72 shops at El Corte Inglés were converted to concessions during the year.



Gold was a dominant theme in the spring/summer 06 collection and synergistically provided the concept for the season's advertising campaign which was again shot by Mario Testino.



The advertising images featured models Gemma Ward and Danny Beauchamp in colour portraits photographed against a backdrop of a dynamic golden interpretation of the British flag.

Nov/05



First previewed on the runway during the spring/summer 06 Prorsum show in September, 'The Margaret Bag' has garnered extraordinary editorial coverage worldwide.



'The Margaret Bag' was featured in the spring/summer 06 advertising campaign and new versions were introduced throughout the season fuelling continued consumer demand.

Dec/05



December saw the launch event for the opening of Burberry's first free standing store in Greece centrally located in a period building on the prestigious Voukourestiou Street in Athens.

Jan/06



Heralded as one of the best collections of the season by trade journal *DNR*, the autumn/winter 06 Prorsum Menswear Collection was presented during Men's Fashion Week in Milan.



The collection continued to underscore the brand's core competency in outerwear as well as making a powerful evening wear presentation as a prelude to Burberry's 150th anniversary events.

COMPANY OVERVIEW AND STRATEGY

Established in 1856, Burberry is an international luxury brand. Through its operations, the Group designs, sources, markets, licenses and distributes apparel, accessories and other lifestyle products for women, men and children. Burberry products are sold worldwide through a network of 260 directly operated stores and concessions, 71 third-party operated retail locations and a network of wholesale customers, which include leading prestige retailers in each market. In the financial year to 31 March 2006, the Group generated total revenue of £743m across its retail, wholesale and licensing channels. For that period, the Group estimates the total retail value of products sold bearing the Burberry brand was in excess of £2.7 billion.

Unique luxury brand The brand is uniquely positioned within the luxury landscape. Burberry offers a broader range of products and price points relative to many traditional European luxury businesses. The brand has a rich heritage associated with Britain – outfitting military officers during the early twentieth century. Equally, Burberry is renowned for innovation with its proven performance outerwear serving as vital equipment for early polar explorers. With its lifestyle character, the brand maintains a broad appeal across age groups and genders. Burberry's portfolio of brand icons – the trench coat, trademark check and Prorsum horse logo – are recognised worldwide.

Targeted brand expressions The Burberry brand encompasses a number of individual expressions to address multiple consumer segments. The runway collection is the brand's most luxurious and fashionable expression. This collection of women's and men's apparel and accessories shown four times per year in Milan validates the brand's style credentials, offers a focal point for media coverage and provides design leadership to all Burberry collections. Burberry's core collections offer a range of products in a modern-classic aesthetic for a wide consumer audience. In selected markets, Burberry creates lines (Burberry Blue Label and Burberry Black Label in Japan, and Thomas Burberry in Spain) targeted at young adults.

Balanced product portfolio Burberry maintains a balanced product portfolio consisting of women's, men's and children's apparel and accessories. In apparel, the Group offers a range of tailored and casual items with outerwear as a core part of the product offering. Accessories include handbags, scarves (including Burberry's iconic cashmere scarf), silks, shoes and umbrellas. In selected categories outside of its primary expertise, including fragrance, eyewear, timepieces and children's apparel, the Group combines its skills with those of licensing partners for the design, manufacture and distribution of products under the Burberry brand.

Multi-channel distribution Burberry distributes products in major consumer markets globally through its retail, wholesale and licensing channels.

- **Directly operated stores** With 43% of revenues in the 2005/06 financial year, retail is becoming Burberry's primary channel of distribution. The channel offers the greatest ability to manage the Burberry brand – full control over brand presentation, including merchandise and physical environment – and greatest proximity to the consumer. Retail operations also offer strong financial returns. Stores and concessions are positioned in prestigious and high quality locations in important consumer centres worldwide.
  At 31 March 2006, the Group operated 65 stores, 165 concessions and 30 outlets locations. In the US market, Burberry offers a limited assortment of its products through an e-commerce operation.
- **Wholesale** The wholesale channel works in tandem with retail operations. Burberry products are distributed through a network of leading department and specialty stores and duty free retailers worldwide. The wholesale channel allows Burberry to extend its reach to consumers who prefer to shop in multi-brand stores.
  In selected markets where the Group decides not to invest directly, wholesale partners operate Burberry franchised stores. At 31 March 2006, partners operated 17 Burberry stores across several markets, including Eastern Europe, the Middle East, India and South America.

Estimated brand sales at retail value
2005/06 total: £2.7bn


Europe 35%
North America 15%
Non-Japan Asia 10%
Japan 36%
Other 4%

Turnover by product category
2005/06 total: £742.9m


Womenswear 34%
£249.3m
Menswear 28%
£206.2m
Accessories* 26%
£203.2m
Licensing 11%
£81.1m
Other 1%
£3.1m
* Includes childrenswear

Turnover by channel of distribution
2005/06 total: £742.9m


Retail 43%
£318.5m
Wholesale 46%
£343.3m
Licence 11%
£81.1m

- **Licensing** In addition to the product licenses discussed above, the Group's licensing channel also includes the brand's Japanese licences. In Japan, Burberry offers a broad range of apparel, accessory and home products through licensing partners. In recent years, the Group has worked with these partners to enhance brand positioning in this market. These activities have included improvements in product quality and design, elimination of products incompatible with long-term brand positioning, transition of selected categories to global licensing partners and upgrading distribution in terms of number and quality of points of sale. Japan generated approximately 70% of licensing revenue in the financial year 2005/06.

Targeted marketing Burberry's marketing strategy is structured to communicate brand attributes, maintain and raise awareness of the brand and highlight key products. Marketing activities are targeted to consumers, wholesale accounts and the media. Each season, Burberry creates an advertising campaign which broadly communicates key brand values and presents a range of the collection's products. These images are used across print, outdoor and electronic media in all Burberry markets. Burberry's four annual fashion shows and other public relations activities are designed to generate interest among consumers, targeted fashion and lifestyle media and trade customers.

Sourcing Burberry maintains a sourcing network consistent with the high quality requirements of its products and brand. The Group operates facilities for the manufacture of selected core outerwear products. In addition, Burberry maintains an external sourcing network. The majority of these resources are located in Europe, consistent with the types of products produced, quality standards and speed requirements. Resources based in Asia and the Americas are used for selected products.

Growth strategy

Additional components of Burberry's strategy, specifically designed to drive growth in revenue and profits, are set out below.

- **Leverage core expertise** The Group seeks to leverage the expertise located within its individual business segments across the full brand platform. Skills in product design and development, merchandising, retail operations and product sourcing may be more fully applied across Burberry's entire business.
- **Enhance apparel offering** Burberry continues to see opportunities to enhance its women's and men's apparel businesses. Key initiatives include continued investment in the core outerwear category in terms of design innovation and breadth of product assortment, expansion of additional product categories and increasing the frequency of new product offerings.
- **Build accessories business** An important growth driver over the past five years, accessories are targeted for further expansion. In handbags, Burberry is broadening the distribution of its runway lines and developing a tier of product with greater design sophistication relative to its existing core product range. In the shoe category, Burberry continues to invest in people and infrastructure to build this business.
- **Drive retail growth** The Group emphasises its directly operated store network as its key growth channel. Over the past five years, the Group has increased selling space by over 150%. Burberry plans to continue to develop its directly operated retail network through the addition of new stores and concessions, expansion of existing retail locations and selective conversion of wholesale locations to retail formats.
- **Strengthen wholesale** Burberry continues to see opportunities to strengthen its wholesale business. The Group concentrates efforts on key wholesale customers in each market, selectively adding space and enhancing brand presence and working to improve execution. The wholesale channel will also continue to be an important vehicle for challenging operating environments, including certain emerging markets.
- **Investment in high potential markets** Burberry plans to concentrate its resources in underpenetrated and high growth markets, including the US, Asia and selected emerging markets.
- **Enhance business in Japan** In Japan, the Group will continue to work with its licensing partners, adjusting distribution and improving product design and quality to strengthen Burberry's brand position with the aim of enhancing long-term growth potential. At the same time, the Group has launched a programme to sell selected international product lines directly in this market.
- **Strengthen operating capabilities** In 2005/06, Burberry launched a major infrastructure redesign programme, Project Atlas, to enhance the Group's operating efficiency and effectiveness. This five year programme addresses the primary functional areas of the Company including the supply chain and general corporate and administrative services. The Group anticipates that this programme will generate tangible expense reductions as well as improved sales and margins.

The execution of this growth strategy is subject to a number of risks, the most significant of which are set out on pages 18 and 19.

Turnover by geographic destination
2005/06 total: £742.9m

Europe 47%
£350.4m
North America 24%
£180.4m
Asia Pacific 27%
£201.4m
Other 2%
£10.7m



Turnover by geographic origin
2005/06 total: £742.9m

Europe 31%
£233.4m
North America 23%
£173.2m
Asia Pacific 25%
£181.9m
Spain 21%
£154.4m







BUSINESS AND FINANCIAL REVIEW
BUSINESS REVIEW

Burberry delivered solid financial results for the year to 31 March 2006. In the context of a period marked by strategic investment and transition, diluted EPS before costs associated with Project Atlas, increased 9% on a 4% revenue gain. Return on capital for the period was 33%. This performance reflects the continued execution of Burberry's core strategies in combination with strategic and operational transition in certain businesses. Highlights of these factors are discussed below.

Regions
Burberry maintained steady progress across its trading regions.

- **US** Revenue rose 5% underlying, 9% reported, with strong retail growth driven by new and existing stores partially offset by the expected reduction in wholesale sales. The Group opened seven stores during the year, including those in Naples (Florida), Palm Beach Gardens (Florida), San Antonio (Texas), San Diego (California) and three outlet stores. Five major renovations were also completed in the year.
- **Europe** Underlying revenue was flat in the region. Soft sales in the UK and Spain offset strong retail and wholesale performance in the remainder of Continental markets. During the year, the Group opened a replacement store in Zurich, seven concessions, three outlet stores and completed the renovation of the Frankfurt and Munich stores.
- **Non-Japan Asia Pacific** Revenue increased 6% underlying, 13% reported. Underlying growth was led by strong retail performance in Greater China (Hong Kong and mainland China). In Korea, new retail space drove modest growth for the year, notwithstanding a challenging consumer spending environment. Solid gains in South Asian markets resulted from sales growth in existing stores and among wholesale customers. During the year, the Group opened a replacement store in Taipei and closed a net one concession in the region. The integration of the 12 stores in Taiwan acquired in August 2005 also contributed to the reported gain in this geographic segment.
- **Emerging markets** Outstanding underlying revenue growth in emerging markets was driven primarily by the opening of nine franchised stores during the year, including stores in Istanbul (Turkey), Warsaw (Poland), São Paolo (Brazil), Jeddah (Saudi Arabia), Riyadh (Saudi Arabia), Abu Dhabi (UAE), Dubai (UAE), Mumbai (India) and Cancun (Mexico).

Channels
Performance varied by distribution channel.

- **Retail** Consistent with the Group's emphasis on building sales through its directly operated stores, the retail channel achieved the strongest gain. Retail sales increased 11% on an underlying basis, 20% reported, driven by contributions from newly opened and existing stores. Reported revenues were affected by the Taiwan Acquisition and Spain retail conversion, which shifted sales from the Group's wholesale channel to its retail channel. In August 2005, Burberry acquired the operations of its distributor in Taiwan, which included 12 retail locations. In February 2006, the Group began the conversion of 72 womenswear doors in department stores of Burberry's largest customer in Spain into Burberry operated retail concessions. Retail sales resulting from the Taiwan Acquisition and Spain retail conversion contributed approximately five percentage points to the reported sales gain. In determining underlying performance, the financial effects of the relevant businesses are excluded from both reporting periods.

  By region, double digit sales growth in the US, Burberry's largest retail market, was driven by new and refurbished stores with a moderate contribution from existing stores. The majority of Continental European markets achieved strong underlying gains driven by new stores and solid gains from existing stores. While the UK was generally soft, trends improved in the second half of the year. Asia achieved robust underlying growth, with gains in Hong Kong and South Asia partially balanced by a modest increase in Korea.

  Retail investment continued on plan. During the year, the Group opened six Burberry stores (including two replacement stores), six outlet stores and a net nine concessions. In addition, seven stores underwent major renovation during the year. In total, on a year on year basis, average selling space increased approximately 8%, excluding the effect of the Taiwan Acquisition and Spain retail conversion. At 31 March 2006, Burberry's retail portfolio consisted of 65 stores, 165 concessions and 30 outlets.
- **Wholesale** Wholesale sales decreased by 4% on an underlying basis, 8% reported. The US market experienced a decline for the year as a result of Burberry's ongoing adjustment of the brand's wholesale/retail balance, as well as caution on the part of certain wholesale customers. Soft demand in Spain produced a mid single digit sales decline in that market during the period. While trends varied by country, in aggregate, other Continental European markets performed well. The UK was soft throughout the year. Sales in Asia decreased slightly in the year as a second half decline, primarily driven by shipment timing differences between periods, offset first half gains. Boosted by the opening of nine new franchise stores, emerging markets achieved outstanding gains during the year. The Taiwan Acquisition and Spain retail conversion accounted for approximately five percentage points of the decrease in reported wholesale sales.
- **Licensing** Licensing revenues increased 6% underlying, 3% reported. In Japan, which accounted for approximately 70% of licensing revenue, sales volumes declined primarily as a result of a soft apparel market for much of the year as well as Burberry's ongoing programme to enhance brand positioning in that market. This programme involves licence transitions/cancellations, improving distribution and upgrading products in terms of design and quality. Royalty rate increases on certain licences offset the effect of reduced volumes. In 2006/07, the Group will begin direct sales of men's ties, scarves and silks from Burberry's international collection. Imported products will replace licensed domestic products in these categories. In addition, a limited range of Burberry's international collection of handbags and small leather goods will be selectively distributed in this market.

Burberry's product licences produced a solid result for the year. Against important product launches in 2004/05, fragrance sales were comparable to the previous period. In February 2006, Burberry commenced a major women's fragrance launch, Burberry London. Marketing initiatives feature Oscar-winning British actress Rachel Weisz. The product was introduced to most large consumer markets during spring 2006, and will be followed by the launch of the Burberry London men's fragrance in autumn 2006. Watches performed well in the year, strengthened by product innovation and expanded distribution. With respect to eyewear, Burberry entered into a new licence with Luxottica Group in October 2005. The first collections under this agreement will appear in stores during autumn 2006.

Products

Continuous enhancement of the product development process is an important objective, and the Group made good progress during the year. Burberry's womenswear, menswear and accessory product teams intensified efforts to coordinate development across categories and link more closely their design, merchandising and sales functions. Continuing to respond to consumer demand for new merchandise, Burberry increased the frequency of new product deliveries to Burberry stores and to selected wholesale customers.

- **Prorsum** Burberry Prorsum continues to break new ground with its runway collections attracting outstanding critical acclaim. In recognition of Prorsum's design excellence, Burberry Creative Director, Christopher Bailey, was awarded *The British Designer of the Year Award* by the British Fashion Council in November 2005. Consumers also responded, and Prorsum sales increased substantially during the year.
- **Womenswear** In Womenswear, underlying revenues increased 3% as a soft spring 2005 season was balanced by improved autumn/winter 2006 collection sales and a strong start to spring 2006. These results reflect successful efforts to adjust the product's aesthetic balance, improve fit and increase the 'wear-now' component of seasonal collections. In outerwear, the design team's work to reinvigorate key outerwear segments was rewarded with favourable reaction to new styles for both the autumn and spring seasons. Womenswear generated 34% of total revenues in the year.
- **Menswear** Underlying revenues increased 4% as the division made steady progress in the year. Greater emphasis on more classic styling and intensifying selection in prime classifications were important contributors to this performance. In the US, the sartorial segment of the business was boosted by successful made-to-measure events. In selected markets, Burberry also launched marketing efforts specifically targeted at the male consumer. Menswear represented 28% of reported revenues in the year.
- **Accessories** Underlying revenues were flat relative to last year. New, sophisticated handbag designs, particularly Prorsum lines, performed well in the period. To capitalise on consumer demand for these more advanced styles, the Group broadened distribution within its own store network during the spring season and will add points of sale among wholesale customers for autumn/winter 2006. At the same time, Burberry also successfully upgraded its more classic core handbag ranges – the new Haymarket line of handbags and small leather goods were a highlight of the year. Ongoing innovation with respect to new styles and reinvention of the classics are critical to the vitality of this category. Accessories (excluding childrenswear) comprised 25% of reported revenues in the year.

Project Atlas

With the initial year of Burberry's five year infrastructure redesign programme complete, Project Atlas is firmly embedded in the organisation. During the year, the team reconfigured the implementation plan in line with business processes rather than software installations. This results in the shifting of previously scheduled initial implementation steps to later in the programme for combination with secondary stages, allowing for a single point of application for most business units.
The broad financial outline of the programme remains unchanged with an approximate £50m investment during the first three years generating in excess of £20m annually in expense savings by the project's third year (2007/08).

2006/07 plans

In line with the ongoing execution of its growth strategies, Burberry plans for the 2006/07 financial year include:

- **Retail** A minimum 10% underlying increase in average net retail selling space (excluding the impact of the Taiwan Acquisition and Spain retail conversion) is expected. The majority of space expansion will be concentrated in the US and Asian markets.
- **Wholesale** First half wholesale sales are expected to be up a low single digit percentage underlying and reported (at constant currency) relative to the comparative period based upon orders received to date for the autumn/winter 2006 season.
- **Licensing** Underlying licensing revenue is expected to be broadly flat relative to 2005/06:
  - Revenues from Japan are expected to experience a moderate underlying decline for the year as a result of licence transitions and Burberry's other ongoing efforts to enhance brand positioning in this market.
  - Global product licenses are expected to produce strong gains.
  - On a reported basis, the Group will also experience a significant negative exchange rate comparison.
- **Project Atlas** For the 2006/07 financial year, Project Atlas expenses are expected to be approximately £19m and direct profit and loss account benefits are currently anticipated to total approximately £6m.
- **Capital expenditure** Capital expenditure is planned to total approximately £50m.





FINANCIAL REVIEW

Group results[1]

Year to 31 March	2006 £m	2006 Percentage of turnover	2005 £m	2005 Percentage of turnover
Turnover				
Retail	318.5	42.9%	265.2	37.0%
Wholesale	343.3	46.2%	371.9	52.0%
Licence	81.1	10.9%	78.4	11.0%
Total turnover	**742.9**	**100.0%**	**715.5**	**100.0%**
Cost of sales	(296.8)	(40.0%)	(291.3)	(40.7%)
Gross profit	**446.1**	**60.0%**	**424.2**	**59.3%**
Net operating expenses before Project Atlas costs	(280.5)	(37.8%)	(262.9)	(36.7%)
Operating profit before Project Atlas costs	**165.6**	**22.3%**	**161.3**	**22.5%**
Atlas costs	(11.1)	(1.5%)	-	-
Operating profit	**154.5**	**20.8%**	**161.3**	**22.5%**
Net finance income	2.5	0.3%	4.9	0.7%
Profit before taxation	**157.0**	**21.1%**	**166.2**	**23.2%**
Taxation	(50.6)	(6.8%)	(54.3)	(7.6%)
Attributable profit for the year	**106.4**	**14.3%**	**111.9**	**15.6%**
Diluted EPS before Project Atlas costs	24.1p	n/a	22.2p	n/a
Diluted EPS	22.3p	n/a	22.2p	n/a
Diluted weighted average number of Ordinary Shares (millions)	477.6	n/a	504.5	n/a

[1] Financial results are reported under International Financial Reporting Standards. Prior year figures have been restated in line with these principles.

Turnover

Total turnover advanced to £742.9m from £715.5m in the prior period, representing an increase of 4%, or 3% on an underlying basis. "Underlying" figures are adjusted to exclude the financial effects of the Taiwan Acquisition, the portion of Burberry's business in Spain affected by the retail conversion and the impact of foreign currency exchange rate movements between periods. The Taiwan Acquisition and Spain retail conversion resulted in a sales shift from Burberry's wholesale channel to its retail channel. In determining underlying performance, the financial effects of the relevant businesses are excluded from both reporting periods.

Operating profit

Gross profit as a percentage of turnover was 60.0% relative to 59.3% in the prior period. The increase largely resulted from stronger retail trading in the second half including decreased levels of seasonal clearance activity for the autumn/winter season relative to the previous year and an increase in retail's share of the revenue mix.

Net operating expenses before Project Atlas costs as a percentage of turnover increased to 37.8% from 36.7% in the previous period. The increase largely reflected investment in people and infrastructure to support future growth, and costs associated with the expanded retail network following the conversions in Taiwan and Spain. The Group also incurred a one-off pension related cost following the demerger from GUS.

As a result of these factors, operating profit before Project Atlas costs increased 3% to £165.6m, or 22.3% of turnover relative to 22.5% in the previous period.

Net expenses associated with Project Atlas totalled £11.1m. Reported operating profit was £154.5m for the year.

Net finance income

Net interest income was £2.5m in the year to 31 March 2006 compared to £4.9m in the prior period. The decrease was due to lower average cash balances resulting from share repurchase activity during the year.

Profit before taxation

As a result of the above factors, Burberry reported profit before taxation of £157.0m in the year to 31 March 2006 compared to £166.2m in the prior period.

Attributable profit

Burberry recorded a 32.2% effective tax rate (2004/05: 32.7%) on profit resulting in a £50.6m tax charge and reported attributable profit of £106.4m for the year to 31 March 2006 compared to £111.9m reported in the prior period.

Diluted earnings per share before Project Atlas costs increased 9% to 24.1p compared to 22.2p in the prior period. Including Atlas costs, the Group reported diluted earnings per share of 22.3p. In the year to March 2006, the diluted weighted average number of Ordinary Shares in issue was 477.6m (2004/05: 504.5m).

The table below sets out the principal components of cash flow for the years to 31 March 2006 and 31 March 2005 and net funds at the year end:

Year to 31 March	2006 £m	2005 £m
Operating profit before Project Atlas costs	**165.6**	**161.3**
Atlas costs	(11.1)	–
Operating profit	**154.5**	**161.3**
Depreciation and related charges	24.9	24.4
Profit on disposal of fixed assets	(1.6)	(1.1)
Charges in respect of employee share incentive schemes	7.4	9.5
Increase in stocks	(17.8)	(12.9)
Decrease/(increase) in debtors	2.2	(7.3)
(Decrease)/increase in creditors	(21.2)	1.5
Cash generated from operations	**148.4**	**175.4**
Net interest received	1.6	4.7
Taxation paid	(43.6)	(49.5)
Capital expenditure	(30.7)	(37.2)
Property sale proceeds	3.6	3.1
Net acquisition related payments	(23.6)	-
Net sale/(purchase) of shares by ESOPs	2.4	(6.9)
Issue of Ordinary Share capital	3.7	4.4
Share repurchases	(191.6)	(58.4)
Equity dividends paid	(32.8)	(24.9)
Movements in net funds resulting from cash flows	**(162.6)**	**10.7**
Exchange rate gains	5.2	1.3
Movement in net funds	**(157.4)**	**12.0**
Net funds at end of year	**12.5**	**169.9**

Cash flow and net funds

Historically, Burberry's principal uses of funds have been to support capital expenditures and working capital growth in connection with the expansion of its business, acquisitions and share repurchases. Principal sources of funds have been cash flow from operations. Burberry expects to finance the expansion of its business, capital expenditures including strategic infrastructure investments, shareholder dividends and share repurchases with existing cash balances, cash generated from operating activities and the use of its credit facilities.

Net cash generated from operating activities was £148.4m compared to £175.4m in the prior period. Stock levels increased £17.8m, resulting from growth of the business and expansion of the Group's retail network. The £2.2m decrease in debtors reflects seasonal growth of trade debtors offset by the change in business structure resulting from the Spain retail conversion and Taiwan Acquisition. The £21.2m decrease in creditors includes payments of profit related fees in respect of prior acquisitions and the settlement prior to the demerger of amounts outstanding with GUS.

Capital expenditures of £30.7m included net purchases of fixed assets of £26.8m relating primarily to continued investment in the Group's retail operations and infrastructure, and Project Atlas investment of £3.9m. Proceeds from the sale of certain surplus properties during the year amounted to £3.6m. Net acquisition related payments comprised £19.2m deferred consideration with respect to a previous acquisition and £4.4m as partial consideration for the acquisition of Burberry's distributors in Taiwan.

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales.

In connection with share option awards, the Group sold £2.4m (2004/05: £1.8m) of equity from its Employee Share Ownership Plans and received £3.7m (2004/05: £4.4m) from the issue of new shares following the exercise of share based options.

Consistent with the £250m share repurchase programme announced in November 2004, Burberry commenced the repurchase of shares in January 2005. In the year to 31 March 2006 the Group repurchased 45.9m shares for a total cost of £191.6m. Total purchases under the repurchase programme since January 2005 amounted to £250m.

The Group paid an interim dividend of 2.5p per share on 2 February 2006. A final dividend of 5.5p per share is proposed, payable in August 2006. As proposed the total dividend for 2005/06 would increase 23% to 8.0p per share (£35.6m aggregate amount).

BUSINESS AND FINANCIAL REVIEW
RISKS

The management of the business and the execution of the Group's growth strategies are subject to a number of risks, the occurrence of any one of which may adversely affect the management of the Group and the execution of growth strategies.

The key business risks affecting the Group are set out below. The steps the Company takes to address these risks, where they are matters within its control, are also described. Such steps will mitigate but not eliminate the risks. Some of the risks relate to external factors which are beyond the Company's control. The order of the risks is in no way an indication of their relative importance, and each of the risks should be considered independently. If more than one of the events contemplated by the risks set below occurs, it is possible that the overall effect of such events would compound the possible adverse effects on the Group.

Risks are formally reviewed by a Risk Committee of executive management including the Chief Executive and Chief Financial Officer and also by the Audit Committee at least twice a year. Key business risks are also considered generally as part of the Group's strategy development and ongoing business review processes.

We face intense competition We are faced with intense competition in most of our product categories and markets. We compete with international luxury goods groups. These groups control a number of luxury and upscale brands and may have greater financial resources and bargaining power with suppliers, wholesale accounts and landlords than we do. If we are unable to compete successfully, our operating results and growth may be adversely impacted.

The inability to anticipate and respond to changes in consumer demand and fashion trends on a timely basis could adversely impact sales Our business depends, in part, on our ability to shape, stimulate and anticipate consumer demand by producing innovative, fashionable and functional products. The Burberry check has been used as an integral part of our product design and to promote the brand. We plan to continue to vary the manner in which we use the Burberry check as a design feature and to develop marketing initiatives to minimise its risk of over exposure.

Our operating results are subject to seasonal fluctuations and vary based on the weather Our business, particularly with respect to apparel, broadly operates on a seasonal basis (spring/summer and autumn/winter) and we have experienced, and expect to continue to experience, substantial seasonal fluctuations in sales and operating results. In particular, our results vary based on the weather because of the large proportion of outerwear products we offer and the effect of the weather on retail markets generally. As a result of these fluctuations, comparisons of sales and operating results between different periods within a single financial year are not necessarily meaningful. In addition, these comparisons cannot be relied on as indicators of our future performance.

An economic downturn could affect consumers' purchases of discretionary luxury items which could adversely affect Burberry's sales In common with all our competitors, there are many factors which affect the level of consumer spending on discretionary luxury items. During recessionary periods, when disposable income is lower, a downturn in our key markets may adversely affect Burberry's sales.

A significant amount of our sales are generated by customers, (in particular Japanese, Chinese and other Asian customers) who purchase our products while travelling either overseas or domestically. As a result, shifts in travel patterns or a decline in travel volumes could materially affect our trading results.

Burberry is exposed to foreign currency fluctuations We derive a significant percentage of our profits from our Japanese licensing arrangements. As a consequence, we are exposed to a significant risk associated with the Yen to Sterling exchange rate. We manage a significant proportion of these exposures by the use of forward exchange contracts. Currency fluctuations affecting the Yen will nevertheless affect our results and profitability.

We also engage in foreign exchange hedging designed to reduce the impact of currency fluctuations on the trading transactions of some of our international operations.

Terrorism A major terrorist attack, particularly in central London, New York, Barcelona or Tokyo could severely impact the operation of our businesses. In such circumstances we cannot ensure uninterrupted operation of the business, particularly in the short term, and in the longer term the operation of the business may be hindered if the effects of a terrorist attack have a more prolonged effect.

We are dependent on the strength of our trademarks and other intellectual property rights We believe that our trademarks and other proprietary rights are fundamentally important to our success and competitive position. Unauthorised use of the "Burberry" name, the Burberry check and the Prorsum horse logo as well as the distribution of counterfeit products damage the Burberry brand image and profits. If a third party registers our trademarks or similar trademark, in a country where we do not currently trade, this would create a barrier to our commencing trade under those marks in that country. In addition, if a third party publishes harmful material using our trademarks, Burberry's brand image could suffer.

We have a dedicated team operating internationally to establish and protect our trademarks and other intellectual property rights. Where infringements are identified, we resolve these through a mixture of criminal and civil legal action and negotiated settlement.

Nevertheless, we cannot guarantee that the actions we have taken to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products by others. Trademarks and intellectual property rights, while subject to international treaties, are largely driven by national law and the protection of intellectual property rights varies from one jurisdiction to another. We cannot therefore necessarily be as effective in all jurisdictions in addressing counterfeit products. In many territories we are dependent upon the vigilance and responsiveness of law enforcement bodies whose priorities may differ from our own. They are also subject to budgetary constraints and prioritise their actions accordingly. Whilst we work closely with customs and other law enforcement bodies, ultimately we cannot direct their actions.

There is a risk of over-reliance on key product manufacturers In a number of key product categories Burberry is reliant on a small number of suppliers. Where suitable alternatives exist, the Group has reduced volumes with key suppliers on whom the Group is over-reliant and continues to look for suitable additional suppliers to further reduce such over-reliance.

A lack of flexibility in our supply chain would limit our ability to respond efficiently to changing circumstances and fashion trends, hindering the Group's ability to take advantage of growth opportunities and enabling competitors to take market share If our suppliers do not have sufficient manufacturing capacity or fail to deliver products on time and/or to the appropriate quality standards, sales for an entire season could be significantly adversely affected. Further, such a failure could affect wholesale customers' confidence which could adversely affect subsequent seasons.

The Project Atlas programme is designed to deliver both business process improvements and the technology to provide better visibility over the supply chain. In addition, we are strengthening resource internally in this area to provide better management of key aspects of our supply chain.

Burberry could suffer if its manufacturers are unable to produce goods at a competitive price, on time and to our specification Burberry continues to evolve its sourcing strategy, refining its selection of suppliers to maintain and enhance product quality whilst improving sourcing efficiency. There are opportunities to develop more robust supplier management processes and these will help ensure that we continue to produce merchandise of the right quality, in accordance with our ethical policy, and delivered in accordance with our requirements. This process may adversely affect relationships with existing suppliers during the transition period. If our suppliers fail to ship product on time, or quality is substandard, this could lead to us missing delivery dates to our customers, potentially resulting in cancelled orders or price reductions.

There is a substantial change programme (Project Atlas) being rolled out throughout the business to improve the infrastructure and business efficiency Whilst Project Atlas is designed to deliver significant business benefits, if it is not effectively managed and resourced the benefits may fail to be delivered and it could compromise business operations. A governance framework has been established involving Board level sponsorship and a Steering Committee. External consultants are being used to supplement internal skills where required.

If Burberry loses key management or is unable to attract and retain the talent required for its business, its operating results could suffer Burberry's performance depends largely on its senior managers and design teams. The resignation of key individuals and the inability to recruit people with the right experience and skills to facilitate future business growth could adversely impact Burberry's results. To mitigate these issues the Remuneration Committee has implemented a number of schemes linked to Burberry's results that are designed to retain key individuals. There is an ongoing recruitment programme overseen by the Human Resources Director and Chief Executive to ensure people of the right calibre are retained or are brought into the business.

A substantial proportion of Group revenue and profits is reliant on business in Japan and key global licensees A significant source of profit is derived from the royalties received from licensees, specifically our licensee partners in Japan, and our fragrance licensee InterParfums S.A.. We rely on licensees, among other things, to maintain operational and financial control over their businesses. Should our licensees fail to effectively manage their operations our income from royalties would decline.

Failure to manage these key relationships effectively could have a material impact on the sales, profitability and reputation of the Group. To minimise the risks in Japan, we have established our own offices and operations in Tokyo.

A number of our licences have been renegotiated to give us improved control over the brand, and more active product development is being undertaken with our key licensees. We regularly implement royalty reviews of our licensees, but we cannot guarantee that they will reveal any non-compliance with the terms of the relevant licence.

We may be unable to control our wholesale and licence distribution channels satisfactorily We rely on our ability to control our distribution networks and licensees to ensure that our products are sold in environments consistent with our luxury image. An action by any significant wholesale customer or licensee, such as presenting Burberry products in a manner inconsistent with our preferred positioning, would be damaging to our brand image. If, due to regulatory, legal or other constraints, we are in any way unable to control our wholesale distribution networks and licensees, the Burberry brand image, and therefore our results and profitability, may be adversely affected.

In key emerging markets, particularly China, we are dependent upon third party operators with the associated lack of direct control and transparency In key emerging markets, we operate through third-party franchisees. In particular, a third-party retail operation has been developed in China. We depend upon the expertise of these franchisees given our relative lack of experience in this region. At an operational level, regular meetings take place with the management of our business partners and franchisees.

We have a number of key customers whose business represents a substantial portion of our sales We dedicate resources to these customers and maintain close relationships with such customers so we can understand and respond to their needs.

We rely upon our licensees, suppliers, franchisees, distributors and agents to comply with laws We expect our licensees, suppliers, franchisees, distributors and agents to comply with employment and other laws relating to their country of operation and to operate to good ethical standards. We are, however, unable to guarantee that this is the case, although we are improving our processes to gain assurance that our licences, suppliers, franchisees, distributors and agents comply with our terms and conditions and relevant local legislation and good practice.



2005/06
IN DETAIL

Contents

THE BOARD OF DIRECTORS

Chairman

John Peace
John Peace was appointed Chairman of Burberry in June 2002. He is the Group Chief Executive of GUS plc, a position he has held since January 2000. He served as Chief Executive of Experian from 1996 to 2000 and currently serves as Chairman of the Board of Governors of Nottingham Trent University.

Executive directors

Rose Marie Bravo – Chief Executive (until 1 July 2006, and thereafter, Vice-Chairman)
Rose Marie Bravo was appointed Chief Executive of Burberry in 1997. Prior to her appointment at Burberry, Ms Bravo served as President of Saks Fifth Avenue from 1992 to 1997, with responsibility for merchandising, marketing and product development. She also served as a member of the Board of Saks Holding Inc. From 1974 to 1992, Ms Bravo held positions of increasing responsibility at RH Macy & Co, culminating with her 1987 to 1992 tenure as Chairman and Chief Executive Officer of the I Magnin Specialty Division. Ms Bravo serves on the Boards of both Tiffany & Co. and Estée Lauder as a non-executive director.

Angela Ahrendts – Executive Director (assuming role of Chief Executive Officer with effect from 1 July 2006)
Angela Ahrendts was appointed an Executive Director of Burberry on 9 January 2006. Prior to her appointment, Angela held various senior positions at Liz Claiborne Inc from 1998, most recently as Executive Vice President. Prior to Liz Claiborne, Angela served as Executive Vice President of Henri Bendel from 1996 to 1998 and President of Donna Karan International from 1989 to 1996.

Stacey Cartwright – Chief Financial Officer
Stacey Cartwright was appointed Chief Financial Officer of Burberry on 1 March 2004. Prior to this appointment, she held the position of Chief Financial Officer at Egg plc from 1999 to 2003. From 1988 to 1999 she held various finance related positions at Granada Group PLC.

Non-executive directors

Philip Bowman
Philip Bowman was appointed in June 2002 and is the Company's Senior Independent Director. He is the Chief Executive of Scottish Power plc and a non-executive director of Scottish & Newcastle plc. He previously served as Chief Executive of Allied Domecq plc between 1999 and 2005. Among his former non-executive directorships, Philip was non-executive Chairman of Coral Eurobet Limited and a non-executive director of British Sky Broadcasting Group plc from 1994 to 2003. He also acted as Chairman of Liberty plc from 1998 to 2000.

Guy Peyrelongue
Guy Peyrelongue was appointed in June 2002. Between 1987 and 2001 he served as President and Chief Executive Officer at L'Oréal United States. From 1973 to 1987 he held various positions at L'Oréal including President, Latin America.

David Tyler
David Tyler was appointed a non-executive director in June 2002, having been a director since 1997. He is currently Group Finance Director of GUS plc, a position he has held since 1997. He was formerly a non-executive director of the Lewis Group and served as Group Finance Director of Christie's International plc from 1989 to 1996.

Stephanie George
Stephanie George was appointed a non-executive director on 31 March 2006. She is currently employed by Time Inc. as President with responsibility for the publishing divisions and overall management of IN STYLE, REAL SIMPLE, ESSENCE and PARENTING. Prior to Time Inc., Stephanie spent 12 years at Fairchild Publications where she served as President, Women's Wear Daily Media Worldwide.

DIRECTORS' REPORT

The directors present their Annual Report together with the audited financial statements for the year to 31 March 2006.

Principal activities and business review

The Company designs, sources, manufactures and distributes high-quality apparel and accessories through its own retail stores and via its wholesale customers. The Company also licenses third parties to manufacture and distribute products using the "Burberry" brand. The Chairman's letter on page 5, the Company Overview and Strategy section on pages 8 to 9 and the section of the Business and Financial Review on pages 12 to 17 report on the activities and results for the year and give an indication of the Company's future developments.

A description of the principal risks and uncertainties facing the Company is included on pages 18 and 19 which, when taken together with the sections of the Annual Report referred to above, fulfil the requirements of the Business Review and which are incorporated into this report by reference.

Results and dividends

The attributable profit for the year amounts to £106.4m (2005 (restated for transition to International Financial Reporting Standards ("IFRS")) £111.9m) and has been transferred to reserves.

An interim dividend of 2.5p per Ordinary Share was paid to the ordinary shareholders of the Company on 2 February 2006. The directors recommend that a final dividend of 5.5p per Ordinary Share in respect of the year to 31 March 2006 be paid to those persons on the Register of Members at the close of business on 7 July 2006. This will make a total dividend of 8p per Ordinary Share. The dividends paid and recommended in respect of the year to 31 March 2006 total £35.6m.

On 30 September 2005, the Company paid a dividend of £16,174 to GUS Holdings Limited as the holder of all of the Company's Redeemable Participating Preference shares of 0.05p each ("Preference shares") in issue at that time.

In accordance with the approvals granted at the Company's Extraordinary General Meeting ("EGM") held on 12 December 2005 in connection with the demerger from GUS, the Preference shares were distributed by GUS Holdings Limited to The Law Debenture Trust Corporation p.l.c. (as trustee for the shareholders of GUS plc) on completion of the demerger. On 12 January 2006, the Preference shares were repurchased by the Company at an aggregate cost of £1 and were subsequently cancelled.

Abacus Corporate Trustee Limited, as trustee of the Burberry Group plc ESOP Trust ("the Trust"), has waived all dividends payable by the Company in respect of the Ordinary Shares held by it as trustee of the Trust. The dividends waived in the year to 31 March 2006 were in aggregate £368,628 (2005: £254,307).

Directors

The names and biographical details of the directors holding office at the date of this report are shown on page 22.

During the year, Brian Blake and Caroline Marland resigned as directors of the Company with effect from 14 November 2005 and 31 January 2006 respectively, and Angela Ahrendts and Stephanie George were appointed directors of the Company with effect from 9 January 2006 and 31 March 2006 respectively.

As Angela Ahrendts and Stephanie George were appointed after the Company's Annual General Meeting ("AGM") in 2005, they will retire in accordance with the Company's Articles of Association and a resolution proposing their re-election will be proposed at the forthcoming AGM.

Stacey Cartwright and David Tyler will be retiring by rotation at this year's AGM who, being eligible, offer themselves for re-election.

Details of the directors' service agreements are given in the Report on directors' remuneration and related matters on page 35.

Directors' interests

Interests of the directors holding office at 31 March 2006 in the shares of the Company, its subsidiaries and its ultimate parent company until 13 December 2005, GUS plc, are shown within the Report on directors' remuneration and related matters on pages 39 and 40. There were no changes to these interests between the period 31 March 2006 and 14 May 2006.

Corporate governance

The Company's statement on corporate governance is set out on pages 26 to 29.

Substantial shareholdings

As at 18 May 2006, the Company had been notified of the following interests in the Company's Ordinary Shares in accordance with sections 198 to 208 of the Companies Act 1985:

	Number of Ordinary Shares	% of issued share capital
Legal & General Group plc	32,350,098	7.24%
Janus Capital Management LLC	20,931,600	4.68%
Franklin Resources, Inc.	18,348,019	4.11%

Share capital

The Company issued a total of 3,664,178 Ordinary Shares during the year following the exercise of options granted under the Burberry Senior Executive IPO Share Option Scheme and the vesting of awards granted under the Burberry IPO Senior Executive Restricted Share Plan.

Purchase of own shares

Following the review of the Company's capital structure in Autumn 2004, the Company continued to repurchase its shares during the year and received shareholder approval at the 2005 AGM to repurchase up to 48,224,669 Ordinary Shares ("the 2005 Repurchase Authority") through a combination of on-market purchases and off-market purchases from GUS plc pursuant to the terms of a share repurchase agreement. The terms of this agreement were suspended shortly before the convening of the GUS plc EGM held on 12 December 2005 and the agreement was terminated on completion of the demerger at which time the share repurchase programme continued through on-market repurchases only.

During the financial year, the Company repurchased and subsequently cancelled 45,868,642 Ordinary Shares at an aggregate cost of £191.6m. Under the terms of the share repurchase agreement 13,063,825 of the Ordinary Shares repurchased during the year were purchased off-market from GUS plc.

As at 31 March 2006, the Company had repurchased a total of 37,073,686 Ordinary Shares pursuant to the 2005 Repurchase Authority.

In order to retain maximum flexibility going forward, the Company proposes to renew the authority granted by Ordinary Shareholders at the AGM in 2005 to repurchase up to just under 10% of its issued share capital. Further details are provided in the separate circular to shareholders incorporating the Notice of this year's AGM.

During the year under review, the Company repurchased 9,370 Ordinary Shares as treasury shares for the purposes of the Company's Co-investment Scheme further details of which are set out in the Report on directors' remuneration and related matters. The Company repurchased all of its issued Preference shares as part of the demerger from GUS (further details of which are given above).

Interests in own shares

Details of the Company's interests in its own shares are set out in Note 21 to the Financial Statements.

Charitable and political donations

During the year to 31 March 2006, the Group donated, in cash, a total of £314,214 to charitable causes (2005: £346,423). In addition, donations were made through a variety of other means including the donation of Burberry products and through organised events.

The Company made no political donations during the year in line with its policy.

In keeping with the Company's approach in prior years, Shareholder approval is being sought at the forthcoming AGM, as a precautionary measure, for the Company and its wholly owned subsidiary, Burberry Limited, to make donations and/or incur expenditure which may be construed as 'political' by the wide definition of that term included in the relevant legislation. Further details on these resolutions can be found in the separate circular to shareholders enclosed with this report.

Employment policies

- Equal opportunities

The Company is committed to ensuring the consistent profitable growth of its business and a policy of equal opportunity in employment is integral to this commitment. The aims of the Group's policy are to ensure that the most capable job applicants are recruited and the most competent employees in the Group progress. All employees will receive fair and equal treatment irrespective of sex, race, ethnic origin, nationality, marital status, age, religion, disability and sexual orientation. In the situation where an employee becomes disabled, the Group will endeavour to assist the employee by adapting the job or by offering a transfer to another position if appropriate.

- Health and safety

In the year to 31 March 2006, there were 9 accidents in the United Kingdom reportable under the UK RIDDOR legislation (the "Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995"). Broadly, this covers those accidents resulting in more than three days absence from work: the RIDDOR accident rate for our UK business was 0.26 per 100,000 hours worked (2005: 0.3).

Further details on the Company's approach to Health and Safety are provided in the Corporate Social Responsibility Report on page 42.

Employee involvement

- Employee communication

Burberry believes that employee communication is important in building strong relationships with, and in motivating, employees. Burberry makes use of various methods – including quarterly managers' meetings, face-to-face briefings, direct mail, email and a corporate intranet to ensure that matters of interest and importance are conveyed to employees quickly and effectively. In addition, an annual "Corporate Review" highlighting the Company's performance and its ongoing strategic initiatives is sent to all employees worldwide.

- Employee share ownership

In order to further extend employees' interest in the Company, awards of free shares in the Company were made to over 4,000 employees worldwide in 2005 – the fourth such award since the Company's IPO in July 2002. In 2006, the Company intends to implement a Save as You Earn Scheme for employees which was adopted at the time of the IPO.

Creditor payment

For all trade creditors, it is Group policy to:

- agree and confirm the terms of payment at the commencement of business with that supplier;
- pay in accordance with contractual and other legal obligations; and
- continually review the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditor days of the Group as at 31 March 2006 were 35 days (2005: 35 days) based on the ratio of Group trade creditors at the end of the year to the amounts recorded as expense during the year attributable to trade creditors. The Company had no trade creditors as at 31 March 2006 (2005: £nil).

Provision of information to Auditors

In accordance with the provisions of The Companies (Audit, Investigations and Community Enterprise) Act 2004 amending the Companies Act 1985, each of the Company's directors in office as at the date of this report confirms that:

- so far as the director is aware, there is no relevant audit information of which the auditors are unaware, and
- he or she has taken all the steps that he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Annual General Meeting

The Annual General Meeting of the Company will be held at the British Academy of Film & Television Arts, 195 Piccadilly, London W1J 9LN at 11.00 am on 14 July 2006. The Notice of Meeting is included in the separate circular to shareholders which accompanies this Annual Report. It is also available on the 'Investors' section of the Company's website (www.burberry.com).

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the forthcoming AGM.

By order of the Board

Michael Mahony
General Counsel and Secretary
24 May 2006

Registered Office:
18-22 Haymarket
London SW1Y 4DQ

The Board supports the principles of corporate governance advocated by the Combined Code ("the Code") published in July 2003 and, in accordance with the Listing Rules of the UK Listing Authority, sets out below its report on the application of the principles contained in the Code for the year under review. Unless otherwise stated below, the Company has complied with the provisions set out in Section 1 of the Code throughout the year.

The Board

The Board is responsible to shareholders for the management of the Group and has adopted a committee structure which enables it to concentrate its efforts on strategy, management performance, governance and internal control. The Board currently consists of a Chairman, a Chief Executive plus two other executive directors and four non-executive directors. The Board and Committee structure of the Company was established at the time of the IPO in July 2002. From that time until the demerger in December 2005, the Company remained majority owned by GUS plc, of which, John Peace and David Tyler are Chief Executive and Group Finance Director respectively. They were appointed by GUS to their respective board positions as Chairman and Non-Executive Director and on the Remuneration Committee and Audit Committee under the terms of the Relationship Agreement entered into with GUS plc at the time of the IPO. Notwithstanding the possible lack of independence of these two individuals on the Board and on the committees of which they were members, it was considered that the Company benefited from their knowledge and experience.

Given the Group has operated independently since the IPO in 2002 and the completion of the demerger process in 2005, the Board now considers that John Peace and David Tyler are independent since the former shareholder relationship did not materially affect the directors' judgement at the time and does not affect the directors' judgement now. If there are specific matters relating to the Company's previous relationship with GUS that may cause a conflict of interest to arise in accordance with the company's Articles of Association, the relevant director will not participate in the determination of the matter concerned.

In addition, during the course of the year Angela Ahrendts was appointed as an executive director of the Company on the basis that she would become Chief Executive of the Company on 1 July 2006. Given the knowledge of the Group's affairs and her expertise and experience, it was considered by the Board that the retention of the services of Rose Marie Bravo was desirable albeit with a different emphasis. Accordingly, Rose Marie Bravo will be appointed as Vice Chairman of the Company with effect from 1 July 2006.

Following the demerger and given the changes to the Board including the appointment in March 2006 of an additional non-executive director, the Chairman, in consultation with the Senior Independent Director, is reviewing the composition of the Board and the committees of the Board (and their terms of reference) to assess whether any changes needed to be made to reflect the fully independent status of the Company.

The Board has a clear understanding of the roles of the Chairman and Chief Executive. Although not documented, the Chairman leads the Board in reviewing the Group's strategy and monitoring high-level progress. The day-to-day business of the Group is the responsibility of the Chief Executive.

John Peace, Philip Bowman, Guy Peyrelongue, David Tyler and Stephanie George are, in the opinion of the Board, independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement.

During the year under review the Board held five scheduled meetings, which, in the opinion of the directors, was a sufficient number to enable them to discharge their duties effectively. All directors attended every meeting with the exception of Brian Blake and Caroline Marland who were each unable to attend one meeting.

The Chairman ensures that the Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. In addition, directors are also supplied with an extensive monthly report, which provides information on operational and financial performance, risk management and the Group's business plans. There is also a procedure whereby directors, in the furtherance of their duties, are able to take independent advice, if necessary, at the Company's expense. In addition, all directors have direct access to the advice and services of the Company Secretary.

In order to ensure that the Company and the Board are able to draw from an appropriate balance of skills and experience, the terms of reference of the Nomination Committee (further details of which are provided below), include the responsibility for reviewing succession plans for both Board and senior executive positions.

At the request of any non-executive director, the Chairman will arrange meetings consisting of only the Company's non-executive directors to allow the opportunity for any concerns to be expressed. While no formal meetings were held during the year under review, the Chairman maintains regular contact with the Senior Independent Director and other non-executive directors.

The Board has a formal schedule of matters reserved to it for decision.

The appointment and removal of the Company Secretary is a matter reserved for the Board as a whole.

Notwithstanding the changes of director during the year, a majority of the Board comprised non-executive directors for the duration of the year under review. Given changes to the composition of the Board, during the year, there were times when at least half of the Board (excluding the Chairman) did not comprise independent non-executive directors as required under the Code.

Directors – Development
On appointment, directors are furnished with relevant information to discharge their duties effectively. The Company plans an induction programme for each director, whereby a director will meet key members of the management team following his/her appointment.

As an ongoing process, directors are briefed and provided with information concerning major developments affecting their roles and responsibilities. In particular, the directors' knowledge of the Group's worldwide operations is regularly updated by arranging presentations from local management.

Board Evaluation
The Nomination Committee has discussed the methods available to it in order to evaluate the performance of the Board including the assistance of specialist third-party consultants. For the year under review, the Board considered that such a formal evaluation would not be undertaken but would be kept under review for future years. The evaluation of the performance of the Board, its committees, the Chairman and of the individual directors is carried out on an informal basis. This method of evaluation is carried out by the Chairman in respect of the Board as a whole in consultation with the Senior Independent Director.

All directors are subject to election by shareholders at the first opportunity after their appointment and thereafter in accordance with Article 82 of the Company's Articles of Association. This ensures compliance with the Code by providing that all directors are required to submit themselves for re-election at least once every three years. The biographical details of those directors seeking election and re-election at the forthcoming Annual General Meeting ("AGM") can be found on page 22 of this Annual Report.

Committees
The Board is supported by the Audit, Remuneration and Nomination Committees.

The Committees, if they consider it necessary, can engage third-party consultants and advisers and can call upon other resources of the Group to assist them in developing their respective roles.

In addition to the relevant Committee members and the Company Secretary, external advisers and, on occasion, other directors attend committee meetings but only at the invitation of the Chairman of the Committee.

The Committees' terms of reference and the schedule of matters reserved for the Board are being reviewed following the demerger and, following that review, will be made available on request and on the 'Investors' section of the Group's website (www.burberry.com).

Audit Committee
The Audit Committee currently consists of three non-executive directors: Philip Bowman (Chairman), David Tyler and Stephanie George. Caroline Marland was a member of the Committee until her resignation from the Board on 31 January 2006 and Stephanie George was appointed a member of the Committee on 19 May 2006. The Committee met four times during the year, with both the external auditors and a representative of the Group's internal audit department present. All members of the Committee attended every meeting.

The Board is satisfied, in accordance with the provisions of the Code, that at least one member of the Audit Committee has recent and relevant financial experience given the nature of the senior management positions held by Philip Bowman and David Tyler (see biographical details on page 22 of this Annual Report).

The Audit Committee has reviewed during the year the adequacy of "whistle-blowing" arrangements adopted by the Group.

The Board acknowledges that the independence of auditors is a subject that has become increasingly prominent. It is the role of the Audit Committee to recommend the appointment of auditors and to ensure that the auditors' objectivity and independence are maintained. During the year it agreed a policy consistent with Patricia Hewitt's Committee's guidelines on the provision of non-audit services to audit clients. Prior to commencing any piece of work the external auditors are required to have the work authorised by the Audit Committee, and reports are provided to the Committee detailing all such work.

Remuneration Committee
Details of the Remuneration Committee and its application of corporate governance principles in relation to directors' remuneration are given in the Report on directors' remuneration and related matters on page 30.

Nomination Committee
The members of the Nomination Committee are John Peace (Chairman), Rose Marie Bravo, Philip Bowman and Guy Peyrelongue. Caroline Marland was a member of the Committee until her resignation from the Board. The Committee met twice during the year under review.

All members of the Committee attended every meeting.

The Committee is responsible for identifying and recommending appointments to the Board. Independent external search consultants are engaged to assist in the process of identifying and/or assessing the suitability of candidates and/or potential candidates' suitability is researched by the Chairman of the Committee. Details of candidates are prepared for review by the Committee which then makes a recommendation to the Board.

Relations with Shareholders

The Company recognises the importance of communicating with its shareholders and does this through its Annual and Interim Reports, quarterly trading updates and at the Annual General Meeting.

The Company communicates with its institutional investors frequently and regularly throughout the year through a combination of formal and informal meetings, participation at sector-specific conferences and ad-hoc briefings with management.

The Board is kept abreast of the views of major shareholders by briefings from the Company's Senior Vice President of Strategy and Investor Relations. Analysts' notes and brokers' briefings are also used to achieve a greater understanding of investors' views of the Company.

The Company's non-executive directors, including the Senior Independent Non-executive director, are available to meet with any of the Company's major shareholders to discuss issues of importance to them, should a meeting be requested.

In accordance with the provisions of the Code, the Notice of the 2005 AGM was sent to shareholders at least 20 working days before the Meeting. A poll vote was taken on each of the resolutions put before shareholders.

Philip Bowman (Chairman of the Audit Committee) did not attend the 2005 AGM at the request of the Board for medical reasons and Guy Peyrelongue (Chairman of the Remuneration Committee) was unable to attend the 2005 AGM. It is the intention that all directors will attend the forthcoming AGM and will be available to answer shareholders' questions.

In keeping with the Company's usual practice, voting on each of the resolutions to be put to shareholders at the forthcoming AGM will be conducted by a poll. The level of proxies lodged on each resolution and the number of proxy votes for and against the resolution will be made available at the AGM on request and will be published on the Company's website.

Corporate social responsibility ("CSR")

Details on the Company's approach to CSR are given on pages 41 to 45.

Accountability and audit

The Board acknowledges that it should present a balanced and understandable assessment of the Company's position and prospects. In this context, reference should be made to the Statement of Directors' Responsibilities on page 46, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Group Report of the Auditors on page 47, which includes a statement by the auditors about their reporting responsibilities.

The Board recognises that its responsibility to present a balanced and understandable assessment extends to interim and other price sensitive public reports and reports to regulators as well as information required to be presented by law.

Internal control

The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. The Audit Committee has reviewed the effectiveness of the key procedures, which have been established to provide internal control. It currently believes that the Group's financial control procedures are adequate and that there are not any material weaknesses. As indicated last year, the business has started a major process re-engineering exercise, and this and a number of internal audits have highlighted opportunities for improvements in operational efficiency and controls. A number of these opportunities have already been addressed and work is in progress to further strengthen the senior management team and address the outstanding issues. During the year, significant investment was made in further strengthening the Audit and Risk Assurance function to help ensure that the Board has visibility of the key risks and progress against plans to address them.

In accordance with the guidance for directors on internal control ("The Turnbull Guidance"), the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place throughout the year under review and up to the date of approval of the Annual Report and Accounts. The process will be regularly reviewed by the Audit Committee which reports its findings for consideration by the Board, and is in accordance with The Turnbull Guidance.

The key procedures operating within the Group are as follows:

Risk assessment

The Group's business objectives are incorporated into the annual budgeting and planning cycle. Progress towards the achievement of such objectives is monitored by a variety of financial measures and non-financial performance indicators.

The Audit Committee has delegated responsibility for considering operational, financial, compliance and other risks.

The Risk Committee meets formally on a six-monthly basis to re-evaluate risk and to consider the work of the Internal Audit and Risk Assurance team. The Director of Audit and Risk Assurance attends these meetings.

Internal control continued

Control environment and control activities
The Group consists of a number of business units, each with its own management structure which forms part of the overall management structure of the Group. The senior executives of these units report to the executive directors.

The Group has established procedures for the delegation of authorities for matters that are considered significant, either because of their value or the impact on the Group, to ensure that approval is considered at an appropriate level.

The Group's trading units operate within a framework of policies and procedures which are either already laid down or are being established in organisation or authority manuals. Policies and procedures cover key issues such as authorisation levels, compliance with legislation and physical security.

The Group has implemented various strategies to deal with the risk factors that have been identified. Such strategies include a framework of internal control and the use of third party services to assist in monitoring specific issues. In addition, other approaches are taken, such as insurance and the use of treasury instruments to hedge specific foreign currency exposures.

Information and communication
The Group has a comprehensive system of budgetary control, focused on monthly performance reporting which is at an appropriately detailed level. A summary of results supported by commentary and performance measures is provided to the Board each month. The performance measures are subject to review to ensure that they provide relevant and reliable indications of business performance.

A summary of the key business risks and relevant control measures is submitted by the executive directors to the Audit Committee at the end of the financial year. The Audit Committee meets with both external and internal auditors, and can do so without the presence of executive directors, if it so chooses.

Monitoring
A range of procedures is used to monitor the effective application of internal control within the Group. These include management review, management confirmations of compliance with standards and procedures as well as internal audit and other specialist reviews. The Internal Audit department is responsible for reporting to the Audit Committee on the effectiveness of internal control systems.

Compliance with the Code Provisions
Unless otherwise stated above, the Company has complied with the provisions of the Code throughout the accounting period under review with the following further exceptions:

- The Code states that directors' notice or contract termination periods should be set at one year or less. Ms Bravo's service agreement dated 28 May 2002 was amended in June 2004, which had the effect of extending its initial fixed period by a year to 30 June 2006. This fixed period has not been further extended. The Report on directors' remuneration and related matters sets out further details of Ms Bravo's service agreement.

- As explained in previous years, at the time of the IPO, Burberry adopted various share incentive schemes which are not compliant with the Code in certain respects. In particular, there are no performance conditions attached to the vesting of options and granting of awards under these schemes. As reported last year, the Company has ceased granting awards under these schemes unless it had a prior contractual commitment and does not intend to make any further awards under these schemes.

The Board presents its Report on Directors' Remuneration and related matters including details of Total Shareholder Return, Remuneration Policy and Directors' Remuneration. The Remuneration Committee has determined that during 2006/07 it will undertake a comprehensive review of executive directors' remuneration, including short-term and long-term incentive arrangements. The Company will consult with major shareholders on any proposals, and proposals that require shareholder consent will be submitted for approval at the 2007 AGM.

Remuneration Committee

The Remuneration Committee is chaired by Guy Peyrelongue and its other members during the year were Philip Bowman, John Peace and Caroline Marland (until her resignation from the Board on 31 January 2006). Stephanie George was appointed a member of the Committee on 19 May 2006.

The Remuneration Committee decides both the level and structure of executive directors' pay and monitors senior management pay. The remuneration of the Chairman and non-executive directors is a matter for the Board as a whole. The Committee meets at least twice a year and holds additional meetings as necessary. During the year under review, the Committee held four meetings which were fully attended with the exception that Guy Peyrelongue and Caroline Marland were each unable to attend one meeting.

To assist in making its decisions, the Remuneration Committee has appointed external advisers. For the year to 31 March 2006, the Committee's principal remuneration advisers were Kepler Associates. Kepler does not provide other services to the Company. Supplementary analysis was carried out for the Committee by Mercer Human Resource Consulting. Mercer Human Resource Consulting also advised Burberry on salary benchmarking, pensions, and on the employee-related issues arising from the Group's demerger from GUS plc ("GUS").

Save as described below, the constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice, as set out in the Listing Rules of the UK Listing Authority.

The Combined Code on Corporate Governance published by the Financial Reporting Council in July 2003 ("the Code") states that the Remuneration Committee should consist only of independent non-executive directors. John Peace was appointed as a member of the Remuneration Committee pursuant to the Relationship Agreement with GUS and, until the Company's demerger from GUS, was not considered to be independent for the purposes of the Code. As stated in last year's Annual Report, the Company considers John Peace's presence on the Committee prior to the demerger as being in shareholders' interests overall given that GUS was the beneficial owner of approximately 65% of the Company's Ordinary Shares until December 2005.

The Relationship Agreement was terminated on completion of the demerger from GUS in December 2005. As set out in the Corporate Governance report, John Peace is now considered by the Board to be independent for the purposes of the Code following the demerger.

To date, the Chairman's remuneration has been a matter reserved for the Board as a whole (excluding the Chairman). Since the IPO there has been no change in the Chairman's remuneration and, following the demerger, the Company intends to review whether this matter should be for the Remuneration Committee as part of a broader review of the terms of reference of the Company's main Board Committees.

Remuneration Policy

The Committee believes Burberry's remuneration should be competitive and strongly linked to performance. Therefore it has a remuneration policy based on the following two principles.

First, in order to attract, motivate and retain exceptional talent to enable Burberry to compete effectively with the world's leading luxury brands, the Committee bases the quantum of total remuneration on competitive practice. For some roles Burberry competes for talent in the same global marketplace as other luxury brands, many of which are based in the US. Total remuneration for executive directors and other senior executives is benchmarked against main global competitors and UK companies of comparable size. The Committee recognises that for each executive the relative importance of each of these benchmarks may be different. Benefits are based on competitive market practice for each executive, having regard to individual circumstances.

The second principle is to emphasise variable pay in order to establish a clear link between pay and performance, and to align pay more closely with shareholders' interests. To provide a balanced focus between short and long-term business objectives, variable pay for executive directors includes an annual cash bonus based on growth in profit before tax and individual performance and long-term share-based incentives linked primarily to increases in shareholder value and to continued employment over 3 to 5 years.

Remuneration packages are established and regularly reviewed against the agreed policy to ensure that they meet the policy principles. When seeking to attract new executives the Committee endeavours to incorporate these policy objectives into the remuneration package.

Performance graph

The following graph shows the Total Shareholder Return ("TSR") for Burberry Group plc compared to the companies in the FTSE 100 Index assuming £100 was invested on 12 July 2002, the date of the IPO. The FTSE 100 Index has been selected because Burberry's market capitalisation is close to that of companies at the lower end of the FTSE 100 Index.

Value of £100 invested on Burberry flotation date



Burberry
FTSE 100
£300
£250
£200
£150
£100
£50
0
Jul-02
Mar-03
Mar-04
Mar-05
Mar-06

Elements of Remuneration

Remuneration is structured such that performance-related elements represent more than half of total remuneration.

Burberry implements its remuneration policy through the provision of the following elements of remuneration.

Base salary

The Company aims to provide salaries which are competitive with those of comparable roles at companies of similar size and global reach within the luxury goods sector (including those in North America and those which are privately-owned) and UK companies of similar size. These companies are representative of Burberry's competitors for executive talent. When making salary determinations the Remuneration Committee takes into account not only this competitive information but also each executive director's contribution to the business during the year. On recruitment, the Committee also considers the executive's current remuneration and the overall package required to attract the relevant executive.

Annual bonus

Each year the Remuneration Committee sets bonus targets by reference to internal and external expectations. Bonuses are currently based on profit growth and individual performance. The Committee believes that linking incentives to profit growth helps to reinforce the Company's profitability and growth objectives. Targets are calibrated by Kepler Associates using benchmarks that include broker earnings estimates for Burberry, earnings estimates for competitors, straight-line profit growth consistent with median/upper quartile shareholder returns, latest projections for the current year, budget, strategic plan, long-term financial goals, etc. Actual bonus awards are subject to the discretion of the Remuneration Committee. Executive Directors are eligible for a maximum bonus of 100% of base salary (up to 150% for Ms. Ahrendts). Target bonus is 50% of maximum.

The Burberry Co-investment plan

Burberry encourages executive directors and other senior executives to hold shares in the Company. To facilitate this, executive directors may defer receipt of their annual bonus and invest it in Burberry shares, with up to a 2:1 match based on individual and Company performance during the year. Matching shares are forfeited if the executive leaves within 3 years.

The Burberry 2004 Senior Executive Restricted Share Plan ("the 2004 RSP")

The 2004 RSP was approved by shareholders at the 2004 Annual General Meeting. Under this plan, executives may be awarded shares up to a maximum value of 1x base salary (up to 2x in exceptional circumstances). The vesting of RSP shares is based 50% on Burberry's 3-year Total Shareholder Return ("TSR") relative to peers and 50% on 3-year growth in Profit Before Tax ("PBT"). Awards vest in full only if Burberry achieves at least upper quartile TSR relative to its global peers and at least 15% per annum profit growth, and the executive remains in employment with Burberry for at least 5 years. A proportion of an award (12.5%) may vest if TSR performance exceeds the median of the peer group or if PBT growth exceeds 5% per annum over 3 years. Of the shares which meet the performance criteria, 50% vest after three years. The remaining 50% vest in two equal tranches on the fourth and fifth anniversaries of the award date.

The Committee chose TSR relative to a group of Burberry's global peers because it felt that this is an objective measure of the Company's success and aligns with shareholder interests. Growth in PBT was chosen as it continues to be the primary measure used by management and the Committee believes strong profit growth is key to delivering superior shareholder returns.

The TSR peer group for the 2004 and 2005 awards comprised: Barneys New York, Bulgari, Christian Dior, Coach, Compagnie Financiere Richemont, Hermes, Hugo Boss, IT Holding, LVMH Louis Vuitton Moët Hennessey, Movado, Neiman-Marcus, Pinault-Printemps-Redoute, Polo Ralph Lauren, Saks, Swatch, Tiffany, Tod's, Tommy Hilfiger and Waterford Wedgwood.

Following recent corporate activity, Barneys New York, Neiman-Marcus and Tommy Hilfiger cease to be listed. For future cycles, the following companies will be added to the peer group: Estée Lauder, Fossil, Liz Claiborne and Nordstrom.

IPO plans

A number of share-based incentives were put in place at the time of the IPO. Some of these plans continue to have some awards outstanding even though no grants have been made to Directors since IPO other than in exceptional circumstances. Details of these plans are set out on pages 37 and 38.

All employee share-based plans

In order to encourage broad ownership of Burberry shares the Company offers two share-based plans to all of its employees;

- A Share Incentive Plan (the "SIP"). Adopted at the time of the IPO, this plan awards free shares to all Burberry employees on achievement of strong business results, as determined by the Remuneration Committee.

- A Save As You Earn plan ("SAYE"). This will be implemented in 2006/7. This allows employees to invest a portion of their salary into Burberry shares which can be purchased after 3 years at a 20% discount to the market price when the employee joins the plan.

Benefits

Benefits for executive directors include a company car, allowances, private medical insurance and legal expenses.

Directors' Remuneration

The remuneration of the directors of Burberry Group plc in the period 1 April 2004 to 31 March 2006 is detailed below.

Executive Director Remuneration

Aggregate emoluments by director

	Salary	Allowances paid in cash	Total of salary and allowances	Bonus	Benefits	Aggregate emoluments	
Rose Marie Bravo	$'000	$'000	$'000	$'000	$'000	$'000	£'000
Year to 31 March 2006	1,720	1,030(1)	2,750	430	124	3,304	1,857
Year to 31 March 2005	1,646	717	2,363	1,317(2)	153	3,833	2,074
Stacey Cartwright (3)	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2006	381	103	484	95	9	n/a	588
Year to 31 March 2005	350	72	422	280(2)	4	n/a	706
Brian Blake (4)	$'000	$'000	$'000	$'000	$'000	$'000	£'000
Year to 31 March 2006	638	293	931	0	10	941	528
Year to 31 March 2005	663	316	979	530(2)	9	1,518	821
Angela Ahrendts	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2006	173	82	255	570(5)	184(6)	n/a	1,009
Total	**£'000**	**£'000**	**£'000**	**£'000**	**£'000**		**£'000**
Year to 31 March 2006	1,879	928	2,807	907	268	n/a	3,982
Year to 31 March 2005 (7)	1,702	669	2,371	1,279	101	n/a	3,751

(1) Includes housing and travel allowances and cash payments in lieu of the dividends payable on restricted shares held by Rose Marie Bravo under the IPO Restricted Share Plan.

(2) Under the terms of the Co-investment Plan, directors may defer some or all of their after-tax bonus to purchase shares in Burberry Group plc.

(3) Allowances for Stacey Cartwright include the cash equivalent of a company car.

(4) Emoluments for Brian Blake are based on the period from 1 April 2005 to 31 December 2005. Allowances included the cash equivalent of a company car and a housing allowance.

(5) Includes sign-on and part compensation for awards forfeited at previous employer.

(6) Principally comprises relocation expenses from the US to the UK.

(7) Figures disclosed include amounts relating to a former director of the Company (£150,000).

The GBP/USD exchange rate used in the calculations is 1.78 (2005: 1.848).

Directors' Pension Entitlements

Rose Marie Bravo

US pension scheme
Pension contributions are made to a 401(k) scheme operated by Burberry in the US. The cost of providing this for Ms Bravo was $18,500 (£10,393) in the year to 31 March 2006 (2005: $16,500 (£8,928)).

In the year to 31 March 2002 it was agreed to set up a Supplemental Executive Retirement Plan for Ms Bravo. This Plan is an unfunded arrangement into which notional contributions are paid. Interest is earned on the Plan at the same rate as the guaranteed interest fund for the US 401(k) scheme. Details of the pension benefits earned by Ms Bravo under her Supplemental Executive Retirement Plan during the year to 31 March 2006 are set out in the table below.

	Accrued benefit						Transfer value of accrued benefit			
	As at 31 March 2005	Gross Increase	Increase net of inflation	Transferred during the Year	As at 31 March 2006	Transfer value of increase in accrued benefit	As at 31 March 2005	Change during the Year	Transferred during the Year	As at 31 March 2006
Total ($000)	1,838	696	631	-	2,534	696	1,838	696	-	2,534
Total (£000)	**1,033**	**391**	**354**	**-**	**1,424**	**391**	**1,033**	**391**	**-**	**1,424**

Note: calculations assume US annual inflation rate of 3.54%. The GBP/USD exchange rate used in the calculations is 1.78

Angela Ahrendts

The Group makes an annual contribution equal to 30% of Ms Ahrendts' base salary to the Burberry Defined Contribution Pension Plan. For the year to 31 March 2006, the value of the Group's contribution was £51,871.

Stacey Cartwright

The Group makes an annual contribution equal to 20% of Ms Cartwright's base salary to her personal pension plan. To the extent this exceeds Inland *Revenue limits the excess is paid as a cash supplement. For the year to 31 March 2006, the value of the excess amount was* £55,130 (2005: £49,600).The contribution paid into her personal pension plan was £21,120 in the year to 31 March 2006 (2005: £20,400).

Brian Blake

Mr Blake received a pension allowance of 20% of base salary. For the year to 31 March 2006, the amount of the allowance was $127,500 (2005: $132,500).

Interests in the Burberry Co-Investment Plan

For the year ended 31 March 2005, Rose Marie Bravo, Stacey Cartwright and Brian Blake chose to defer and invest the whole of their bonus after the deduction of tax into Burberry shares via the Bonus Co-Investment Plan. The Invested shares are included in the table below and in the table of directors' interests appearing on page 39. The related matching share awards under these arrangements are also shown in the table below. The matching share awards do not vest for three years, and the right to any matching shares is forfeited if a director resigns before the vesting date.

The interests of the executive directors, who served during the financial year, in shares granted under this scheme as at 31 March 2006 were as follows.

	Number of Invested shares			Number of Matching shares [1]			
	Purchased during the Year	Sold during the Year	As at 31 March 2006	Awarded during the Year	Lapsed during the Year	As at 31 March 2006	Vesting date
Rose Marie Bravo	102,683	-	102,683	282,571	-	282,571	21/07/2008
Brian Blake	41,332	(41,332)	-	113,741	(113,741)	-	n/a
Stacey Cartwright	38,295	-	38,295	104,580	-	104,580	21/07/2008

(1) *The matching share awards are made on a gross basis and are taxed at the point of vesting. The market value of these awards at the date of grant* (21 July 2005) was 428.4p per share.

Interests in the 2004 RSP

The interests of the executive directors in Ordinary Shares subject to awards under this plan as at 31 March 2006 were as follows.

	Number of Ordinary Shares					
	As at 31 March 2005	Granted during the year	As at 31 March 2006	Exercise price	Vesting date	Expiry date
Stacey Cartwright	46,296	-	46,296	nil	02/08/2007	02/08/2014
	23,148	-	23,148	nil	02/08/2008	02/08/2014
	23,148	-	23,148	nil	02/08/2009	02/08/2014
	-	66,568(1)	66,568	nil	21/07/2008	21/07/2015
	-	33,284(1)	33,284	nil	21/07/2009	21/07/2015
	-	33,284(1)	33,284	nil	21/07/2010	21/07/2015
Brian Blake	-	57,798(1) (2)	-	nil	21/07/2008	n/a
	-	28,899(1) (2)	-	nil	21/07/2009	n/a
	-	28,899(1) (2)	-	nil	21/07/2010	n/a

(1) The Market value of these awards at the date of grant was 422.5p per share.
(2) Granted and lapsed during the year to 31 March 2006.

On 31 January 2006, Angela Ahrendts was granted an award over 508,474 Ordinary Shares. The rules applicable to the award are the same as for the 2004 RSP other than in respect of the time of vesting.

The interests of Angela Ahrendts in shares subject to this award as at 31 March 2006 were as follows.

	Number of Ordinary Shares					
	As at 31 March 2005	Granted during the year	As at 31 March 2006	Exercise price	Vesting date	Expiry date
Angela Ahrendts	-	254,237(1)	254,237	nil	1/12/2008	31/01/2016
	-	127,118(1)	127,118	nil	1/12/2009	31/01/2016
	-	127,119(1)	127,119	nil	1/12/2010	31/01/2016

(1) The Market value of these awards at the date of grant was 433.75p per share.

Performance conditions under the 2004 RSP are based 50% on PBT and 50% on TSR.

Interests in The Burberry Group plc Share Incentive Plan ("the SIP")

On 20 August 2004, all qualifying employees based in the UK were awarded shares under the SIP. The interests of the executive directors in shares under this scheme as at 31 March 2006 were as follows.

	Number of Ordinary Shares					
	As at 31 March 2005	Granted during the year	As at 31 March 2006	Exercise price	Vesting date	Expiry date
Stacey Cartwright	800	-	800	nil	20/08/2007	(1)

(1) No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

Market Price of the Company's Ordinary Shares

Details of the market price of the Company's Ordinary Shares are shown in the table below.

Year to 31 March	2006	2005
At the year end	464p	409p
Highest price during the year	475p	418p
Lowest price during the year	358p	344p
(Offer price at IPO: 230p)		

Service Agreements

Attracting the best talent in the global luxury goods business can require fixed term contracts and/or termination provisions which result in termination payments in excess of one year's remuneration, for example a fixed term of up to five years or a notice period in excess of 12 months. Burberry does not offer such terms unless the Remuneration Committee considers it absolutely necessary in the particular circumstances to attract a highly talented individual and even in these circumstances will ensure that after an initial period termination payments will not exceed one year's remuneration. Save for the service contract of Ms Ahrendts, there are no service contracts for any director which could result in termination payments of more than one year's remuneration.

Rose Marie Bravo

Ms Bravo was employed by Burberry as Chief Executive under a service agreement dated 28 May 2002 which was amended in June 2004 and October 2005.

The 2005 amendment addressed Ms Bravo ceasing to be the Chief Executive on 30 June 2006 and becoming Vice Chairman on a part time basis. As her role of Chief Executive ends on 30 June 2006 all unvested shares under the IPO Restricted Share Plan will vest consistent with the terms of her service agreement. In respect of her new position as Vice Chairman, Ms Bravo will be paid an annual salary of US$650,000 for a minimum of 12 days' work a month. Her maximum bonus entitlement remains 100% of annual salary. Benefits will continue to be paid to Ms Bravo as provided for under her current service agreement. However all allowances will cease from 31 December 2006.

If Ms Bravo's service agreement is terminated without cause or as a result of a change of control she would be entitled to 12 months' salary and half her maximum bonus entitlement. If any person acquires control of Burberry, including by acquiring 25% or more of the voting rights in Burberry, Ms Bravo can terminate her employment and such termination would be deemed to be by Burberry without cause. If payments due to Ms Bravo are deemed of a level that would subject her to US federal excise tax under Section 280G (b) (2) of the US Internal Revenue Code 1986, Burberry Limited (US) would pay Ms Bravo an additional amount so that she will be in the same net after-tax position had the excise tax not been applied.

Angela Ahrendts

Ms Ahrendts relocated from the US to the UK and commenced her employment with Burberry as an Executive Director on 9 January 2006 under a service agreement dated 10 October 2005. Under the terms of that agreement, Ms Ahrendts will assume the position of Chief Executive Officer on 1 July 2006. Ms Ahrendts may terminate the service agreement on six months' notice, such notice not expiring earlier than January 2007.

Ms Ahrendts receives an annual salary of US$1.3m, a pension allowance of 30% of annual salary and an annual overseas allowance in respect of accommodation, travel and school fees etc of £343,972 for a period of no longer than five years. Ms Ahrendts will be eligible to receive an annual bonus not exceeding 150% of annual salary which will commence in respect of the Group's performance in the financial year ending 31 March 2007.

Under the service agreement:

- The Company has agreed to pay Ms Ahrendts a special recruitment and retention bonus of US$4m payable in four tranches, the first of which was paid on 9 January 2006. The remaining payments will be made on 9 October 2006, 9 July 2007 and 9 January 2008;
- Ms Ahrendts is eligible for a personal achievement bonus subject to achievement of objectives set by the Remuneration Committee of up to US$4m – payable as follows: US$1.75m on 31 December 2006, US$1.5m on 31 December 2007 and US$750,000 on 31 December 2008;
- Ms Ahrendts was granted a restricted share award as stated on page 34.

If Ms Ahrendts' service agreement is terminated without cause before January 2008, she would be entitled to two times her annual salary and two times her maximum annual bonus opportunity and the balance of her recruitment and personal achievement bonus. Her share incentives will vest on a time pro-rated basis subject to a minimum vesting of 50% in respect of her restricted shares. She will also receive her pension and overseas allowances for a further 12 months together with relocation expenses.

After January 2008 if Burberry terminates the agreement without cause but in circumstances where the Remuneration Committee determines that Ms Ahrendts' performance or that of the Group does not meet the financial expectations of the Board or shareholders, her entitlements in respect of salary and bonus will be reduced so that she will receive 12 months' salary and half of her maximum bonus opportunity. However if Burberry terminates the service agreement after January 2008 in circumstances where there is not poor performance as described above, then the termination payments will remain as provided for in the paragraph above, save that the entitlements in respect of salary and bonus would decline to 12 months' salary and 12 months' maximum bonus opportunity over the period from January 2009 to January 2010.

If any person acquires control of Burberry before 9 January 2008, Ms Ahrendts can terminate her employment on 30 days' notice but her entitlement will be determined on the basis of poor performance as set out in the paragraph above.

Stacey Cartwright

Stacey Cartwright is employed by Burberry as Chief Financial Officer under a service agreement dated 17 November 2003. Her term of appointment commenced on 1 March 2004.

Burberry may terminate Ms Cartwright's appointment by giving 12 months' written notice. Ms Cartwright may terminate her employment by giving six months' written notice.

Brian Blake

Mr Blake resigned as a director of the Company with effect from 14 November 2005. Mr Blake was employed as Group President and Chief Operating Officer by Burberry Limited (US) under a service agreement effective from 1 June 2004.

External appointments

The Company recognises that executive directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Company. Ms Bravo served as a non-executive director of Tiffany & Co. and The Estée Lauder Companies Inc. during the year, and received the following remuneration.

Tiffany & Co.	$63,000 and 10,000 options
The Estée Lauder Companies Inc.	$78,000 in cash, 7.15 stock units (with dividend entitlement) and 7,216 share options

Non-Executive Director Remuneration

John Peace, Group Chief Executive of GUS, was appointed to the Board of the Company on 7 June 2002 as Non-executive Chairman. David Tyler, Group Finance Director of GUS, was formally appointed as a non-executive director of the Company on 7 June 2002 having been a director since late 1997.
Guy Peyrelongue and Philip Bowman were each appointed as non-executive directors of the Company on 21 June 2002. Caroline Marland served as a non-executive director of the Company from 21 January 2003 to 31 January 2006. Stephanie George was appointed as a non-executive director on 31 March 2006.

Non-executive directors are appointed for an initial three-year term after which they may continue to serve for a maximum period of six years, subject to six months' notice by either party.

Fees for non-executive directors are determined by the full board having regard to market practice. For the period ending 30 June 2005, each non-executive director was paid a base fee of £40,000 with additional fees of £7,500 each being paid to the Chairman of the Remuneration and Audit Committees. With effect from 1 July 2005, the base fee was increased to £45,000 per annum and Committee Chairmanship fees to £8,000 and £10,000 per annum for the Remuneration and Audit Committees respectively. This was the first such increase since the Company's IPO in July 2002.

As part of the shareholding guidelines of the Company, non-executive directors are expected to acquire a minimum of £6,000 worth of shares for each year of their appointment. The shares must be held for the longer of three years from date of purchase and the duration of a director's term on the Board.

Non-executive director fees

	Fees	
	2006 £'000	2005 £'000
John Peace*	100	100
Philip Bowman	53	48
Guy Peyrelongue	52	48
Caroline Marland**	36	40
David Tyler*	44	40
Stephanie George	-	-
Total	**285**	**276**

* The fees for John Peace (Chairman) and David Tyler are paid to GUS plc.

** 2006 emoluments based on the period from 1 April 2005 to 31 January 2006

IPO PLANS

The Burberry IPO Restricted Share Plan and IPO Share Option Scheme

On 11 July 2002 awards were made to executive directors serving at the time under the IPO Restricted Share Plan ("IPO RSP") and IPO Share Option Scheme ("IPO Option Scheme") in respect of services provided prior to the IPO. The primary purpose of these one-off awards was to retain senior executives, before and following the IPO. The plans were described in detail in the IPO documentation and subsequent annual reports. The interests of the executive directors of Burberry Group plc, who served during the financial year, in shares subject to these awards as at 31 March 2006 were as follows.

	IPO Restricted shares				
	As at 31 March 2005	Lapsed during the year	Vested during the year	As at 31 March 2006	Vesting date
Rose Marie Bravo	1,500,000	-	(1,500,000)*	-	11/07/2005
	1,250,000	-	-	1,250,000	1/07/2006
	1,250,000	-	-	1,250,000	1/07/2006

*Ms Bravo's 1,500,000 Restricted shares were sold at a price of 421p per share on 18 July 2005.
Ms Bravo's 1,000,000 Restricted shares vested at a price of 379.5p on 29 July 2004.
The market value of these awards at the date of grant was 230p per share.

			IPO Restricted shares				
	As at 31 March 2005	Lapsed during the year	Exercised during the year	As at 31 March 2006	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	833,334	-	(833,334)	-	230p	11/07/2005	n/a

The market price when Ms Bravo exercised her options was 421p on 18 July 2005.

On 2 August 2004 Brian Blake was granted a nil-cost option over 231,640 Ordinary Shares on the same terms as those granted under the Burberry Senior Executive IPO Restricted Share Plan except that such option had to be satisfied by market-purchased shares.

The interests of Brian Blake in shares subject to this award as at 31 March 2006 were as follows:

	Number of Ordinary Shares awarded					
	As at 31 March 2005	Lapsed during the year	As at 31 March 2006	Exercise price	Vesting date	Expiry date
Brian Blake	115,820	(115,820)	-	nil	02/08/2007	n/a
	57,910	(57,910)	-	nil	02/08/2008	n/a
	57,910	(57,910)	-	nil	02/08/2009	n/a

The market value of these awards at the date of grant was 378p per share.

The Burberry Group plc Executive Share Option Scheme 2002

During the year to 31 March 2006 Rose Marie Bravo was granted options under this scheme which was adopted at the time of the IPO and detailed in the IPO documentation. This grant was made in accordance with the term of her service agreement entered into prior to the IPO. The interests of the executive directors, who served during the financial year, in options granted under this scheme as at 31 March 2006 were as follows.

	Number of Ordinary Shares under option						
	As at 31 March 2005	Granted/ (Lapsed) during the year	Exercised during the year	As at 31 March 2006	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	277,778	-	(277,778)	-	258p	12/06/2005	n/a
	277,777	-	-	277,777	258p	12/06/2006	12/06/2013
	277,778	-	-	277,778	378p	02/08/2005	02/08/2014
	277,778	-	-	277,778	378p	02/08/2006	02/08/2014
	277,777	-	-	277,777	378p	02/08/2007	02/08/2014
	-	277,778	-	277,778	423p	21/07/2006	21/07/2015
	-	277,778	-	277,778	423p	21/07/2007	21/07/2015
	-	277,777	-	277,777	423p	21/07/2008	21/07/2015
Stacey Cartwright	61,729	-	-	61,729	378p	02/08/2005	02/08/2014
	61,729	-	-	61,729	378p	02/08/2006	02/08/2014
	61,727	-	-	61,727	378p	02/08/2007	02/08/2014
Brian Blake	77,214	-	(77,214)	-	378p	02/08/2005	n/a
	77,214	(77,214)	-	-	378p	02/08/2006	n/a
	77,212	(77,212)	-	-	378p	02/08/2007	n/a

The market price when Rose Marie Bravo exercised her options on 18 July 2005 was 421p.
The market price when Brian Blake exercised his options on 20 December 2005 was 411p.

GUS share option schemes

Notwithstanding the Company's demerger from GUS in December 2005, details of directors' participation in GUS employee share schemes and interests in GUS shares during the year under review are disclosed below for completeness. Such details will not be included in future Remuneration Reports.

Prior to Burberry's IPO, Ms Bravo participated in the share option plan of GUS. Ms Bravo's interests in GUS share options held under the GUS 1998 Approved and Non-Approved Executive Share Option schemes as at 31 March 2006 were as follows:

	Number of Ordinary Shares under option						
	As at 31 March 2005	Lapsed during the year	Exercised during the year	As at 31 March 2006	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	56,747	-	-	56,747	612.7p	11/06/2004	12/06/2006

The options may be exercised if GUS' adjusted earnings per share over a period of three consecutive financial years have increased by an average of at least 4% per annum more than the growth in the Retail Prices Index. This performance condition was achieved.

The market price of GUS shares during the period is shown in the table below:

Year to 31 March	2006	2005
At the year end	1055p	912p
Highest price during the year	1128p	989p
Lowest price during the year	827p	740p

The Company's Register of Directors' Interests contains full details of directors' shareholdings and options.

Gains made by directors on share options and awards

The table below shows gains made by individual directors from the exercise of Burberry share options, together with the gain from the exercise of IPO RSP awards, during the year to 31 March 2006. The gains are calculated as at the exercise date.

	Year to 31 March 2006 £'000
Rose Marie Bravo	8,359
Brian Blake	25
Total gains on share options and awards	**8,384**

Gains made by John Peace and David Tyler, in the year to 31 March 2006, on the exercise of options to acquire, and awards over, ordinary shares of GUS are disclosed in the Annual Report of that company.

Directors' interests

The beneficial interests of the directors of the Company in the Ordinary Shares of Burberry Group plc (in addition to interests in options and share awards) are shown below:

	Holding of Ordinary Shares as at 31 March 2006*	Holding of Ordinary Shares as at 31 March 2005	Holding of Restricted Shares as at 31 March 2006**
Rose Marie Bravo	155,762	50,000	2,782,571
Angela Ahrendts	-	-	508,474
Stacey Cartwright	48,295***	10,000***	330,308
John Peace	155,738	50,000	-
Philip Bowman	35,000	20,000	-
Guy Peyrelongue	6,522	6,522	-
David Tyler	48,664	16,000	-
Stephanie George	-	-	-

* this includes, where appropriate, the Invested shares under the Burberry Co-Investment Plan.

** this includes unvested Restricted shares granted under the 2004 RSP and the IPO RSP as well as unvested Matching shares under the Burberry Co-Investment Plan.

*** this excludes 800 free shares granted under the SIP (see page 34 for further details). In addition, as at 31 March 2006, Stacey Cartwright had an interest in one share of Swiss Fr 1,000 in Burberry (Suisse) S.A. held in order to comply with the provisions of the Articles of Association of that company. The share capital of Burberry (Suisse) S.A. consists of 500 shares.

There are no non-beneficial interests.

As potential beneficiaries under the Burberry Group plc ESOP Trust ("the Trust"), Rose Marie Bravo, Angela Ahrendts and Stacey Cartwright are deemed to have an interest in the Company's Ordinary Shares held by the Trust. The Trust held 4,921,707 Ordinary Shares as at 31 March 2006.

There has been no change in the above interests between 31 March 2006 and 14 May 2006.

Given the Company's demerger from GUS, details of directors' interests in GUS shares during the year under review are provided for completeness. These details will not be included in future Remuneration Reports.

The beneficial interests of the directors in GUS shares are shown below:

	Ordinary Shares in GUS		Options to acquire Ordinary Shares in GUS under the GUS Share Option Scheme				Options to acquire ordinary shares in GUS under the GUS SAYE Share Option Scheme[1]	
	As at 31 March 2005	As at 31 March 2006[3]	As at 31 March 2005	Options (lapsed)/ granted during the year	Options exercised during the year	As at 31 March 2006	As at 31 March 2005	As at 31 March 2006
Rose Marie Bravo	10,000	8,682	56,747	-	-	56,747	-	-
Angela Ahrendts	-	-	-	-	-	-	-	-
Stacey Cartwright	-	-	-	-	-	-	-	-
John Peace	294,154[2]	434,127[2]	492,939	93,768	-	586,707	4,394	4,394
Philip Bowman	4,000	25,800	-	-	-	-	-	-
Guy Peyrelongue	-	-	-	-	-	-	-	-
David Tyler	182,893[2]	269,589[2]	178,450	58,241	-	236,691	4,394	4,394
Stephanie George	-	-	-	-	-	-	-	-

(1) No options under the GUS SAYE Share Option Scheme have lapsed during the year.
(2) These holdings include the Invested shares awarded under the terms of the GUS Co-investment Plan referred to below.
(3) Holdings of Ordinary Shares in GUS as at 31 March 2006 reflect the adjustment to the numbers of GUS shares following the share consolidation as a result of the Company's demerger.

	Ordinary shares under the GUS Performance Share Plan				Matching shares under the GUS Co-Investment Plan(*)	
	As at 31 March 2005	Shares awarded during the year	Shares released during the year	As at 31 March 2006	As at 31 March 2005	As at 31 March 2006
Rose Marie Bravo	-	-	-	-	-	-
Angela Ahrendts	-	-	-	-	-	-
Stacey Cartwright	-	-	-	-	-	-
John Peace	297,085	93,768	99,540	291,313	550,014	535,989
Philip Bowman	-	-	-	-	-	-
Guy Peyrelongue	-	-	-	-	-	-
David Tyler	178,450	58,241	58,192	178,499	323,863	321,783
Stephanie George	-	-	-	-	-	-

* GUS plc directors, including John Peace and David Tyler, are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares. Shares so purchased on behalf of these directors, applying the bonus reported in last year's GUS Annual Report, are included in the holdings of GUS ordinary shares disclosed above. Matching shares under these arrangements are not released until the expiry of a three-year period and the right to these shares is forfeited if a director resigns from GUS before then.

John Peace and David Tyler are, together with other employees of the GUS group, discretionary beneficiaries under the GUS plc ESOP Trust ("the Trust") and, as such, each director is deemed to be interested in the 10,463,212 ordinary shares in GUS held by the trustee of the Trust as at 31 March 2006.

There has been no change in the above interests between 31 March 2006 and 14 May 2006.

IFRS
Appropriate adjustments have been made, where relevant, to performance targets and tests under the Company's incentive plans to ensure consistency of measurement during the transition from UK GAAP to IFRS reporting.

Audit statement
In their audit opinion on page 97, PricewaterhouseCoopers LLP refer to their audit of the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985. These comprise the following disclosures in this remuneration report: the disclosures under the headings "Aggregate emoluments by director" "Directors' Pension Entitlements", "Interests in the Burberry Co-Investment Plan", "Interests in the 2004 RSP", "Interests in The Burberry Group plc Share Incentive Plan", on pages 32 to 34; the disclosures under the heading "Non-Executive Director Remuneration" and "IPO plans" on pages 36 to 38.

Approved by the Board and signed on its behalf by:

Michael Mahony
General Counsel and Secretary

24 May 2006

CORPORATE SOCIAL RESPONSIBILITY

For Burberry, corporate social responsibility ("CSR") involves considering those social, environmental and ethical issues that if managed improperly could pose a threat to the Group's assets, reputation and the Burberry brand. Conversely, good management in these areas, for example the environment, has been proven to have direct financial benefit.

Michael Mahony, the Company Secretary, is responsible for CSR matters and chairs the CSR committee which meets regularly. In 2005 the CSR committee met three times in order to consider items under the following headings:

- Supply chain – maintaining acceptable labour, environmental and social practices in the Group's supply chain.
- Product quality – providing products of the appropriate quality commensurate with the Group's position as an international supplier of luxury goods, including the responsible sourcing and marketing of products.
- Customer service – serving customers, both retail and wholesale, to their complete satisfaction.
- Health and safety – providing a healthy and safe environment for our employees, contractors and customers.
- Working environment – providing a working environment that is conducive to the recruitment and retention of the widest possible range of talented staff, and which is a safe and healthy place to work.
- Environment – improving the Group's environmental performance to reduce environmental impact and to increase operational efficiency.
- Community affairs – developing strong relationships in our chosen communities in support of our business objectives, by using the Group's unique assets to benefit society.

New members of the CSR committee in 2005 include a dedicated CSR Manager, focused on ethical supply chain issues, the Director of Audit and Risk Assurance and a Quality Assurance and Supply Operations Manager. The Group continues to draw support from a team of external CSR advisers.

Burberry is included in the FTSE4Good Indices.

The Supply Chain

Our approach

Good workplace standards, health and safety, fair pay and fair employment conditions together with care for the environment are all elements of a successful and professionally run business. It is our responsibility to ensure that these expectations are also met in our supply chain, where both good and poor performance has the ability to impact on Burberry's reputation. We are committed to working in partnership with our suppliers and licensees on these issues, as by achieving these goals together we can make a measurable difference to working conditions in our supply chain.

Management

Operational responsibility for this area now rests with a new CSR manager, based in the UK whose remit is focused almost solely on supply chain issues. Performance in this area is reported into the CSR committee and the relevant divisions.

2005/06 performance

In the past year we have refined the way that we approach this area.

- We have integrated our approach so that suppliers and licensee businesses are treated identically. Our assurance activity is based on a risk rating that incorporates factors such as factory location, order value and product type.
- The Ethical Trading Policy has been strengthened to encompass the main principles of the United Nations Declaration of Human Rights and the ILO Core Conventions.
- Ethical standards are being integrated into the quality management framework and the sales purchase order process which will be globally consistent.
- A dedicated Ethical Trading Committee has been established consisting of the CSR Manager, the Company Secretary, the Director of Audit and Risk Assurance and the Quality Assurance and Supply Operations Manager.
- We have appointed initially on a trial basis, a third-party with a global remit for ethical supply chain auditing.
- Training materials are being developed for rolling out the new system to all relevant contacts and stakeholders.
- A newly reviewed corrective and preventative action record (CAPAR) system is being introduced.

Depending upon the non-compliance issues identified, non compliant manufacturers are either terminated or the non-compliances issues are worked through using an action plan and are subject to regular review.

In 2006/07 we intend to:

- Employ an additional CSR manager in the Far East, dedicated to working with our suppliers on ethical supply chain issues.
- Deliver substantive training both internally and externally in our key locations.
- Launch an online resource for suppliers to stay up to date with standards and to self-assess.
- To continue working with our appointed auditing partners to improve conditions in high risk areas utilising the new CAPAR system.

Health and Safety

Our approach
Burberry regards its responsibilities for the health and safety of its employees, workplaces, showrooms and sales areas, in the UK and worldwide, as being of utmost importance. Staff receive training and instruction in safe working practices, and managers, supervisors and others are provided with appropriate training in their specific responsibilities for health and safety. We conduct workplace risk assessments and encourage the active involvement of representatives from our workforce through joint inspections and, where appropriate, safety committees.

The health and safety standards we apply are audited annually by external advisers who provide us with detailed reports and recommendations. This process is reviewed by our Risk and Audit Committee and the response of individual sites carefully monitored.

We engage health and safety advisers to support our business and we employ a Health and Safety manager.

Management
In the UK each part of the business is required to produce and implement health and safety action plans and our Group Health and Safety Committee, which is led by our CFO, meets regularly to review health and safety performance. In the US, Health and Safety is directed by the Human Resources and Loss Prevention departments.

The UK and the US have separate incident and accident reporting systems, the former being based on RIDDOR and the latter on insurance reports. Data from both of these regions is considered by the Group Health and Safety Committee. All other regions are obliged to make sure that they comply with relevant local laws and our UK Health and Safety manual is cited as the basis for developing systems and processes.

2005/06 Performance

- In the UK we audited all of our manufacturing sites as we do every year. Other sites were also audited as part of a three year rotating schedule.
- The audits have shown continual improvement in our Health and Safety performance at our manufacturing sites.
- We tested our UK auditing methodology on a European retail site.
- We delivered six training courses on health and safety in the UK to 105 attendees. These included Risk Assessment, Permit to Work, COSHH, IOSH Managing Safely, Manual Handling Assessor, Practical Manual Handling and Display Screen Equipment use.

In 2006/07 we intend to:

- Extend the UK auditing approach to other European retail sites.
- Roll out a new global Health & Safety audit programme.
- Work with US insurers to further customise our Health & Safety programme in this region.

The Environment

Our approach
Burberry respects the environment and the local communities within which it does business. As far as possible we will minimise our environmental impact. It is the responsibility of the Burberry Environment Committee to ensure this occurs.

Management
Environmental management is conducted through a network of regional operational representatives and co-ordinated by the Environment Committee that meets in the UK on a quarterly basis. Overall responsibility rests with the Company Secretary with the UK Operations Director having day-to-day responsibility for environmental matters.

Following the successful inclusion of the Spanish operations into the global environmental management system (EMS) in 2004, Burberry has extended this system to include its activities in the US, a region in which the business has both a wholesale and a retail presence. This means that US energy and waste figures will be reviewed in line with those of the UK and Spain and that improvement targets apply equally across all of these regions.

2005/06 Performance

- We diverted 46% more freight from air to sea than in 2004.
- We commissioned four third-party environmental reviews on wholesale sites, two in the UK and two in the US.
- We held staff environmental awareness days at two of our UK manufacturing sites. We also made improvements in packaging reuse at our UK distribution centre.
- Our retail stores continued to reduce their energy consumption and retail staff are now appraised on their environmental performance.
- Most of our stores in the US now have air-economiser systems installed.

In 2006/07 we intend to:

- Perform environmental reviews of our operations in China and Korea;
- Extend our EMS to cover our activities in the Far East;
- Carry out further staff awareness initiatives.

Community Affairs

Our approach
Burberry undertakes charitable giving globally and regionally in line with policy objectives. We support activity in the following four areas: education, with emphasis on fashion and textile design programmes; medical research and awareness programmes; humanitarian issues; and the arts.

Our style of giving is both direct – in the form of monetary donations or gifts in kind, and indirect – whereby giving is facilitated through customer or staff events.

Management
Global initiatives are managed by Corporate Marketing; regional initiatives are organised regionally and at store manager level and reported to Corporate Marketing.

2005/06 Performance

Direct donations included:

- Fashion and textiles education – Texprint, and Central St Martins College of Art and Design.
- Medical research – The Samantha Dickson Trust and the National Osteoporosis Society.
- Humanitarian issues – The American Red Cross and the 'Happy House' charity (a Korean charity providing food for children in orphanages).
- The Arts – The American Ballet Theatre Foundation and L'officina del Bene (an Italian arts trust which produces theatre events for charity).

Fund raising included:

- Medical research – Sales of a specially designed pink trench coat and scarf raised money for a number of breast cancer charities including Breakthrough Breast Cancer and The Singapore Breast Cancer Foundation.
- Humanitarian issues – Burberry supported a special 'Fashion for Relief' runway show to help victims of Hurricane Katrina.
- The Arts – Burberry buys tables and tickets at events and places adverts for numerous charitable organisations including The Metropolitan Museum of Art and The New York City Ballet.

In 2006/07 we intend to:

- Continue to support global and regional charitable initiatives and leverage our brand capabilities in line with our corporate policy.

The Working Environment

Our approach
Burberry is committed to providing a working environment that encourages everyone employed by Burberry to contribute to both their own and the Company's success. Burberry's businesses worldwide operate to the same principles in their treatment of employees. These principles include:

- Providing an environment that encourages excellence, innovation and quality customer service.
- Providing the climate and resources that will enable all employees to advance on merit as far as their talents and skills will take them, without regard to age, colour, disability, gender, marital status, national origin, race, religion, sexual orientation, etc.
- Providing an environment where an individual's ideas can be considered and acted upon.
- Rewarding our employees in accordance with their contribution to the business and its profitability.
- Ensuring that if problems arise within the work environment that they can be resolved fairly and equitably.

Management
Human resource issues are managed by the head office HR team under the direction of the Human Resources Director. Regional divisions also have smaller HR functions and some of these regions, such as the US where there is a Vice President of Human Resources have significant local autonomy.

2005/06 Performance

- Managers attend recruitment and training workshops that reinforced adherence to company policies and our commitment to equal opportunities and anti-discrimination procedures.
- We rolled out a new "whistle-blowing" policy and procedures with a high profile campaign.
- We introduced a new employee assistance programme in the UK. The scheme provides a free and confidential support line for employees and their families offering counselling, medical and legal advice.
- We launched a new recruitment website in the US to support our expansion in North America.

In 2006/07 we intend to:

- Expand our involvement with universities and MBA colleges.
- Increase the level of language training across the Company.
- Increase the number of inter company transfers for management development purposes.

Customer Service and Product Quality

Our approach
Burberry aims to win and keep customers with the quality of our products and services, to maintain the exclusivity of Burberry's merchandise and to protect the integrity of Burberry's product ranges and intellectual property.

Management
In the UK and Europe our Retail Operations and Customer Service departments monitor and manage customer service, customer trends and product quality using a combination of mystery shopping surveys and customer complaints data. In the US our Customer Relationship Management team manages a sophisticated CRM system that tracks individual customer spending (based on volunteered information), and enables us to offer exceptional individualised service and after sales care.

Burberry's portfolio of registered trademarks is managed by our in-house Intellectual Property ("IP") department with a head office in London and regional IP managers. The IP department works closely with law enforcement agencies, customs, prosecutors and other state agencies to ensure the detection of counterfeit merchandise and the prosecution of those responsible.

2005/06 Performance:

- We trialled a new after sales and customer reactivation programme in five US stores.
- We extended our UK complaints monitoring system to our European stores.
- We introduced a reward system for good performance by stores following our mystery shopping surveys.

In 2006/07 we intend to:

- Harmonise our US and European complaints reporting.
- Introduce a new CRM programme system in the UK.
- Investigate the applicability of mystery shopping surveys in the US.
- Rollout a CRM Best Customer Retention programme in the US.

CSR Indicators	Year to 31 March 2006	Year to 31 March 2005	Year to 31 March 2004	Year to 31 March 2003
Suppliers				
Number of 3rd party audits	50	43	37	24
Health and Safety				
RIDDORS per 100,000 hours worked	0.26	0.3	0.24	0.33
3rd party H&S audits in the UK	11	14	n/a	n/a
Environment				
UK energy use (Mil kWh)	27.4	28.1	29.1	30.2
UK energy use (kWh/£1,000 sales)	36.9	39.2	43.2	50.8
Energy use Spain (Mil kWh)	8.4	9.3	8.8	n/a
Energy use US retail (Mil kWh)	8.2	7.7	7.2	n/a
Energy use Asia and Korea	1.7	1.5	1.6	n/a
UK packaging use (tonnes)	883	731	703	718
UK packaging use (Kg/£1,000 sales)	1.2	1.0	1.0	1.2
UK transit packaging (tonnes)	476	520	525	538
UK transit packaging (Kg/£1,000 sales)	0.64	0.73	0.78	0.91
Tonnes of CO_2 offset by switching from air to sea freight	1205	650	650	n/a
Tonnes of CO_2 from UK air travel	1213	n/a	n/a	n/a
Community				
Indirect donations GBP	£169,046	£142,999	n/a	n/a
Direct donations GBP	£314,214	£346,423*	£198,000	£166,000

**Includes a one off donation of £100,000 to the Tsunami Relief Fund*

	Year to 31 March 2006	Year to 31 March 2005	Year to 31 March 2004	Year to 31 March 2003
Key figures				
Average Number of Employees (Full-time equivalents)	4,651	4,229	3,869	3,657
Turnover (£m)	742.9	715.5	675.8	593.6

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985.

They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website (www.burberry.com) which contains information on Group activities and published financial results. The work carried out by the auditors does not involve consideration of the maintenance and integrity of the website and accordingly the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

GROUP REPORT OF THE AUDITORS

Independent auditors' report to the members of Burberry Group plc

We have audited the Group financial statements of Burberry Group plc for the year to 31 March 2006 which comprise the Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Group Cash Flow Statement, and the related Notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Burberry Group plc for the year to 31 March 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the Directors' Report, is consistent with the Group financial statements. The information given in the Directors' Report includes the specific information presented in the Business and Financial Review that is cross referred from the Business Review section of the Directors' Report. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's Letter, Company Overview and Strategy, Business and Financial Review, Risks, the Directors' Report, the unaudited part of the Directors' Remuneration Report and related matters, the Corporate Governance Statement and the Corporate Social Responsibility Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 March 2006 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

24 May 2006

GROUP INCOME STATEMENT

	Note	Year to 31 March 2006[1] £m	Year to 31 March 2005[2] £m
Turnover	4	**742.9**	**715.5**
Cost of sales		(296.8)	(291.3)
Gross profit		**446.1**	**424.2**
Net operating expenses	5	(291.6)	(262.9)
Operating profit		**154.5**	**161.3**
Financing:			
Interest receivable and similar income	7	4.3	5.5
Interest payable and similar charges	7	(1.8)	(0.6)
Net finance income	4,7	2.5	4.9
Profit before taxation	4,6	**157.0**	**166.2**
Taxation	8	(50.6)	(54.3)
Attributable profit for the year		**106.4**	**111.9**

The profit for the year is attributable to the equity holders of the Company and relates to continuing operations.

Pence per share			
Earnings			
– basic	9	22.9p	22.7p
– diluted	9	22.3p	22.2p
Dividends			
– interim	10	2.5p	2.0p
– proposed final (not recognised as a liability at 31 March)	10	5.5p	4.5p

Non-GAAP measures		£m	£m
Reconciliation to adjusted operating profit			
Operating profit		154.5	161.3
Atlas cost	5	11.1	–
Operating profit before Atlas costs		**165.6**	**161.3**
Pence per share			
Earnings per share before Atlas costs			
– basic	9	24.7p	22.7p
– diluted	9	24.1p	22.2p

(1) Reflects the adoption of IAS 32 and IAS 39
(2) Does not reflect the adoption of IAS 32 and IAS 39

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Year to 31 March 2006[1] £m	Year to 31 March 2005[2] £m
Attributable profit for the year		**106.4**	**111.9**
Cash flow hedges	21	(3.8)	–
Currency translation differences	21	15.6	5.5
Net actuarial gains/(losses) on defined benefit pension scheme	21	0.7	(1.5)
Tax on items taken directly to equity	21	1.5	(0.3)
Net income recognised directly in equity		**14.0**	**3.7**
Transfers			
Transferred to income and expense on cash flow hedges	21	(0.7)	–
Taxation on items transferred from equity		0.2	–
Net transfers		**(0.5)**	**–**
Net gains not recognised in income statement		13.5	3.7
Total recognised income for the year		**119.9**	**115.6**
Total impact on adoption of IAS 32 and IAS 39	3, 21	1.9	–
Total		**121.8**	**115.6**

(1) Reflects the adoption of IAS 32 and IAS 39
(2) Does not reflect the adoption of IAS 32 and IAS 39

All the recognised income and expense is attributable to the equity holders of the Company.

GROUP BALANCE SHEET

	Note	As at 31 March 2006[1] £m	As at 31 March 2005[2] £m
ASSETS			
Non-current assets			
Intangible assets	11	135.4	125.2
Property, plant and equipment	12	167.0	154.4
Deferred taxation assets	13	16.6	15.0
Trade and other receivables	14	4.2	1.3
Income tax receivable		–	0.8
		323.2	**296.7**
Current assets			
Stock	15	124.2	102.5
Trade and other receivables	14	108.0	112.2
Derivative financial assets	26	2.8	–
Income tax receivable		0.2	3.1
Cash and cash equivalents	16	113.7	169.9
		348.9	**387.7**
Non-current assets classified as held for sale	17	–	1.2
		348.9	**388.9**
Total assets		***672.1***	***685.6***
LIABILITIES			
Non-current liabilities			
Long term liabilities	18	(14.6)	(14.8)
Deferred taxation liabilities	13	(10.5)	(13.0)
Retirement benefit obligations	30	(1.8)	(2.1)
Provisions for liabilities and charges	19	(2.8)	(2.9)
		(29.7)	**(32.8)**
Current liabilities			
Bank overdrafts and borrowings	27	(101.2)	–
Derivative financial liabilities	26	(2.1)	–
Trade and other payables	20	(126.9)	(160.6)
Income tax liabilities		(25.6)	(19.9)
		(255.8)	**(180.5)**
Total liabilities		**(285.5)**	**(213.3)**
Net assets		**386.6**	**472.3**
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	21	0.2	1.1
Share premium	21	151.8	136.1
Capital reserve	21	25.8	24.9
Hedging reserve	21	(0.2)	–
Foreign currency translation reserve	21	21.2	5.4
Retained earnings	21	187.8	304.8
Total equity		**386.6**	**472.3**

(1) Reflects the adoption of IAS 32 and IAS 39
(2) Does not reflect the adoption of IAS 32 and IAS 39

Approved by the Board on 24 May 2006 and signed on its behalf by:

John Peace
Chairman

Stacey Cartwright
Chief Financial Officer

GROUP CASH FLOW STATEMENT

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Cash flows from operating activities		
Operating profit	154.5	161.3
Depreciation, impairment and intangible amortisation charges	24.9	24.4
Profit on disposal of property, plant and equipment	(1.6)	(1.1)
Charges in respect of employee share incentive schemes	7.4	9.5
Increase in stocks	(17.8)	(12.9)
Decrease/(increase) in debtors	2.2	(7.3)
(Decrease)/increase in creditors	(21.2)	1.5
Cash generated from operations	148.4	175.4
Taxation paid	(43.6)	(49.5)
Net cash inflow from operating activities	**104.8**	**125.9**
Cash flows from investing activities		
Purchase of tangible and intangible fixed assets	(30.7)	(37.2)
Proceeds from sale of property, plant and equipment	3.6	3.1
Payment of deferred consideration	(19.2)	–
Acquisition of subsidiary	(4.4)	–
Net cash outflow from investing activities	**(50.7)**	**(34.1)**
Cash flows from financing activities		
Interest received	3.0	5.3
Interest paid	(1.4)	(0.6)
Equity dividends paid	(32.8)	(24.9)
Issue of Ordinary Share capital	3.7	4.4
Purchase of shares through share buy back	(191.6)	(58.4)
Purchase of own shares by ESOPs	–	(8.7)
Sale of own shares by ESOPs	2.4	1.8
Draw down on loan facility	50.0	–
Net cash outflow from financing activities	**(166.7)**	**(81.1)**
Net (decrease)/increase in cash and cash equivalents	(112.6)	10.7
Effect of exchange rate changes on opening balances	5.2	1.3
Cash and cash equivalents at beginning of period	169.9	157.9
Cash and cash equivalents at end of year	**62.5**	**169.9**

ANALYSIS OF CASH AND CASH EQUIVALENTS

	As at 31 March 2006 £m	As at 31 March 2005 £m
Cash	70.2	62.4
Short term deposits	43.5	107.5
Cash and cash equivalents as per the balance sheet	113.7	169.9
Bank overdrafts	(51.2)	–
Cash and cash equivalents per the cash flow statement	**62.5**	**169.9**

1 Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies, which comprise Burberry Group, are owned by Burberry Group plc ("the Company") directly or indirectly.

Under European Union (EU) legislation, it is mandatory for EU listed companies to report under International Financial Reporting Standards (IFRS), for financial years commencing after 1 January 2005. Accordingly, the consolidated financial statements for the year to 31 March 2006 have been prepared in accordance with IFRS as adopted by the EU and IFRS issued by the IASB, and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. All IFRS issued by the IASB and effective at the time of preparing these consolidated financial statements have been adopted by the EU through the endorsement procedure established by the European Commission. Since the Group is not affected by the provisions regarding portfolio hedging which are not required by the EU-endorsed version of IAS 39, the accompanying financial statements comply with both IFRS as adopted by the EU and IFRS issued by the IASB. The Group had previously reported under UK GAAP.

The results to 31 March 2005 have been restated from UK GAAP to IFRS using the same accounting policies as those used for the results to 31 March 2006, other than as described in note 3 – Changes in accounting policies and presentation. The principal adjustments that were required by Burberry Group on conversion to IFRS are set out in note 32 – Transition to IFRS.

Burberry has adopted early IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". The following IFRS, International Financial Reporting and Interpretations Committee requirements (IFRICs) and amendments thereto have been adopted earlier than required:

- December 2004 amendment to IAS 19 "Employment Benefits" permitting the recognition of actuarial gains and losses directly in equity (from 1 April 2005);
- April 2005 amendment to IAS 39 "Financial instruments: Recognition and Measurement" concerning cash flow hedges of forecast intra-group transactions (from 1 April 2005); and
- June 2005 amendment to IAS 39 concerning the fair value option (from 1 June 2005).

The following IFRS and IFRICs have been issued but have not been adopted early by the Group:

- IFRIC4 – "Determining whether an arrangement contains a lease" (effective from 1 April 2006) requires the determination of whether an arrangement contains a lease.
- IFRIC7 – "Applying the restatement approach" (effective from 1 April 2006) provides guidance on hyperinflation accounting.
- IFRS7 – "Financial instruments: Disclosures" (effective from 1 April 2007) introduces new disclosures for financial instruments. It replaces disclosure requirements in IAS 32 "Financial Instruments: Disclosure and Presentation".

The impact of these IFRS and IFRICs on the Group's financial statements is currently being assessed.

The parent Company has not adopted IFRS as its statutory reporting basis. Audited financial statements for the parent Company, have been prepared in accordance with UK GAAP.

These consolidated financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments.

Basis of consolidation

The Group's annual financial statements comprise those of the parent company and its subsidiaries, presented as a single economic entity. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

The effects of intra-group transactions are eliminated in preparing the Group financial statements.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the portion of the reporting period during which Burberry Group plc had control.

Non-GAAP measures

Non-GAAP measures are presented in order to provide a clear and consistent presentation of the underlying performance of the Group's ongoing business. Such presentation will be prepared on a consistent basis in the future.

Key sources of estimation uncertainty

Preparation of the consolidated financial statements in conformity with IFRS requires that management make certain estimates and assumptions that affect the reported revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Such estimates include, but are not limited to goodwill and asset impairment, stock provisioning, income and deferred tax. These are discussed below.

Impairment of goodwill

The Group is required to test whether goodwill has suffered any impairment. The recoverable amounts of cash generating units have been determined based on value in use calculations. The use of this method requires the estimation of future cash flows expected to arise from the continuing operation of the cash generating unit and the choice of a suitable discount rate in order to calculate the present value.

1 Basis of preparation continued

Impairment of assets

Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount of an asset or a cash generating unit is determined based on value in use calculations prepared on the basis of management's assumptions and estimates.

Stock provisioning

The Group manufactures and sells luxury goods and is subject to changing consumer demands and fashion trends. As a result, it is necessary to consider the recoverability of the cost of stocks and the associated provisioning required. Stock provisioning is based on the method in which excess stocks can be disposed.

Income and deferred taxes

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes in each territory. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts which were initially recorded, such differences will impact the income tax and deferred tax provisions and assets in the period to which such determination is made.

2 Accounting policies

The consolidated financial information of Burberry Group plc and all its subsidiaries have been prepared in accordance with IFRS.

The principle accounting policies of the Group are:

(a) Turnover

Turnover, which is stated excluding Value Added Tax and other sales related taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, as this reflects the transference of risks and rewards of ownership, with provisions made for expected returns and allowances. Provisions for returns are calculated based on historical return levels. Retail sales, returns and allowances are reflected at the dates of transactions with customers, in addition provisions are made for expected returns. Royalties receivable from licensees, are accrued as earned on the basis of the terms of the relevant royalty agreement, which is typically on the basis of production volumes.

(b) Share schemes

Incentive plans

The cost of the share incentives received by employees (including directors) is measured with reference to the fair value of the equity instruments awarded at the date of grant. The Black-Scholes option pricing model is used to determine the fair value of the award made. The impact of performance conditions is not considered in determining the fair value on the date of grant, except for conditions linked to the price of Burberry Group plc shares i.e. market conditions. Vesting conditions which relate to non-market conditions are allowed for in the assumptions about the number of options expected to vest. The estimate of the number of options expected to vest is revised at each balance sheet date.

The cost of the share based incentives are recognised as an expense over the vesting period of the awards, with a corresponding increase in equity.

The proceeds received from the exercise of the equity instruments awarded, net of any directly attributable transaction costs, are credited to share capital and share premium.

(c) Operating leases

Burberry Group is a lessee of property. Gross rental expenditure in respect of operating leases are recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

Lease premiums and incentives

Amounts paid to acquire the rights to a lease ("Lease premiums") are written off in equal annual instalments over the life of the lease contract. Lease incentives, typically rent free periods and capital contributions, are recognised over the full term of the lease.

(d) Dividend distribution

Dividend distributions to Burberry Group plc's shareholders are recognised as a liability in the period in which the dividends are approved by the shareholders for the final dividend or paid in respect of the interim dividend.

(e) Pension costs

Prior to the demerger of the Group from GUS plc on 13 December 2005, it was agreed that existing employees of members of the Burberry Group who were participating in the GUS defined benefit pension scheme would continue to do so until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by Burberry. When eventual withdrawal of members of the Burberry Group from the GUS pension scheme takes place on or before 31 December 2007, Burberry must pay any liabilities due under section 75 or 75A of the Pensions Act 1995. GUS has indemnified Burberry on an after tax basis against any amounts which are in excess of £1.25m.

The pension costs in these consolidated financial statements are determined in accordance with IAS 19.

2 Accounting policies continued

(e) Pension costs continued

Defined benefit schemes

Eligible employees of Burberry Group participate in a number of defined benefit schemes throughout the world; the principal defined benefit scheme is in the UK. The assets covering this arrangement are held in independently administered funds.

The cost of providing defined benefit schemes to participating Burberry employees is charged to the income statement over the anticipated period of employment.

The asset or liability recognised in the balance sheet, in respect of defined benefit schemes, represents Burberry's share of the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses and past service costs.

Actuarial gains and losses are recognised directly to equity through the Group Statement of Recognised Income and Expense.

Defined contribution schemes

Burberry Group eligible employees also participate in defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the income statement and comprises the amount of contributions payable to the schemes in respect of the year.

(f) Intangible fixed assets

Goodwill

Goodwill is the excess of purchase consideration over the fair value of identifiable net assets acquired. Goodwill on acquisition is recorded as an intangible fixed asset. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Prior to 31 March 2004, goodwill was held at cost less accumulated amortisation. Goodwill was assigned a finite useful economic life, not exceeding 20 years, and was amortised in equal annual instalments. Upon transition to IFRS on 1 April 2004, goodwill was assigned an indefinite useful economic life in accordance with IFRS 3 "Business Combinations", and it ceased to be amortised.

Impairment reviews are performed annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and other intellectual property

The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically ten years. The useful economic life of trademarks and other intellectual property is determined on a case by case basis, in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Computer software

The cost of acquiring computer software (including licences and separately identifiable external development costs) is capitalised as an intangible asset at purchase price, plus any directly attributable cost of preparing that asset for its intended use. Software costs are amortised by equal annual instalments over their estimated useful economic lives, which are up to five years.

(g) Property, plant and equipment

Property, plant and equipment is stated at cost or deemed cost, based on historical revalued amounts, less accumulated depreciation and provision to reflect any impairment in value.

Depreciation

Depreciation of property, plant and equipment is calculated to write off the cost or deemed cost, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds – less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 – 8 years
Retail fixtures and fittings	2 – 5 years
Office equipment	5 years
Computer equipment	Up to 5 years

Impairment

Impairment reviews are undertaken when performance trends or changes in circumstances suggest that the net book value of an item of property, plant or equipment is not fully recoverable.

Profit/loss on disposal of property, plant and equipment

Profits and losses on disposal of property, plant and equipment represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

(h) Non-current assets held for sale

A non-current asset is classified as held for sale, when its carrying value will be recovered principally through sale. Non-current assets held for sale are carried at the lower of cost or fair value less costs to sell and are not depreciated.

2 Accounting policies continued

(i) Impairment of assets

Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

(k) Taxation including deferred tax

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense which are taxable or deductible in other years and it further excludes items which are never taxable or deductible. The Group's liability for current tax is calculated using tax rates which have been enacted or substantially enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is exempt from deferred tax. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(l) Share capital

Ordinary Shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

(m) Financial instruments

A financial instrument is initially recognised at fair value on the balance sheet when the entity becomes a party to the contractual provisions of the instrument. A financial asset is no longer recognised when, the contractual rights to the cash flow expire or substantially all risks and rewards of the asset are transferred. A financial liability is no longer recognised, when the obligation specified in the contract is discharged, cancelled or expires.

The Group's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and derivative instruments, the accounting for which is explained below.

Cash and cash equivalents
Cash and cash equivalents comprise cash and short term deposits with an original maturity date of three months or less, held with banks, liquidity funds as well as bank overdrafts. Bank overdrafts are recorded under current liabilities on the balance sheet.

Trade and other receivables
Trade and other receivables arise when the Group provides money, goods or services directly to a third party with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

Trade and other payables
Trade and other payables arise when the Group acquires money, goods or services directly from a creditor with no intention of trading the payable. They are included in current liabilities, except for maturities greater than 12 months after the balance sheet date. Payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Derivative instruments
Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions.

2 **Accounting policies** continued

(m) Financial instruments continued

The principal derivative instruments used are forward currency contracts taken out to hedge highly probable future royalty receivables and product purchases.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets and liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) classified as held for trading.

The gain or loss on fair value hedges is taken to the income statement, along with the gain or loss on the hedged item for the hedged risk.

The portion of the gain or loss on cash flow hedges determined to be effective, is initially taken to the hedging reserve within equity. The ineffective portion of the gain or loss is recognised to the income statement when required. The amount recognised directly to equity is released to the income statement, when the underlying transaction affects the income statement. If it is expected that all or a portion of a loss recognised directly in equity will not be recovered in one or more future periods or the hedge is no longer expected to occur, the amount that is not expected to be recovered will be reclassified to the income statement.

If a derivative instrument is not designated as a hedge, the gain or loss on revaluation is taken to the income statement.

(n) Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

Transactions in foreign currencies
Transactions denominated in foreign currencies within each entity in the Group are translated into the functional currency at the exchange rate ruling at the *date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are held at the year end, are translated into the functional* currency at the exchange rate ruling at the balance sheet date. Exchange differences on monetary items are taken to the income statement in the period in which they arise, except where these exchange differences form part of a net investment in overseas subsidiaries of Burberry Group, in which case such differences are taken directly to the foreign currency translation reserve within equity.

Translation of the results of overseas businesses
The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling at the weighted average exchange rate for the year according to the phasing of the Group's trading results. The weighted average exchange rate is used, as it is considered to approximate the actual exchange rates on the date of the transactions. The assets and liabilities of such undertakings are translated at the year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity and are reported in the consolidated statement of changes in equity. The principal exchange rates used were as follows:

	Average	
	Year to 31 March 2006	Year to 31 March 2005
Euro	1.46	1.47
US dollar	1.78	1.85
Hong Kong dollar	13.77	14.40
Korean won	1,796.97	2,040.52

	Closing	
	As at 31 March 2006	As at 31 March 2005
Euro	1.43	1.45
US dollar	1.74	1.88
Hong Kong dollar	13.48	14.69
Korean won	1,687.95	1,920.46

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 190.3: £1 in the year to 31 March 2006 (2005: Yen 184.3: £1).

3 Changes in accounting policies and presentation

The results for the year to 31 March 2006 have incorporated the impact of the adoption of IAS 32 and IAS 39.

IFRS 1 "First time adoption of IFRS" allows an entity, for financial instruments, to produce comparative information, under previous UK GAAP. However, for the first IFRS reporting period, being 31 March 2006, the adjustment between the balance sheet at the comparative period's reporting date (under the previous GAAP) and the balance sheet at the start of the first IFRS reporting period must be accounted for as a change in accounting policy.

The Group has taken advantage of this exemption and has adopted IAS 32 and IAS 39 with effect from 1 April 2005. The impact of these standards on the Group's opening balance sheet is shown below.

The principal impact of the adoption of IAS 32 and IAS 39 on the Group's financial statements relates to the classification of redeemable preference shares and the recognition of derivative financial instruments.

The adjustments to the opening balance sheet at 1 April 2005 are shown in the table below, only those line items that have been impacted are shown:

	Opening balance sheet under IFRS	Effect of adoption of IAS 32 and IAS 39		Restated opening position at 1 April 2005
		Reclassification	Remeasurement	
	£m	£m	£m	£m
Current assets				
Trade and other receivables	112.2	(0.4)	–	111.8
Derivative financial assets	–	0.4	5.8	6.2
Current liabilities				
Derivative financial liabilities	–	–	(1.6)	(1.6)
Non-current liabilities				
Long term liabilities	(14.8)	(0.8)	–	(15.6)
Deferred tax liabilities	(13.0)	–	(1.5)	(14.5)
Impact on net assets		**(0.8)**	**2.7**	
Share capital	1.1	(0.8)	–	0.3
Hedging reserve	–	–	2.6	2.6
Retained earnings	304.8	–	0.1	304.9
Impact on equity		**(0.8)**	**2.7**	

4 Segmental analysis

(a) Primary segment – analysis by origin
The geographical segment from which the products or services are supplied to a third party or another segment defines analysis by origin. All licensing activity is recorded in Europe since the intellectual property of Burberry is owned by Burberry Limited, a UK based subsidiary.

(i) Turnover and profit before taxation – by origin of business

Europe comprises operations in France, Germany, Italy, Switzerland and the UK. North America comprises operations in the US. Asia Pacific comprises operations in Australia, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan.

	Spain		Europe		North America		Asia Pacific		Total	
Year to 31 March	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Gross segment turnover	154.9	170.3	326.9	365.3	173.2	157.8	182.4	149.1	837.4	842.5
Inter-segment turnover	(0.5)	(0.1)	(93.5)	(126.3)	–	–	(0.5)	(0.6)	(94.5)	(127.0)
Turnover	**154.4**	**170.2**	**233.4**	**239.0**	**173.2**	**157.8**	**181.9**	**148.5**	**742.9**	**715.5**
Operating profit	**21.1**	**22.7**	**104.8**	**115.3**	**6.3**	**6.0**	**22.3**	**17.3**	**154.5**	**161.3**
Net finance income									2.5	4.9
Profit before taxation									**157.0**	**166.2**
Taxation									(50.6)	(54.3)
Attributable profit for the year									**106.4**	**111.9**

The results above are stated after the allocation of costs of a Group wide nature.

4 **Segmental analysis** continued

(a) Primary segment – analysis by origin continued

(ii) Other segmental items – by origin of business

	Spain		Europe		North America		Asia Pacific		Total	
Year to 31 March	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Capital expenditure	4.0	7.0	13.6	16.7	12.5	17.6	2.9	1.6	33.0	42.9
Depreciation	4.4	4.3	8.1	6.7	7.7	6.7	2.3	1.5	22.5	19.2
Impairment charge	–	–	0.6	3.1	0.2	0.3	–	–	0.8	3.4
Reversal of impairment loss	–	–	(0.4)	(0.2)	–	–	–	–	(0.4)	(0.2)
Amortisation										
– trademarks	–	–	0.9	0.8	–	–	–	–	0.9	0.8
– software	0.2	0.3	0.8	0.8	–	–	0.1	0.1	1.1	1.2
Other non-cash expenses										
– share based payments	1.3	2.0	2.8	3.7	1.9	2.3	1.4	1.5	7.4	9.5

(iii) Assets and liabilities – by origin of business

	Spain		Europe		North America		Asia Pacific		Total	
As at 31 March	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Segmental assets	103.5	112.3	142.3	129.6	145.9	121.4	28.7	19.5	420.4	382.8
Segmental liabilities	(30.9)	(36.7)	(67.5)	(79.6)	(25.5)	(19.0)	(12.8)	(12.4)	(136.7)	(147.7)
Net operating assets	**72.6**	**75.6**	**74.8**	**50.0**	**120.4**	**102.4**	**15.9**	**7.1**	**283.7**	**235.1**
Goodwill									121.2	114.0
Deferred consideration										
for acquisitions									(11.5)	(32.7)
Cash at bank, short term deposits,										
less bank overdrafts and borrowings									12.5	169.9
Taxation (including deferred tax)									(19.3)	(14.0)
Net assets									**386.6**	**472.3**

(b) Secondary segment – by class of business (being the channels to market)

	Retail		Wholesale		Total Retail and Wholesale		Licensing		Total	
Year to 31 March	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Gross segment turnover	318.5	265.2	437.8	498.9	756.3	764.1	81.1	78.4	837.4	842.5
Inter-segment turnover	–	–	(94.5)	(127.0)	(94.5)	(127.0)	–	–	(94.5)	(127.0)
Turnover	**318.5**	**265.2**	**343.3**	**371.9**	**661.8**	**637.1**	**81.1**	**78.4**	**742.9**	**715.5**
Other segmental items										
Segment assets					418.1	380.3	2.3	2.5	420.4	382.8
Capital expenditure					33.0	42.9	–	–	33.0	42.9

The results above are stated after the allocation of costs of a Group wide nature.

4 **Segmental analysis** continued

(c) Additional information

Analysis of turnover is shown below as additional information:

Turnover by product	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Womenswear	249.3	242.1
Menswear	206.2	194.5
Accessories (including childrens)	203.2	197.6
Other	3.1	2.9
Wholesale and Retail	**661.8**	**637.1**
Licence	**81.1**	**78.4**
Total	**742.9**	**715.5**
Number of directly operated stores, concessions and outlets open at 31 March	260	157

Turnover by destination	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Spain	134.1	168.4
Europe	216.3	188.0
North America	180.4	165.9
Asia Pacific	201.4	186.6
Other	10.7	6.6
Total	**742.9**	**715.5**

5 **Net operating expenses**

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Distribution costs	125.9	111.0
Administrative expenses (excluding Atlas costs)	156.3	153.9
Atlas costs	11.1	–
Property rental income under operating leases	(0.1)	(0.9)
Profit on disposal of property, plant and equipment	(1.6)	(1.1)
Net operating expenses	**291.6**	**262.9**

Operating profit for the year to 31 March 2006 includes a charge of £11.1m (2005: £nil) relating to Project Atlas, our major infrastructure redesign initiative, which was announced in May 2005. In addition, a total of £3.9m (2005: £nil) has been spent on capitalised IT investment for Project Atlas in the year to 31 March 2006. This project is designed to create a substantially stronger platform to support long term operations and growth of the Group. Investment in Project Atlas is expected to be around £50m over the three year period to 2007/08.

6 Profit before taxation

Profit before taxation is stated after charging/(crediting):	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Depreciation of property, plant and equipment		
– within cost of sales	1.3	1.3
– within distribution costs	2.8	0.5
– within administrative expenses	18.4	17.4
Amortisation of trademarks and other intellectual property (included in administrative expenses)	2.0	2.0
Fixed asset impairment charge relating to certain retail assets	0.8	3.4
Reversal of asset impairment charge relating to certain retail assets	(0.4)	(0.2)
Profit on disposal of property, plant and equipment	(1.6)	(1.1)
Project Atlas costs	11.1	–
Employee Costs (see note 29)	148.7	131.7
Operating lease rentals		
– minimum lease payments	27.7	22.0
– contingent rents	13.5	17.6
Auditors' remuneration	2.4	2.1
Net exchange loss/(gain) included in income statement	0.8	(0.7)

Auditors' remuneration is further analysed as follows:	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Audit services		
– statutory audit	0.9	0.8
– audit related services	0.1	0.3
Further assurance services	0.3	0.3
Tax services		
– compliance services	0.2	0.2
– advisory services	0.9	0.5
Total	**2.4**	**2.1**

All work performed by the external auditors is controlled by an authorisation policy agreed by the Audit Committee. The over-riding principle is that the auditors are precluded from engaging in non-audit services that would compromise their independence. Non-audit services are provided by the auditors where they are best placed to provide the service due to their previous experience or market leadership in a particular area. (Further assurance work includes transaction related activities and ethical audits. Tax related services includes compliance, transfer pricing and other activities where tax advice has been provided.)

7 Net finance income

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Bank interest income	3.7	4.4
Interest income receivable from GUS related companies	0.1	0.9
Other interest income	0.5	0.2
Interest receivable and similar income	4.3	5.5
Interest on bank loans and overdrafts	(1.8)	(0.4)
Interest expense payable to GUS related companies	–	(0.2)
Interest expense and similar charges	(1.8)	(0.6)
Net finance income	**2.5**	**4.9**

8 Taxation

(a) Analysis of charge for the year recognised in the income statement

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Current tax		
UK corporation tax		
Current tax on income for the year to 31 March 2006 at 30% (2005: 30%)	30.4	37.3
Double taxation relief	(7.1)	(7.4)
Adjustments in respect of prior years	0.4	1.2
	23.7	31.1
Foreign tax		
Current tax on income for the year	28.3	21.0
Adjustments in respect of prior years	1.4	(1.1)
Total current tax	**53.4**	**51.0**
Deferred tax		
UK deferred tax		
Origination and reversal of temporary differences	0.2	0.9
Adjustments in respect of prior years	0.7	(0.3)
	0.9	0.6
Foreign deferred tax		
Origination and reversal of temporary differences	(1.9)	1.5
Adjustments in respect of prior years	(1.8)	1.2
Total deferred tax	**(2.8)**	**3.3**
Total taxation	**50.6**	**54.3**

(b) Analysis of charge for the year recognised in equity

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Current tax		
Current tax charge/(credit) on share options (retained earnings)	(0.6)	–
Current tax charge/(credit) on exchange differences on loans (translation reserve)	(0.2)	(0.1)
Total current tax recognised in equity	**(0.8)**	**(0.1)**
Deferred tax		
Deferred tax charge/(credit) on cash flow hedges recognised directly to equity (hedging reserve)	(1.5)	–
Deferred tax charge/(credit) on cash flow hedges settled during the year (hedging reserve)	(0.2)	–
Deferred tax charge/(credit) on share options (retained earnings)	(2.0)	(0.8)
Deferred tax charge/(credit) on actuarial gains/losses recognised during the year (retained earnings)	0.2	0.2
Total deferred tax charge/(credit) recognised in equity	**(3.5)**	**(0.6)**

8 Taxation continued

The tax rate applicable to profit varied from the standard rate of corporation tax in the UK due to the following factors:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Tax at 30% on profit before taxation	47.1	49.9
Rate adjustments relating to overseas profits	(0.9)	0.2
Permanent differences	3.6	2.3
Tax losses utilised	–	(0.1)
Tax losses for which no deferred tax recognised	–	(0.1)
Adjustments in respect of prior years	0.8	1.5
Other	–	0.6
Total taxation	**50.6**	**54.3**

A review is currently underway with the Competent Authorities with regard to resolving transfer pricing of internal sales between the UK and US. As part of the agreements with GUS plc (Burberry Group's former parent company), certain tax liabilities, which arise and relate to matters prior to 31 March 2002 will be met by GUS plc. From 1 April 2002, any liability will be payable by the Burberry Group. No corporation tax provision has been made for additional taxation arising for these proceedings as none is anticipated overall.

9 Earnings per share

The calculation of basic earnings per share is based on attributable profit for the year divided by the weighted average number of Ordinary Shares in issue during the year. Basic and diluted earnings per share before Atlas costs are also disclosed to indicate the underlying profitability of the Burberry Group.

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Attributable profit for the period before Atlas costs	114.8	111.9
Effect of Atlas costs (after taxation)	(8.4)	–
Attributable profit for the year	**106.4**	**111.9**

The weighted average number of Ordinary Shares represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the year, excluding Ordinary Shares held in Burberry Group's ESOPs.

Diluted earnings per share is based on the weighted average number of Ordinary Shares in issue during the period. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised (full vesting of all outstanding awards is assumed).

	Year to 31 March 2006 Million	Year to 31 March 2005 Million
Weighted average number of Ordinary Shares in issue during the year	464.4	494.1
Dilutive effect of the share incentive schemes	13.2	10.4
Diluted weighted average number of Ordinary Shares in issue during the year	477.6	504.5

Basic earnings per share	Year to 31 March 2006 Pence	Year to 31 March 2005 Pence
Basic earnings per share before Atlas costs	**24.7**	**22.7**
Effect of Atlas costs	(1.8)	–
Basic earnings per share	**22.9**	**22.7**

Diluted earnings per share	Year to 31 March 2006 Pence	Year to 31 March 2005 Pence
Diluted earnings per share before Atlas costs	**24.1**	**22.2**
Effect of Atlas costs	(1.8)	–
Diluted earnings per share	**22.3**	**22.2**

10 Dividends

Ordinary dividends (Equity)		Year to 31 March 2006 £m	Year to 31 March 2005 £m
Prior year final dividend paid (4.5p per share (2005: 3.0p))	– GUS group	14.2	9.9
	– other shareholders	7.3	5.0
Interim dividend paid (2.5p per share (2005: 2.0p))	– GUS group	–	6.6
	– other shareholders	11.3	3.4
Total		**32.8**	**24.9**

A final dividend in respect of the year to 31 March 2006 of 5.5p (2005: 4.5p) per share, amounting to £24.3m (2005: £21.7m), has been proposed for approval by the shareholders at the AGM subsequent to the balance sheet date. The final dividend has not been recognised as a liability at the year end and will be paid on 3 August 2006 to shareholders on the register at the close of business on 7 July 2006.

11 Intangible assets

Cost	Goodwill £m	Trademarks and trading licences £m	Computer software £m	Total £m
As at 1 April 2004	110.6	11.4	5.1	127.1
Effect of foreign exchange rate changes	3.4	0.3	0.1	3.8
Additions	–	0.1	1.0	1.1
Disposals	–	–	(1.1)	(1.1)
Reclassifications	–	–	0.1	0.1
As at 31 March 2005	114.0	11.8	5.2	131.0
Effect of foreign exchange rate changes	3.3	0.1	–	3.4
Additions	3.9	0.1	4.9	8.9
As at 31 March 2006	**121.2**	**12.0**	**10.1**	**143.3**
Accumulated amortisation				
As at 1 April 2004	–	1.5	3.3	4.8
Effect of foreign exchange rate changes	–	–	0.1	0.1
Charge for the year	–	0.8	1.2	2.0
Disposals	–	–	(1.1)	(1.1)
As at 31 March 2005	–	2.3	3.5	5.8
Effect of foreign exchange rate changes	–	–	0.1	0.1
Charge for the year	–	0.9	1.1	2.0
As at 31 March 2006	**–**	**3.2**	**4.7**	**7.9**
Net book value				
As at 31 March 2006	**121.2**	**8.8**	**5.4**	**135.4**
As at 31 March 2005	114.0	9.5	1.7	125.2

11 Intangible assets continued

Impairment testing of goodwill

The cash generating units which have the most significant carrying values of goodwill allocated to them are Spain and Korea. The carrying value of the goodwill allocated to these cash generating units is:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Spain	89.1	87.9
Korea	23.1	21.9
Other	9.0	4.2
Total	**121.2**	**114.0**

At 31 March 2006 no impairment loss was recognised (2005: nil), as the recoverable amount of the goodwill for each cash generating unit exceeded its carrying value.

Spain
The recoverable amount for Spain has been determined based on value in use. The value in use calculation was performed using pre-tax cash flow projections for the next three years based on financial plans approved by management. These cash flows were discounted at a rate of 12% (2005: 12%), being Burberry Group's pre-tax weighted average cost of capital adjusted for certain country specific criteria. The future cash flows beyond the three year period were extrapolated using a long term growth rate of 3% (2005: 3%).

Korea
The recoverable amount for Korea was also calculated based on the value in use, using pre-tax cash flow projections for the next three years based on financial plans approved by management. The cash flows were discounted at a rate of 11% (2005: 13%), being Burberry Group's pre-tax weighted average cost of capital adjusted for certain country specific criteria. The future cash flows beyond the three year period were extrapolated using a long term growth rate of 3% (2005: 3%).

12 Property, plant and equipment

Cost	Freehold land and buildings £m	Leasehold improvements £m	Fixtures, fittings and equipment £m	Assets in the course of construction £m	Total £m
As at 1 April 2004	83.4	47.5	76.4	1.2	208.5
Effect of foreign exchange rate changes	0.1	(0.7)	0.6	(0.1)	(0.1)
Additions	1.2	12.3	23.6	4.7	41.8
Disposals	(1.1)	(4.6)	(7.0)	–	(12.7)
Reclassifications	–	1.0	0.1	(1.2)	(0.1)
Transfer to assets classified as held for sale	(1.6)	–	–	–	(1.6)
As at 31 March 2005	82.0	55.5	93.7	4.6	235.8
Effect of foreign exchange rate changes	3.7	3.8	2.9	0.2	10.6
Additions	0.1	8.7	17.0	2.2	28.0
Disposals	–	(0.3)	(2.3)	–	(2.6)
Reclassifications	0.3	3.7	0.3	(4.3)	–
Acquisition of subsidiary	–	–	0.6	–	0.6
As at 31 March 2006	**86.1**	**71.4**	**112.2**	**2.7**	**272.4**
Accumulated depreciation					
As at 1 April 2004	15.1	13.8	41.4	–	70.3
Effect of foreign exchange rate changes	0.1	(0.1)	0.5	–	0.5
Charge for the year	2.6	2.0	14.6	–	19.2
Impairment charge on certain retail assets	–	2.2	1.0	–	3.2
Disposals	(0.2)	(4.6)	(6.6)	–	(11.4)
Transfer to assets classified as held for sale	(0.4)	–	–	–	(0.4)
As at 31 March 2005	17.2	13.3	50.9	–	81.4
Effect of foreign exchange rate changes	0.7	0.6	1.6	–	2.9
Charge for the year	2.5	4.3	15.7	–	22.5
Impairment charge on certain retail assets	–	0.1	0.3	–	0.4
Disposals	–	(0.1)	(1.7)	–	(1.8)
Reclassifications	0.3	–	(0.3)	–	–
As at 31 March 2006	**20.7**	**18.2**	**66.5**	**–**	**105.4**
Net book amount					
As at 31 March 2006	**65.4**	**53.2**	**45.7**	**2.7**	**167.0**
As at 31 March 2005	64.8	42.2	42.8	4.6	154.4

During the year to 31 March 2006 the trading performance of certain European and North American retail assets which had previously been impaired were further impaired, as trading conditions remained challenging. The impairment charge of £0.4m (2005: £3.2m) has been included in net operating expenses in the income statement. The impairment charge was based on a review of the value of the assets in use and on pre-tax cash flows attributable to these assets in accordance with IAS 36 "Impairment of Assets". The pre-tax discount rate used in these calculations was 10%.

Based on a valuation report prepared by Colliers Conrad Ritblat Erdman, dated 16 May 2006, the existing use value of Burberry Group's ten most significant freehold properties is £158m. This valuation is £96m higher than the net book value of these assets. The directors do not intend to incorporate this valuation into the accounts but set out the valuation for information purposes only.

13 Deferred taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and there is an intention to settle on a net basis, in addition deferred income taxes must relate to the same fiscal authority. The offset amounts are shown in the table below:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Deferred tax assets	16.6	15.0
Deferred tax liabilities	(10.5)	(13.0)
Net amount	**6.1**	**2.0**

The gross movement of the deferred tax account is as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
As at 1 April	2.0	4.6
Impact of adopting IAS 32 and IAS 39 (see note 3)	(1.5)	–
Effect of foreign exchange rate changes	(0.7)	0.4
(Charged)/credited to the income statement	2.8	(3.3)
Tax (charged)/credited to equity	3.5	0.6
Other movements	–	(0.3)
As at 31 March	**6.1**	**2.0**

The movement in deferred tax assets and liabilities during the year, without taking into consideration the off-setting of balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities

	Accelerated capital allowances £m	Unrealised stock profit and other stock provisions £m	Share schemes £m	Derivative instruments £m	Unused tax losses £m	Other £m	Total £m
As at 1 April 2004	(13.3)	1.2	0.5	–	0.2	(0.3)	(11.7)
Effect of foreign exchange rate changes	0.3	0.1	–	–	–	(0.2)	0.2
(Charged)/credited to the income statement	(3.4)	0.1	(0.1)	–	0.5	(0.3)	(3.2)
As at 31 March 2005	(16.4)	1.4	0.4	–	0.7	(0.8)	(14.7)
Impact of adopting IAS 32 and IAS 39 (see note 3)	–	–	–	0.1	–	–	0.1
Effect of foreign exchange rate changes	(1.2)	0.2	–	–	–	(0.1)	(1.1)
(Charged)/credited to the income statement	1.7	0.1	(0.4)	–	(0.2)	0.2	1.4
Tax (charged)/credited to equity	–	–	–	(0.1)	–	–	(0.1)
Other movements	(0.1)	0.1	–	–	0.2	3.4	3.6
As at 31 March 2006	**(16.0)**	**1.8**	**–**	**–**	**0.7**	**2.7**	**(10.8)**

13 Deferred taxation continued

Deferred tax assets

	Accelerated capital allowances £m	Unrealised stock profit and other stock provisions £m	Share schemes £m	Derivative instruments £m	Unused tax losses £m	Other £m	Total £m
As at 1 April 2004	0.3	7.5	6.5	–	0.2	1.8	16.3
Effect of foreign exchange rate changes	–	0.1	–	–	–	0.1	0.2
(Charged)/credited to the income statement	(0.2)	(1.2)	0.8	–	–	0.5	(0.1)
Tax (charged)/credited to equity	–	–	0.8	–	–	(0.2)	0.6
Other movements	–	–	–	–	–	(0.3)	(0.3)
As at 31 March 2005	0.1	6.4	8.1	–	0.2	1.9	16.7
Impact of adopting IAS 32 and IAS 39 (see note 3)	–	–	–	(1.6)	–	–	(1.6)
Effect of foreign exchange rate changes	–	0.4	–	–	–	–	0.4
(Charged)/credited to the income statement	0.6	0.5	(1.2)	(0.2)	–	1.7	1.4
Tax (charged)/credited to equity	–	–	2.0	1.8	–	(0.2)	3.6
Other movements	(0.6)	0.7	–	–	(0.2)	(3.5)	(3.6)
As at 31 March 2006	**0.1**	**8.0**	**8.9**	**–**	**–**	**(0.1)**	**16.9**

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related benefit through the future taxable profits is probable. The Group did not recognise deferred tax assets of £5.8m (2005: £4.9m) in respect of losses amounting to £25.2m (2005: £19.6m) that can be carried forward against the future taxable income. These losses have no set expiry date. Other deferred tax assets of £0.1m (2005: £0.1m) were not recognised in respect of temporary differences totalling £0.1m (2005: £0.3m), as it was not probable that there will be future taxable profits against which these assets can be offset.

Deferred tax has not been recognised in respect of temporary differences of £70.6m (2005: £40.8m) regarding the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested.

14 Trade and other receivables

	As at 31 March 2006 £m	As at 31 March 2005 £m
Non-current		
Deposits and prepayments	4.2	1.3
Total non-current trade and other receivables	**4.2**	**1.3**
Current		
Trade receivables	93.6	95.2
Provision for doubtful debts	(4.2)	(3.6)
Net trade receivables	89.4	91.6
Other receivables	3.1	1.5
Prepayments and accrued income	15.5	19.1
Total current trade and other receivables	**108.0**	**112.2**
Total trade receivables	**112.2**	**113.5**

The principal non-current trade and other receivables are due within five years from the balance sheet date and are not interest bearing.

15 Stock

	As at 31 March 2006 £m	As at 31 March 2005 £m
Raw materials	15.6	13.5
Work in progress	6.4	6.7
Finished goods	102.2	82.3
Total	**124.2**	**102.5**

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Cost of stock recognised as an expense during the year	298.9	290.3
Stock written off during the year	1.3	2.0
Reversal during the year of previous write downs of stock	(3.4)	(1.0)
Total cost of sales	**296.8**	**291.3**

The reversal during the year of the previous write downs of stock was considered appropriate as a result of the change in market conditions.

16 Cash and cash equivalents

	As at 31 March 2006 £m	As at 31 March 2005 £m
Cash at bank and in hand	70.2	62.4
Short term deposits	43.5	107.5
Total	**113.7**	**169.9**

At 31 March 2006 no balances were deposited with GUS group companies (2005: £18.3m). Prior period amounts were deposited on standard commercial terms.

The effective interest rate on short term deposits was 3.4% (2005: 3.2%), these deposits have an average maturity of nine days (2005: 15 days). The effective interest rate is the weighted average annual interest rate for the Group based on local market rates on short term deposits.

17 Non-current asset held for sale

No assets were held for sale as at 31 March 2006 (2005: £1.2m). The properties held at 31 March 2005 were sold during the year and the gain is recognised in the income statement.

18 Long term liabilities

	As at 31 March 2006 £m	As at 31 March 2005 £m
Unsecured:		
Other creditors, accruals and deferred income	9.6	4.8
Deferred consideration for acquisition	5.0	10.0
Total	**14.6**	**14.8**

Deferred consideration due after more than one year arises from the acquisition of the trade and certain assets of the Burberry business in Korea.

Redeemable preference share capital

Called up redeemable preference shares, which do not carry any voting rights, were issued prior to flotation and were held by the GUS group.

The redeemable preference shares had the right to a non-cumulative dividend at the rate per annum of six month LIBOR minus one percent and to a further dividend equal to the dividend per share paid on the Burberry Group plc's Ordinary Shares once the total dividend on those Ordinary Shares that has been paid in any financial year reaches £100,000 per Ordinary Share. Burberry Group plc repurchased the preference shares on 12 January 2006 for £1 and the balance was transferred to other reserves as a non-distributable item.

18 Long term liabilities continued

The maturity of long term liabilities, all of which do not bear interest, are as follows:	As at 31 March 2006 £m	As at 31 March 2005 £m
Between one and two years	5.9	6.4
Between two and three years	1.4	5.3
Between three and four years	1.2	0.3
Between four and five years	0.9	0.4
Over five years	5.2	2.4
Total	**14.6**	**14.8**

19 Provisions for liabilities and charges

	Property obligations £m
As at 1 April 2005	2.9
Charged during the year	0.6
Utilised during the year	(0.7)
As at 31 March 2006	**2.8**

Property obligations arise from the portfolio of leasehold obligations which the Group maintains and are expected to be utilised within two years.

20 Trade and other payables

	As at 31 March 2006 £m	As at 31 March 2005 £m
Unsecured:		
Trade creditors	28.0	27.5
Trading balances owed to GUS related companies	–	6.8
Other taxes and social security costs	6.0	6.7
Other creditors	18.9	24.6
Accruals and deferred income	67.5	72.3
Deferred consideration for acquisitions	6.5	22.7
Total	**126.9**	**160.6**

Deferred consideration due within one year arises from the acquisition of the Burberry business in Korea and the Burberry Taiwan acquisition.

21 Share capital and reserves

Authorised share capital	2006 £m	2005 £m
1,999,999,998,000 (2005: 1,999,999,998,000) Ordinary Shares of 0.05p (2005: 0.05p) each	1,000.0	1,000.0
Total	**1,000.0**	**1,000.0**

Allotted, called up and fully paid share capital

Ordinary Shares of 0.05p (2005: 0.05p) each	Number	£m
As at 1 April 2005	488,916,927	0.3
Allotted on exercise of IPO Option Schemes awards during the year	3,664,178	–
Cancelled on repurchase of own shares	(45,868,642)	(0.1)
As at 31 March 2006	**446,712,463**	**0.2**

21 Share capital and reserves *continued*

Redeemable preference shares of 0.05p (2005: 0.05p) each	Number	£m
As at 1 April 2005	1,600,000,000	0.8
Impact of adopting IAS 32 and IAS 39 (see note 3)	–	(0.8)
Shares redeemed during the year	(1,600,000,000)	–
As at 31 March 2006	**–**	**–**

Statement of changes in shareholders' equity

	Share capital £m	Share premium £m	Hedging reserve £m	Foreign currency translation reserve £m	Capital reserve £m	Retained earnings £m	Total equity £m
Balance as at 1 April 2004	1.1	124.7	–	–	25.1	281.3	432.2
Currency translation differences	–	–	–	5.5	(0.2)	0.2	5.5
Actuarial loss on defined benefit pension scheme	–	–	–	–	–	(1.5)	(1.5)
Tax on items taken directly to equity	–	–	–	(0.1)	–	(0.2)	(0.3)
Net income recognised directly in equity	–	–	–	5.4	(0.2)	(1.5)	3.7
Attributable profit for the year	–	–	–	–	–	111.9	111.9
Total recognised income/(expenses) for the year	–	–	–	5.4	(0.2)	110.4	115.6
Employee share option scheme							
– value of share options granted	–	–	–	–	–	9.5	9.5
– tax on share options granted	–	–	–	–	–	0.8	0.8
– exercise of share options	–	11.4	–	–	–	–	11.4
– price differential on exercise of share options	–	–	–	–	–	(7.0)	(7.0)
Share buy back costs	–	–	–	–	–	(58.4)	(58.4)
Purchase of own shares by ESOPs	–	–	–	–	–	(8.7)	(8.7)
Sale of shares by ESOPs	–	–	–	–	–	1.8	1.8
Dividend expense for the year	–	–	–	–	–	(24.9)	(24.9)
Balance as at 31 March 2005	1.1	136.1	–	5.4	24.9	304.8	472.3
Impact of adopting IAS 32 and IAS 39 (see note 3)	(0.8)	–	2.6	–	–	0.1	1.9
Restated balance as at 1 April 2005	0.3	136.1	2.6	5.4	24.9	304.9	474.2
Cash flow hedges	–	–	(3.8)	–	–	–	(3.8)
Currency translation differences	–	–	–	15.6	–	–	15.6
Actuarial gains on defined benefit pension scheme	–	–	–	–	–	0.7	0.7
Tax on items taken directly to equity	–	–	1.5	0.2	–	(0.2)	1.5
Net income recognised directly in equity	–	–	(2.3)	15.8	–	0.5	14.0
Transferred to profit and loss on cash flow hedges	–	–	(0.7)	–	–	–	(0.7)
Tax on items transferred from equity	–	–	0.2	–	–	–	0.2
Attributable profit for the year	–	–	–	–	–	106.4	106.4
Total recognised income/(expenses) for the year	–	–	(2.8)	15.8	–	106.9	119.9
Employee share option scheme							
– value of share options granted	–	–	–	–	–	7.4	7.4
– tax on share options granted	–	–	–	–	–	2.6	2.6
– exercise of share options	–	15.7	–	–	–	–	15.7
– price differential on exercise of share options	–	–	–	–	–	(12.0)	(12.0)
Share buy back costs	(0.1)	–	–	–	0.1	(191.6)	(191.6)
Sale of shares by ESOPs	–	–	–	–	–	2.4	2.4
Redemption of preference shares	–	–	–	–	0.8	–	0.8
Dividend expense for the year	–	–	–	–	–	(32.8)	(32.8)
Balance as at 31 March 2006	**0.2**	**151.8**	**(0.2)**	**21.2**	**25.8**	**187.8**	**386.6**

21 Share capital and reserves continued

During the year to 31 March 2006, the Company repurchased and subsequently cancelled 45,868,642 Ordinary Shares, representing nine percent of the issued share capital, at a total cost of £191.6m. The nominal value of the shares was £22,934, which was transferred to a capital redemption reserve. Retained earnings were reduced by £191.6m. This amount included 870,030 Ordinary Shares purchased in the year to 31 March 2005 which were cancelled in the current year. The share repurchase programme commenced in January 2005 and since then a total of 60,584,230 Ordinary Shares have been repurchased and subsequently cancelled. This represents 12 percent of the original issued share capital at a total cost of £250m. The nominal value of the shares was £30,292 and has been transferred to a capital redemption reserve and the retained earnings have been reduced by £250m since this date.

The cost of own shares held in the Burberry Group ESOPs has been offset against retained earnings, as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 31 March 2006 the amounts offset against this reserve are £16.0m (2005: £19.0m).

Revaluation reserves of £23.4m (2005: £23.4m) recognised under UK GAAP have been transferred to retained earnings and are considered non-distributable. This amount will become distributable if the revalued properties are sold.

Dividend distributions are dependent on the Company's accumulated retained earnings. As at 31 March 2006 the retained earnings of the Company was £541.1m (2005: £744.5m).

The capital reserve consists of non-distributable reserves and the capital redemption reserve arising on the purchase of own shares.

22 Financial commitments

Burberry Group has commitments relating to future minimum lease payments under non-cancellable operating leases as follows:

	As at 31 March 2006			As at 31 March 2005		
	Land and buildings £m	Other £m	Total £m	Land and buildings £m	Other £m	Total £m
Amounts falling due						
– within one year	26.0	1.3	27.3	20.7	0.5	21.2
– between two and five years	80.2	1.5	81.7	64.6	0.6	65.2
– after five years	112.2	2.7	114.9	91.2	–	91.2
Total	**218.4**	**5.5**	**223.9**	**176.5**	**1.1**	**177.6**

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases"), have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases, there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the income statement may be materially higher than the financial commitment at the prior year end.

The total of future minimum sublease payments to be received under non-cancellable subleases at 31 March 2006 are as follows:

	As at 31 March 2006 Land and buildings £m	As at 31 March 2005 Land and buildings £m
Amounts falling due		
– within one year	0.1	–
– between two and five years	0.4	–
– after five years	0.9	–
Total	**1.4**	**–**

Where rental agreements include a contingent rental, this contingent rent is generally calculated as a percentage of turnover. Escalation clauses increase the rental to either open market rent, a stipulated amount in the rental agreement, or by an inflationary index percentage. There are no significant restrictions imposed by these lease agreements.

23 Capital commitments

	As at 31 March 2006 £m	As at 31 March 2005 £m
Capital commitments contracted but not provided for		
– property, plant and equipment	3.5	9.7
– intangible assets	0.1	–
Total	**3.6**	**9.7**

Contracted capital commitments represent contracts entered into by the year end and major capital expenditure projects where activity has commenced by the year end relating to property, plant and equipment.

24 Contingent liabilities

Since 31 March 2005 the following changes to material contingent liabilities have occurred:

The Burberry Group had received a claim from the liquidator of Creation Cent Mille SA ("CCM") a former licensee of Burberry Group, seeking to set aside the termination of the licence agreement between Burberry Limited and CCM. During the year this matter was concluded and Burberry Group made no payment to CCM or the liquidator in respect of this claim.

In 1994 Burberry Limited granted a licence to Safilo to manufacture and sell eyewear. The licence expired on 31 December 2005. Safilo did not accept the terms of a new licence, which were offered for a period from 1 January 2006. In October 2005, Burberry Group entered into an eyewear licence with Luxottica for a ten year period from 1 January 2006. Safilo had alleged in correspondence that it had a right of first refusal of any licence for eyewear from 1 January 2006. On the basis of this alleged right Safilo sought a court order requiring disclosure of the licence entered into with Luxottica. Safilo was unsuccessful in this application. Safilo has paid outstanding royalties due under its licence. If Safilo were to make any further claim for damages or otherwise in relation to this matter, Burberry Group will continue to defend any such claim vigorously, which (on legal advice) it considers without merit.

Under the terms of a Demerger Agreement, entered into with GUS plc on 13 December 2005, the Burberry Group continues to participate in the GUS defined benefit scheme. Under this scheme the Burberry Group is jointly and severally liable with the other participating GUS companies for the deficit in this scheme. When the Burberry Group leaves the scheme it will be required to pay an exit charge calculated pursuant to Section 75 of the Pensions Act. GUS plc has agreed to pay to the Burberry Group the amount of this liability to the extent it exceeds £1.25 million.

Other material contingent liabilities reported at 31 March 2005 remain unchanged and were:

Under the GUS group UK tax payment arrangements, the Burberry Group was jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which subcontracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

25 Acquisition of subsidiary

On 1 August 2005 the Burberry Group acquired the Burberry trade and certain assets and liabilities ("the Burberry Taiwan acquisition") from Chang's Kent Co. Limited and Ming Pu Co. Limited, which were Burberry distributors in Taiwan.

The Burberry Taiwan acquisition resulted in the acquisition of 12 retail stores and concessions for £5.9m. All assets were recognised at their respective fair values and the residual excess over the net assets acquired is recognised as goodwill in the financial statements. The fair value adjustments contain some provisional amounts which will be finalised by 31 July 2006, principally in relation to amounts payable in terms of the earn out agreement.

25 Acquisition of subsidiary continued

Details of the net assets acquired and goodwill are as follows:

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired			
Property, plant and equipment	0.6	–	0.6
Stock	1.6	(0.1)	1.5
Trade and other receivables	0.1	–	0.1
Trade and other payables	–	(0.2)	(0.2)
	2.3	(0.3)	2.0
Goodwill			3.9
Total consideration			**5.9**
Satisfied by			
– cash			3.7
– deferred consideration within one year			1.5
– commission paid in January 2006			0.3
– direct costs relating to the acquisition			0.4
			5.9

The acquired business contributed turnover of £10.9m and attributable profit of £0.6m to the Group for the period from 1 August 2005 to 31 March 2006.

If the acquisition had been completed on 1 April 2005, it is estimated that the impact on the Group turnover for the full year would have been £16.3m and attributable profit would have been £0.9m.

Goodwill has arisen on the acquisition because of anticipated synergies that do not meet the criteria for recognition as an intangible asset at the date of acquisition.

26 Derivative financial instruments

The Group adopted IAS 32 and IAS 39 with effect from 1 April 2005 and the impact of this is shown in note 3 – Changes in accounting polices and presentation. As a result of adopting these standards on 1 April 2005 no comparatives are shown.

The Group income statement is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, the Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts. These can be analysed into two categories.

Cash flow hedges
Burberry Group's principal foreign currency denominated transactions arise from royalty income and the sale and purchase of overseas sourced products. In the UK, the Group manages these exposures by the use of Yen and Euro forward exchange contracts for a period of 12 months in advance. In addition, the Group's overseas subsidiaries hedge the foreign currency element of their product purchases on a seasonal basis. This hedging activity involves the use of spot and forward currency instruments.

Fair value hedges
Certain intercompany loan balances are hedged using forward exchange contracts to offset any volatility in foreign currency movements and tax arising thereon. The balances are hedged up to the date of repayment.

26 Derivative financial instruments continued

Derivative financial assets

	As at 31 March 2006 £m	As at 31 March 2005 £m
Forward foreign exchange contracts – cash flow hedges as at 1 April	–	–
Impact of adopting IAS 32 and IAS 39 (see note 3)	5.8	–
Effect of foreign exchange rate changes	0.2	–
Arising during the year and taken directly to equity	2.4	–
Released from equity to the income statement during the year	(6.7)	–
Forward foreign exchange contracts – cash flow hedges as at 31 March	1.7	–
Forward foreign exchange contracts – held for trading	0.6	–
Equity swap contracts	0.5	–
Total current position	**2.8**	**–**
Cash flow hedge gains expected to be recognised in the year to 31 March 2007	1.7	–

Derivative financial liabilities

	As at 31 March 2006 £m	As at 31 March 2005 £m
Forward foreign exchange contracts – cash flow hedges as at 1 April	–	–
Impact of adopting IAS 32 and IAS 39 (see note 3)	(1.6)	–
Effect of foreign exchange rate changes	(0.2)	–
Arising during the year and taken directly to equity	(4.7)	–
Released from equity to the income statement during the year	4.5	–
Forward foreign exchange contracts – cash flow hedges as at 31 March	(2.0)	–
Forward foreign exchange contracts – held for trading	(0.1)	–
Total current position	**(2.1)**	**–**
Cash flow hedge losses expected to be recognised in the year to 31 March 2007	(2.1)	–

	As at 31 March 2006 £m	As at 31 March 2005 £m
The notional principal amounts of the outstanding forward foreign exchange contracts	120.4	–
The notional principal amounts of the outstanding equity swap contracts	3.7	–
The movement on the non-designated hedges for the year recognised within net finance income in the income statement	0.6	–
The movement on the non-designated hedges for the year recognised within the translation reserve	(0.1)	–
Gains and losses on cash flow hedges recognised directly to the hedging reserve within equity		
Gross	(3.8)	–
Tax	1.5	–
Net	(2.3)	–

The current portion of the financial instruments matures at various dates within one month to one year from the balance sheet date.

27 Bank overdrafts and borrowings

	As at 31 March 2006 £m	As at 31 March 2005 £m
Unsecured:		
Bank overdrafts	51.2	–
Bank borrowings	50.0	–
Total	**101.2**	**–**

Bank overdrafts represent balances on cash pooling arrangements in the Group. The effective interest rate for the overdraft balances is 5.3% (2005: nil).

A £200m five year multi currency revolving facility was agreed with a syndicate of third party banks commencing on 30 March 2005. At 31 March 2006, the amount drawn down was £50m (2005:nil). This drawdown was made in Sterling. Interest is charged on this loan at LIBOR plus 0.325% per annum and the borrowing matured on 27 April 2006.

28 Financial risk management

The Group's principal financial instruments, other than derivatives, comprise cash and short term deposits, external borrowings, redeemable preference shares, deferred consideration, as well as trade debtors and creditors, arising directly from operations.

The Group's activities expose it to a variety of financial risks: market risks (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

Risk management is carried out by a central treasury department (Group treasury). The Group treasury department seeks to reduce financial risk and to ensure sufficient liquidity is available to meet foreseeable needs and to invest in cash assets safely and profitably. This is done in close co-operation with the Group's operating units. The Group treasury department does not operate as a profit centre and transacts only in relation to the underlying business requirements. The policies of Group treasury are reviewed and approved by the Board of directors. The Group uses derivative instruments to hedge certain risk exposures.

(i) Market Risk

Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Burberry Group monitors the desirability of hedging the profits and the net assets of the overseas subsidiaries when translated in to Sterling for reporting purposes. It has not entered into any specific transactions for this purpose.

Burberry Group's income statement is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts (see note 26). The Group's accounting policy in relation to derivative instruments are set out in note 2.

Price Risk
The Group's exposure to equity securities price risk is minimal. The Group is not exposed to commodity price risk.

(ii) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards. In addition, receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets, which comprise cash and short term deposits and certain derivative instruments, the Group's exposure to credit risk arises from the default of the counter party with a maximum exposure equal to the carrying value of these instruments. The Group has policies that limit the amount of credit exposure to any financial institution.

28 Financial risk management continued

(iii) Liquidity Risk

The Group financial risk management policy aims to ensure that sufficient cash is maintained to meet foreseeable needs and close out market positions. Due to the dynamic nature of the underlying business, the Group treasury aims to maintain flexibility in funding by keeping committed credit lines available. For further details of this, see note 27.

(iv) Cash flow interest rate risk

The Group's exposure to market risk for changes in interest rates, relates primarily to cash, short term deposits and external borrowings.

The external borrowings are linked to the LIBOR rate, while cash and short term borrowings are affected by local market rates around the Group. The borrowings at variable rates exposes the Group to cashflow interest rate risk.

Currently, this risk is not hedged as the risk is not considered significant. This situation is monitored by the Group treasury department.

(a) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of Burberry Group's financial assets and financial liabilities:

Primary financial instruments held or issued to finance the Group's operations:	As at 31 March 2006 book and fair value £m	As at 31 March 2005 book and fair value £m
Cash at bank and in hand	70.2	62.4
Short term deposits	43.5	107.5
Total financial assets	**113.7**	**169.9**
Interest bearing borrowings	(101.2)	(0.8)
Other financial liabilities	(23.9)	(40.2)
Total financial liabilities	**(125.1)**	**(41.0)**
Total net financial (liabilities)/assets	**(11.4)**	**128.9**

The fair values of the trade receivables and payables are the same as their carrying values.

Derivative financial instruments held to manage the currency profile	2006 £m	2005 £m
Forward foreign currency contracts		
– book value	0.7	–
– fair value	0.7	4.2

Fair value methods and assumptions

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

i) The fair value of short term deposits, borrowings and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

ii) The fair value of foreign currency contracts is based on a comparison of the contractual and market rates after discounting using the prevailing interest rates at the time.

28 Financial risk management continued

(b) Interest rate risk profile

Financial assets
The interest rate risk profile of Burberry Group's financial assets by currency is as follows:

Currency	Cash at bank and in hand £m	Short term deposits £m	Total £m
As at 31 March 2006			
Sterling	5.5	5.0	10.5
US dollar	14.4	0.4	14.8
Euro	37.6	14.0	51.6
Other currencies	12.7	24.1	36.8
Total	**70.2**	**43.5**	**113.7**
Floating rate assets	56.4	43.5	99.9
Balances for which no interest is paid	13.8	–	13.8
As at 31 March 2005			
Sterling	6.4	63.0	69.4
US dollar	14.1	2.4	16.5
Euro	22.0	34.8	56.8
Other currencies	19.9	7.3	27.2
Total	**62.4**	**107.5**	**169.9**
Floating rate assets	47.7	107.5	155.2
Balances for which no interest is paid	14.7	–	14.7

Floating rate assets earn interest based on the relevant national LIBID equivalents.

Balances for which no interest is paid is made up of Sterling £3.8m (2005: £0.7m), Euros £0.2m (2005: £1.8m), Hong Kong Dollars £2.2m (2005: £5.2m), Singapore Dollars £3.3m (2005: £1.9m), Japanese Yen £3.9m (2005: £5.1m) and Malaysian Ringgit £0.4m (2005: nil). These amounts arise principally due to the timing of transactions.

Financial liabilities
The interest rate risk profile of Burberry Group's financial liabilities by currency is as follows:

Currency	Floating rate financial liabilities £m	Financial liabilities on which no interest is payable £m	Total £m
As at 31 March 2006			
Sterling	50.0	16.6	66.6
US dollar	–	5.2	5.2
Euro	27.7	1.3	29.0
Other currencies	23.5	0.8	24.3
Total	**101.2**	**23.9**	**125.1**
As at 31 March 2005			
Sterling	0.8	20.4	21.2
US dollar	–	3.8	3.8
Euro	–	15.7	15.7
Other currencies	–	0.3	0.3
Total	**0.8**	**40.2**	**41.0**

The floating rate financial liabilities at 31 March 2006 and 2005 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities at 31 March 2006 and 2005 include overdraft balances of £51.2m (2005: £0.8m). In addition, preference shares of a total value of £0.8m were in existence as at 31 March 2005. See note 18 for further details regarding the preference shares.

28 Financial risk management continued

(c) Maturity of financial liabilities

The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short term trade creditors and accruals, was as follows:

As at 31 March 2006	Debt £m	Non-equity shares £m	Deferred consideration £m	Other financial liabilities £m	Total £m
In one year or less, or on demand	101.2	–	6.5	1.9	109.6
In more than one year, but not more than two years	–	–	5.0	1.8	6.8
In more than two years, but not more than three years	–	–	–	1.4	1.4
In more than three years, but not more than four years	–	–	–	1.2	1.2
In more than four years, but not more than five years	–	–	–	0.9	0.9
In more than five years	–	–	–	5.2	5.2
Total	**101.2**	**–**	**11.5**	**12.4**	**125.1**

As at 31 March 2005	Debt £m	Non-equity shares £m	Deferred consideration £m	Other financial liabilities £m	Total £m
In one year or less, or on demand	–	–	22.7	2.6	25.3
In more than one year, but not more than two years	–	–	–	1.5	1.5
In more than two years, but not more than three years	–	0.8	10.0	0.3	11.1
In more than three years, but not more than four years	–	–	–	0.3	0.3
In more than four years, but not more than five years	–	–	–	0.4	0.4
In more than five years	–	–	–	2.4	2.4
Total	**–**	**0.8**	**32.7**	**7.5**	**41.0**

Non-equity shares relate to redeemable preference shares, on which a non-cumulative dividend is paid (see note 18 for further details). All deferred consideration is payable in cash.

Other financial liabilities principally relate to accrued lease liabilities of £6.3m (2005: £4.2m), and property related accruals of £1.2m (2005: nil) which are included in other creditors falling due after more than one year, and provisions for certain property obligations of £2.8m (2005: £2.9m), which are included in provisions.

(d) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of the operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are taken to the income statement.

	Net foreign currency monetary assets/(liabilities)				
Functional currency of operation	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2006					
Sterling	–	0.3	8.6	(0.1)	8.8
Other currencies	(1.3)	(0.2)	(0.1)	–	(1.6)
Total	**(1.3)**	**0.1**	**8.5**	**(0.1)**	**7.2**
As at 31 March 2005					
Sterling	–	0.3	–	0.9	1.2
Euro	0.4	0.3	–	–	0.7
Other currencies	4.3	2.8	–	–	7.1
Total	**4.7**	**3.4**	**–**	**0.9**	**9.0**

29 Employee costs

Staff costs, including directors' emoluments, during the year are as shown below. The directors' emoluments are separately disclosed in the "Report on Directors' remuneration and related matters", this includes gains arising on the exercise of share options.

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Wages and salaries	124.7	107.4
Social security costs	13.9	12.4
Share based compensation (all awards settled in shares)	7.4	9.5
Other pension costs (see note 30)	2.7	2.4
Total	**148.7**	**131.7**

The average number of full time equivalent employees (including directors) during the year were as follows:

	Year to 31 March 2006 Number of employees	Year to 31 March 2005 Number of employees*
Spain	917	904
Europe	2,149	1,982
North America	902	837
Asia Pacific	683	506
Total	**4,651**	**4,229**

* Restated to include employees omitted in prior period.

The total compensation paid to key management, defined as the executive and non-executive directors, during the year was as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Salaries and short term benefits	4.3	4.0
Post-employment benefits	0.5	0.2
Share based compensation	3.8	5.1
Total	**8.6**	**9.3**

In addition, aggregate gains on the exercise of options in the year to 31 March 2006 were £8.4m (2005: £6.4m).

Share options granted to directors and employees

The share option schemes have been valued using the Black-Scholes option pricing model. The Senior Executive Restricted Share Plan 2004, which has market based performance conditions attached, has been valued using the Black-Scholes option pricing model with a discount applied to this value, based on information obtained by running a Monte Carlo simulation model on the scheme.

SAYE share option scheme

A Save As You Earn (SAYE) share option scheme offering GUS plc ordinary shares was introduced for employees in the UK by GUS plc in the year to 31 March 2002, with a further option scheme offered to all UK employees of GUS plc in the year to 31 March 2003. For both of the grants made, employees were entitled to save for either three years or five years.

The options granted in the year to 31 March 2002 are exercisable from 1 May 2004 (three year) and 1 May 2006 (five year) and are dependent on continued employment over the vesting period. The options granted in the year to 31 March 2003 are exercisable from 1 September 2005 (three year) and 1 September 2007 (five year) and are dependent on continued employment, as well as a saving obligation over the vesting period.

The exercise price for these options is calculated at a 20 percent discount to market price over the three dealing days preceding the grant date. Three day averages are calculated by taking middle market quotations of a GUS plc share from the London Stock Exchange.

29 Employee costs continued

Movements in the number of SAYE share options in GUS plc shares outstanding and their weighted average exercise prices are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number of shares under option as at 31 March 2005
Outstanding at 1 April	432.5p	187,891	408.3p	404,258
Lapsed during the year	429.5p	(15,119)	422.0p	(14,389)
Exercised during the year	492.3p	(43,024)	384.8p	(201,978)
Outstanding at 31 March	**413.0p**	**129,748**	**432.5p**	**187,891**
Exercisable at 31 March	**–**	**–**	**–**	**–**

SAYE share options in GUS plc shares outstanding at the end of the year have the following expiry dates and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005
5 July 2002 – 28 February 2006	523.0p	–	36,184
9 February 2001 – 31 October 2006	384.0p	102,723	122,406
5 July 2002 – 29 February 2008	523.0p	27,025	29,301
Total		**129,748**	**187,891**

The administrative costs of this scheme have not been borne by Burberry Group and are not considered to be material.

As a result of the demerger from GUS plc on 13 December 2005, the employees who held options at this date as part of the GUS SAYE share option scheme have six months from the date of the demerger to exercise these options.

Share options and awards

i) GUS schemes

Share options have been granted to Burberry employees under the GUS 1998 Approved and Non-Approved Executive Share Option Schemes during the years to 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc.

The options awarded in the year to 31 March 2001 were exercisable from 7 April 2003. The options awarded in the year to 31 March 2002 were exercisable from 11 June 2004. These options have a non-market performance condition attached. The options may be exercised if GUS plc's adjusted earnings per share over a period of three consecutive financial years have increased by an average of at least four percent per annum more than the growth in the Retail Prices Index. The period of assessment commences at the beginning of the financial year of grant.

Movements in the number of share options outstanding and their weighted average exercise prices are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number of shares under option as at 31 March 2005
Outstanding at 1 April	595.2p	500,007	608.5p	1,328,829
Lapsed during the year	–	–	635.0p	(119,624)
Exercised during the year	580.9p	(299,564)	613.4p	(709,198)
Outstanding at 31 March	**616.6p**	**200,443**	**595.2p**	**500,007**
Exercisable at 31 March	**616.6p**	**200,443**	**595.2p**	**500,007**

29 Employee costs continued

i) GUS schemes continued

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005
7 April 2000 – 7 April 2010	375.7p	–	40,458
11 June 2001 – 11 June 2011	612.7p	165,799	421,717
17 December 2001 – 17 December 2011	635.0p	34,644	37,832
Total		**200,443**	**500,007**

As a result of the demerger from GUS plc on 13 December 2005, the employees who held options at this date as part of the GUS share option scheme have six months from the date of the demerger to exercise these options.

ii) The Burberry IPO Senior Executive Restricted Share Plan (the 'RSP')
On 11 July 2002 awards in respect of a total of 8,100,198 Ordinary Shares were made to directors and senior management under the RSP.

The restricted shares vest in three stages, 50 percent are exercisable after three years, 25 percent are exercisable after four years and 25 percent are exercisable after five years. The vesting of these share options is dependent on continued employment over the vesting period.

Obligations under this plan may be met by the issue of Ordinary Shares of the Company.

Movements in the number of share options outstanding and their weighted average exercise prices are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number of shares under option as at 31 March 2005
Outstanding at 1 April	Nil	6,571,640	Nil	7,718,894
Granted during the year	Nil	–	Nil	231,640
Lapsed during the year	Nil	(911,640)	Nil	(343,894)
Exercised during the year	Nil	(2,050,000)	Nil	(1,035,000)
Outstanding at 31 March	**Nil**	**3,610,000**	**Nil**	**6,571,640**
Exercisable at 31 March	**Nil**	**12,499**	**Nil**	**–**

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005
11 July 2002 – 11 July 2012	Nil	3,610,000	6,340,000
2 August 2004 – 2 August 2014	Nil	–	231,640
Total		**3,610,000**	**6,571,640**

Equity swaps have been entered into to cover future employer's National Insurance liability (or overseas equivalent) that may arise in respect of this plan.

29 Employee costs continued

iii) Burberry Senior Executive Restricted Share Plan 2004

On 21 July 2005 awards in respect of a total of 1,904,732 Ordinary Shares (2005: 1,367,592) were made to directors and senior management under the 2004 RSP.

The options vest in three stages, 50 percent are exercisable after three years, 25 percent are exercisable after four years and 25 percent are exercisable after five years. The vesting of these share options is dependent on two performance conditions. Vesting of RSP shares is based 50 percent on Burberry's three year Total Shareholder Return ("TSR") relative to peers and 50 percent on three year growth in profit before taxation ("PBT"). Awards vest in full only if Burberry achieves at least upper quartile TSR compared to its global peers and at least 15 percent per annum profit growth, and the executive remains in employment with Burberry for at least five years. A proportion of an award (12.5%) may vest if TSR performance exceeds the median of the peer group or if PBT growth exceeds five percent per annum over three years. The vesting of these share options is also dependent on continued employment over the vesting period.

An additional grant in respect of 508,474 (2005: nil) Ordinary Shares was made to Angela Ahrendts on 31 January 2006.

These options vest in three stages, 50 percent are exercisable after three years, 25 percent are exercisable after four years and 25 percent are exercisable after five years. The performance conditions attached to this award are the same as those attached to previous awards under this scheme; however, the performance period for this award is only two years.

Shares have been purchased by the Burberry Group plc ESOP Trust to meet obligations under this plan. Movements in the number of share options outstanding and their weighted average exercise prices are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number of shares under option as at 31 March 2005
Outstanding at 1 April	Nil	1,342,592	–	–
Granted during the year	Nil	2,413,206	Nil	1,367,592
Lapsed during the year	Nil	(190,321)	Nil	(25,000)
Outstanding at 31 March	**Nil**	**3,565,477**	**Nil**	**1,342,592**
Exercisable at 31 March	**Nil**	**–**	**Nil**	**–**

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Exercise price	Number of shares under option as at 31 March 2005
2 August 2004 – 2 August 2014	Nil	1,322,592	Nil	1,342,592
21 July 2005 – 21 July 2015	Nil	1,734,411	–	–
31 January 2006 – 31 January 2016	Nil	508,474	–	–
Total	**Nil**	**3,565,477**	**Nil**	**1,342,592**

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made on 21 July 2005, the fair value for those restricted shares with the PBT performance condition was determined as £4.27 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value of these restricted shares was determined to be £1.46.

For the new awards made on 31 January 2006, the fair value for those restricted shares with the PBT performance conditions was determined as £4.34 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value of these restricted shares was determined to be £1.82.

29 Employee costs continued

iii) Burberry Senior Executive Restricted Share Plan 2004 continued

As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

	21 July 2005	31 January 2006
Weighted average share price at grant date	£4.27	£4.34
Exercise price	–	–
Option life	Equivalent to vesting period	Equivalent to vesting period
Expected volatility	28.5%	29.4%
Risk free interest rate	4.3%	4.2%

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

iv) Burberry Restricted Share Reinvestment Plan
On 21 July 2005 awards in respect of a total of 782,500 (2004: nil) Ordinary Shares were made to senior management under the Restricted Share Reinvestment Plan.

The options vest in two stages, 50 percent are exercisable after three years and 50 percent are exercisable after four years. The vesting of these share options is dependent on the employee holding the original IPO RSP shares which were awarded and which were to vest on 11 July 2005, these original IPO RSP shares (647,500 share awards) will now vest in three years time. The vesting of these share options is also dependent on continued employment over the vesting period.

Movements in the number of share options outstanding and their weighted average exercise prices are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number of shares under option as at 31 March 2005
Outstanding at 1 April	–	–	–	–
Granted during the year	Nil	782,500	–	–
Outstanding at 31 March	**Nil**	**782,500**	**–**	**–**
Exercisable at 31 March	**–**	**–**	**–**	**–**

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Exercise price	Number of shares under option as at 31 March 2005
21 July 2005 – 21 July 2015	Nil	782,500	–	–
Total	**Nil**	**782,500**	**–**	**–**

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made during the year to 31 March 2006, the fair value was determined as £4.27 by applying the Black-Scholes option pricing model. As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

Weighted average share price at grant date	£4.27
Exercise price	–
Option life	Equivalent to vesting period
Expected volatility	27.8%
Risk free interest rate	4.2%

29 Employee costs continued

iv) Burberry Restricted Share Reinvestment Plan continued

Expected volatility was determined by calculating the historical annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

v) The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")
On 11 July 2002 awards in respect of a total of 5,955,198 Ordinary Shares were made to directors and senior management under the IPO Option Scheme. Participants' awards were made in the form of options with an exercise price equal to the price on flotation, £2.30 per Ordinary Share.

The options vest in three stages, 33 percent are exercisable after one year, 33 percent are exercisable after two years and 33 percent are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period. Obligations under this scheme may be met by the issue of Ordinary Shares of the Company.

Movements in the number of share options outstanding and their weighted average exercise prices are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number of shares under option as at 31 March 2005
Outstanding at 1 April	230.0p	2,456,683	230.0 p	4,465,998
Lapsed during the year	–	–	230.0 p	(102,966)
Exercised during the year	230.0p	(1,614,178)	230.0 p	(1,906,349)
Outstanding at 31 March	**230.0p**	**842,505**	**230.0 p**	**2,456,683**
Exercisable at 31 March	**230.0p**	**842,505**	**230.0 p**	**728,351**

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005
11 July 2002 – 11 July 2012	230.0p	842,505	2,456,683
Total		**842,505**	**2,456,683**

Equity swaps have been entered into to cover future employer's National Insurance liability (or overseas equivalent) that may arise in respect of this plan.

vi) The Burberry Group plc Executive Share Option Scheme 2002
During the year ended 31 March 2006 options were granted to a director in respect of Ordinary Shares in the Company under the Executive Share Option Scheme. A total of 833,333 (2005: 2,002,290) options were awarded to a director at an exercise price of £4.23 (2004: £3.78).

The options vest in three stages, 33 percent are exercisable after one year, 33 percent are exercisable after two years and 33 percent are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period.

Movements in the number of share options outstanding and their weighted average exercise prices are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number of shares under option as at 31 March 2005
Outstanding at 1 April	315.4p	4,183,378	258.0p	2,939,033
Granted during the year	423.0p	833,333	378.0p	2,002,290
Lapsed during the year	361.7p	(221,091)	258.0p	(75,132)
Exercised during the year	274.8p	(860,128)	258.0p	(682,813)
Outstanding at 31 March	**342.0p**	**3,935,492**	**315.4p**	**4,183,378**
Exercisable at 31 March	**320.0p**	**1,093,276**	**258.0p**	**334,197**

29 Employee costs continued

vi) The Burberry Group plc Executive Share Option Scheme 2002 continued

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005
13 June 2003 - 12 June 2013	258.0p	1,411,509	2,181,088
2 August 2004 - 2 August 2014	378.0p	1,690,650	2,002,290
21 July 2005 - 21 July 2015	423.0p	833,333	–
Total		**3,935,492**	**4,183,378**

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made during the year to 31 March 2006, the weighted average fair value was determined as £1.16 by applying the Black-Scholes option pricing model. As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair values of the options were as follows:

Weighted average share price at grant date	£4.27
Exercise price	£4.23
Option life	2 years after vesting
Expected volatility	24.8%
Expected dividends	–
Risk free interest rate	4.2%

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

vii) All Employee Share Plan
During the year to 31 March 2006, all employees were offered 369,240 (2005: 471,050) Ordinary Shares in the Company with options over the awards at a nil exercise price under an All Employee Share Plan.

All awards vest after three years and the vesting of these share options is dependent on continued employment over the vesting period.

These Ordinary Shares are held in two trusts, being the Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The Ordinary Shares must be held in trust between three and five years.

Movements in the number of share options outstanding and their weighted average exercise prices are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number of shares under option as at 31 March 2005
Outstanding at 1 April	Nil	1,029,100	Nil	717,791
Granted during the year	Nil	369,240	Nil	471,050
Lapsed during the year	Nil	(143,040)	Nil	(133,252)
Exercised during the year	Nil	(237,720)	Nil	(26,489)
Outstanding at 31 March	**Nil**	**1,017,580**	**Nil**	**1,029,100**
Exercisable at 31 March	**Nil**	**52,650**	**Nil**	**–**

29 Employee costs continued

vii) All Employee Share Plan continued

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005
12 July 2002 – 18 July 2082*	Nil	52,650	105,850
12 July 2002 – 19 October 2005	Nil	–	176,700
30 August 2003 – 18 July 2082*	Nil	101,350	119,750
30 August 2003 – 7 October 2006	Nil	174,800	202,650
30 July 2004 – 30 October 2007	Nil	212,650	252,400
20 August 2004 – 18 July 2082*	Nil	148,250	171,750
10 June 2005 – 10 June 2008	Nil	200,720	–
1 September 2005 – 18 July 2082*	Nil	127,160	–
Total		**1,017,580**	**1,029,100**

* No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made during the year to 31 March 2006, the weighted average fair value was determined as £4.16 by applying the Black-Scholes option pricing model. As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

Weighted average share price at grant date	£4.16
Exercise price	–
Option life	3 years
Expected volatility	26.1%
Risk-free interest rate	4.2%

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

viii) Co-investment Scheme

During the year to 31 March 2006, awards were made under this plan in respect of 984,473 (2005: 221,703) Ordinary Shares in the Company. The options are exercisable after three years and are dependent on continued employment during the vesting period.

Shares have been purchased by the Burberry Group plc ESOP Trust to meet the matching obligations under this plan.

Movements in the number of share options outstanding and their weighted average exercise prices are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number of shares under option as at 31 March 2005
Outstanding at 1 April	Nil	221,703	–	–
Granted during the year	Nil	984,473	Nil	221,703
Lapsed during the year	Nil	(131,654)	–	–
Outstanding at 31 March	**Nil**	**1,074,522**	**Nil**	**221,703**
Exercisable at 31 March	**Nil**	**–**	**Nil**	**–**

29 Employee costs continued

viii) Co-investment Scheme continued

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Exercise price	Number of shares under option as at 31 March 2005
29 July 2004 – 29 July 2009	Nil	213,996	Nil	221,703
21 July 2005 – 21 July 2015	Nil	860,526	–	–
Total	**Nil**	**1,074,522**	**Nil**	**221,703**

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made during the year to 31 March 2006, the weighted average fair value was determined as £4.27 by applying the Black-Scholes option pricing model. As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

Weighted average share price at grant date	£4.27
Exercise price	–
Option life	3 years
Expected volatility	26.8%
Risk free interest rate	4.2%

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

30 Retirement benefit obligations

Burberry Group provides post-retirement arrangements for its employees in the UK and its overseas operations, which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts.

The balance sheet obligations in respect of Burberry Group's post-retirement arrangements, assessed in accordance with IAS 19, were:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Defined benefit schemes:		
GUS defined benefit scheme UK	–	1.0
Supplemental executive retirement plan US*	1.4	0.9
Retirement indemnities France	0.2	0.2
Burberry (Taiwan) Co Ltd retirement scheme	0.2	–
Total pension obligation	**1.8**	**2.1**

*The plans in the US are classified as defined benefit schemes under IAS 19 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

No prepayments or obligations in respect of defined contributions schemes were outstanding at 31 March 2006 (2005: nil). The pension costs charged to the income statement in respect of the main plans were:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Defined benefit schemes:		
GUS defined benefit scheme UK	0.4	0.7
Supplemental executive retirement plan US	0.3	0.3
Defined contribution schemes:		
GUS money purchase pension plan UK	1.0	0.7
Burberry money purchase plan US	0.9	0.6
Burberry Asia Limited retirement scheme	0.1	0.1
Total pension costs	**2.7**	**2.4**

30 Retirement benefit obligations continued

Defined benefit schemes

GUS defined benefit scheme UK

Prior to the demerger of Burberry Group from GUS plc on 13 December 2005, it was agreed that existing employees of Burberry Group who were participating in the GUS defined benefit scheme (the 'GUS Pension Scheme') would continue to do so until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by the Burberry Group. When the eventual withdrawal of members of the Burberry Group from the GUS Pension Scheme takes place on or before 31 December 2007, the Burberry Group must pay any liabilities due under section 75 or 75A of the Pensions Act 1995. GUS has indemnified Burberry Group on an after tax basis against any amounts which are in excess of £1.25m.

The following disclosures regarding the GUS defined benefit scheme UK have been included for completeness as required by IAS 19 and the assets have been restricted in accordance with the standard as it is not likely that the Burberry Group will be able to benefit from this surplus.

The GUS Pension Scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds.

A full actuarial valuation of the GUS Pension Scheme is carried out every three years with interim reviews in the intervening years. The last full valuation was carried out as at 31 March 2004 by independent qualified actuaries, Watson Wyatt Limited, using the projected unit method.

As a result of the 31 March 2004 valuation it became possible to separately identify the underlying assets and liabilities which relate to the Burberry Group. Therefore, since the valuation, Burberry Group has accounted for its proportionate share of the overall defined benefit obligation, scheme assets and costs.

The valuation of the GUS Pension Scheme used for Burberry Group's IAS 19 disclosures for the year to 31 March 2006 has been based on an update of the 31 March 2004 valuation. As at 31 March 2006, this update showed that there was an excess in the value of the assets of the GUS Pension Scheme, when compared to the value of the liabilities, on the basis set out below. The overall excess was approximately £22.2m as at 31 March 2006 (2005: deficit £6.6m) before allowing for deferred tax. Burberry's Group's proportionate share of this excess was approximately £1.8m (2005: deficit £1.0m) before allowing for deferred tax. This surplus has been restricted as explained above.

Burberry Group's disclosures in respect of its continued participation in the GUS Pension Scheme are shown below. The disclosures are in accordance with IAS 19 and recognise all gains/losses immediately through a Group Statement of Recognised Income and Expenses.

The valuation assumptions

The principal actuarial assumptions used in the IAS 19 valuation of the Burberry Group's portion of the GUS Pension Scheme are the same as those used for the whole of the GUS Pension Scheme and are shown below:

	Year to 31 March 2006 %	Year to 31 March 2005 %
Discount rate	4.9%	5.4%
Rate of inflation	2.9%	2.9%
Rate of salary increases	4.7%	4.7%
Rate of increases for pensions in payment and deferred pensions	2.9%	2.9%
Expected return on plan assets	6.8%	7.0%

The expected return on plan assets is calculated by reference to the GUS Pension Scheme investments at the year end and is a weighted average of the expected returns on each main asset type (based on the market yields available on these asset types at the year end). The main asset types held by the GUS Pension Scheme (expressed as a percentage of total assets) and their expected returns are as follows:

	Asset allocation at 31 March 2006 %	Expected return for the next year %	Asset allocation at 31 March 2005 %	Expected return for the next year %
Equities	67%	7.9%	67%	8.0%
Fixed and index linked income securities	30%	4.6%	31%	5.1%
Other	3%	3.7%	2%	3.7%
Total	**100%**	**6.8%**	**100%**	**7.0%**

The IAS 19 valuation assumes mortality will be in line with standard tables known as PMA92C2004 for males and PFA92C2004 for females. An allowance is also made for anticipated future improvements in life expectancy, by assuming that the probability of death occurring at each age will decrease by 0.25% each year. Overall, the average expectation of life on retirement in normal health is assumed to be:

- 18.9 years at age 65 for a male currently aged 65;
- 22.0 years at age 65 for a female currently aged 65;
- 19.6 years at age 65 for a male currently aged 50; and
- 22.9 years at age 65 for a female currently aged 50.

30 Retirement benefit obligations continued

Defined benefit schemes continued

Based on the method and assumptions outlined above, the amount recognised in Burberry Group's balance sheet is determined as follows:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Present value of Burberry Group's share of scheme's liabilities (the defined benefit obligation)	(39.4)	(35.0)
Market value of Burberry Group's share of scheme's assets	41.2	34.0
Net assets/(liabilities)	1.8	(1.0)
Restricted recognition of assets	(1.8)	–
Net assets/(liabilities) recognised in the balance sheet	–	(1.0)

Amounts for the current and previous two periods are as follows:

	As at 31 March 2006 £m	As at 31 March 2005 £m	As at 31 March 2004 £m
Defined benefit obligation	(39.4)	(35.0)	(30.9)
Market value of assets	41.2	34.0	29.4
Surplus/(deficit)	1.8	(1.0)	(1.5)
Restricted recognition of assets	(1.8)	–	–
Surplus/(deficit) recognised	–	(1.0)	(1.5)
Experience adjustments on liabilities	(3.3)	(2.9)	(2.0)
Experience adjustments on assets	5.8	1.4	3.8

The amount recognised in the income statement are as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Current service cost (included in net operating costs)	(0.9)	(0.9)
Interest cost (included in net finance income)	(1.8)	(1.7)
Expected return on plan assets (included in net finance income)	2.3	1.9
Total included within employee costs	**(0.4)**	**(0.7)**

The amount recognised in the Group Statement of Recognised Income and Expense is as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Loss on liabilities	(3.3)	(2.9)
Gain on assets	5.8	1.4
Total gain/(loss)	2.5	(1.5)
Restricted recognition of assets	(1.8)	–
Total gain/(loss) included in statement of recognised income and expense in year	0.7	(1.5)
Cumulative actuarial gain included in statement of recognised income and expense	**1.0**	**0.3**

30 Retirement benefit obligations continued

Defined benefit schemes continued

Changes in the present value of the defined benefit obligation are as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Opening defined benefit obligation	(35.0)	(30.9)
Current service cost	(0.9)	(0.9)
Interest cost	(1.8)	(1.7)
Employee contributions	(0.2)	(0.2)
Actuarial gain/(loss) on liabilities	(3.3)	(2.9)
Benefits paid	1.8	1.6
Closing defined benefit obligation	**(39.4)**	**(35.0)**

Changes in the fair value of the plan assets are as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Opening fair value of plan assets	34.0	29.4
Expected return	2.3	1.9
Actuarial gain on assets	5.8	1.4
Contributions paid by employer	0.7	2.7
Contributions paid by employees	0.2	0.2
Benefits paid	(1.8)	(1.6)
Closing fair value of plan assets	**41.2**	**34.0**

The actual return on the plan assets in the year to 31 March 2006 was £8.1m (2005: £3.3m).

Burberry Group's total contribution to the GUS Pension Scheme during the year to 31 March 2006 was £0.7m (2005: £2.7m). The Burberry Group expects to contribute £0.7m in the year to 31 March 2007.

Supplemental executive retirement plan US
Rose Marie Bravo is entitled to these plans as explained in the Report on Directors' remuneration and related matters. Payments are made into the Supplemental executive retirement plan based on a percentage of salary and benefits. Interest is earned on the scheme at a rate of 4.6% (2005: 4.4%).

Retirement indemnities France
Burberry France S.A.S.U. offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. There are no assets held by Burberry Group companies in relation to this commitment.

Burberry (Taiwan) Co. Ltd retirement scheme
Burberry (Taiwan) Co. Ltd offers lump sum benefits at retirement to employees transferred from one of the previous operators based on the length of service up to the date of transfer (i.e. 1 August 2005) and salary at retirement. There are no assets held by Burberry Group companies in relation to this commitment.

Starting from 1 August 2005, all employees of Burberry (Taiwan) Co. Ltd join the defined contribution scheme operated under local labour ordinance.

Defined contribution schemes

GUS money purchase pension plan UK
This scheme was introduced during the year to 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of this scheme are held separately from those of GUS plc in an independently administered fund.

Burberry money purchase plan US
Burberry Group administers a Money Purchase Plan in the US (a 401(k) scheme), which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund.

Burberry Asia Limited retirement scheme
Burberry Group administers a Money Purchase Plan in Hong Kong, which covers all eligible full-time employees. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund.

31 Related party transactions

GUS plc and other GUS related companies were related parties of the Burberry Group until 13 December 2005 as GUS plc owned the majority shareholding in Burberry Group plc. On 13 December 2005 Burberry Group demerged from GUS plc, services provided since this date have been done so in accordance with the Demerger agreement. Set out below are the transactions undertaken prior to 13 December 2005.

(a) Trading transactions and balances arising in the normal course of business

The following purchases and balances have arisen from transactions between Burberry Group and GUS related companies. The services purchased by Burberry Group include treasury and cash management, tax management, insurance and insurance management, pension, human resources, employee benefit administration, vehicle hire, property advice, marketing services, credit references, distribution and warehouse facilities and certain internal audit support.

		Purchases from GUS related companies for the year to 31 March	
Related party	**Related party's relationship until 13 December 2005**	2006 £m	2005 £m
Purchases from related parties			
GUS plc and related companies	Ultimate parent company	1.8	2.4
Total		**1.8**	**2.4**

		Amounts due to GUS related companies as at 31 March	
Related party	**Related party's relationship until 13 December 2005**	2006 £m	2005 £m
Related party creditors			
GUS plc and related companies	Ultimate parent company	–	6.8
Total		**–**	**6.8**

(b) Funding transactions and balances arising in the normal course of business

Amounts have been deposited with GUS group companies in accordance with Burberry's counterparty risk policy during the year. No amounts were deposited with GUS at 31 March 2006 (2005: £18.3m).

In addition forward currency contracts have been undertaken with GUS related companies during the year, which have been subject to Burberry's counterparty risk policy. No such hedges were outstanding as at 31 March 2006 (2005: £0.5m).

(c) Share repurchase programme

As part of the share repurchase programme 13,063,825 Ordinary Shares were purchased by the Company from GUS, representing a total cost, including expenses, of £52.2m. All of the Ordinary Shares purchased have been cancelled. In addition, 570,030 Ordinary Shares purchased in the year to 31 March 2005 were cancelled in the current year.

32 Transition to IFRS

For all periods up to and including the year to 31 March 2005 the Burberry Group has prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). For the year to 31 March 2006 the Burberry Group is required to prepare consolidated financial statements in accordance with IFRS as endorsed by the European Commission.

The Group's transition date to IFRS is 1 April 2004. This has been determined in accordance with IFRS 1, being the start of the earliest period of comparative information.

IFRS 1 allows an entity to produce comparative information which does not comply with IAS 32 and IAS 39. The Group has taken advantage of this exemption and has adopted IAS 32 and IAS 39 with effect from 1 April 2005. The reconciliations shown below do not include the impact of adopting IAS 32 and IAS 39. The impact of adopting these standards is shown in note 3 – Changes in accounting policies and presentation.

32 Transition to IFRS continued

To explain the change to IFRS, a reconciliation has been provided of the equity at 1 April 2004 and 31 March 2005 and the net income for the year to 31 March 2005 from the previously published consolidated financial statements, prepared in accordance with UK GAAP to the accompanying consolidated financial statements prepared in accordance with IFRS. An explanation of the principal adjustments required by Burberry Group on conversion to IFRS are set out below. This information had been extracted from the 'Burberry Group plc financial results under IFRS' as published by the Burberry Group on 10 June 2005, which is available on the Group's website (www.burberryplc.com). Since June 2005, IFRS have been subject to ongoing review and further clarification. The principal amendments since June 2005 have been in relation to IAS 12, IAS 38 and clarification of IAS 21. The impact on profit before taxation as a result of these amendments is £0.7m.

There have been no material adjustments to the cash flow statement.

Attributable profit reconciliation between UK GAAP and IFRS:

	Year to 31 March 2005 £m
Attributable profit under UK GAAP	109.9
Share based payments	(5.1)
Goodwill no longer amortised	6.8
Deferred tax remeasurement	0.3
Attributable profit under IFRS	**111.9**

Equity reconciliation between UK GAAP and IFRS:

	As at 31 March 2005 £m	As at 31 March 2004 £m
Shareholders' equity under UK GAAP	454.6	429.4
Share based payments	0.7	0.7
Goodwill no longer amortised	6.8	–
Deferred tax remeasurement	(11.4)	(12.6)
Dividends	21.7	14.9
Other	(0.1)	(0.2)
Shareholders' equity under IFRS	**472.3**	**432.2**

The significant differences between UK GAAP and IFRS which affect the Group are as follows:

a) Share based payments

Under UK GAAP, the cost of equity-settled transactions is recognised in the year of performance to which the scheme related. The charge was recognised based on the fair market value of the share award at the date of grant, less any consideration receivable from the participating Burberry employee.

Under IFRS equity-settled transaction charges are recognised from the date of grant over the vesting period of the shares. The total charge is determined with reference to the fair value of the equity instruments awarded at the date of grant. The fair value at the date of grant has been determined using the Black-Scholes option pricing model.

Where awards are contingent upon future events an assessment of the likelihood of these conditions being achieved is made at the time of the award.

b) Goodwill no longer amortised

Under UK GAAP, goodwill was capitalised and amortised over its estimated useful economic life.

Under IFRS, goodwill has been assigned an indefinite life as at the date of transition and it is no longer amortised. Burberry has elected to apply the exemption related to Business Combinations and has frozen its goodwill at its carrying value as at 1 April 2004. All accumulated amortisation at this point in time has been reclassified against the cost of the goodwill. Impairment reviews will be carried out on goodwill on an annual basis and any impairment charge would be charged and if applicable reported as a material item.

32 Transition to IFRS continued

c) Deferred taxation remeasurement

Under UK GAAP, deferred tax was recognised for all timing differences, being the difference between an entity's taxable profits and its statutory results, which are expected to reverse.

Deferred tax under IAS 12 "Income Taxes" is recognised on all taxable temporary differences and all deductible temporary differences and unused tax losses, to the extent that there are sufficient taxable profits available in future periods. Temporary differences are the difference between the tax base of an asset/liability and its carrying amount in the financial statements.

The most significant difference between IFRS and UK GAAP is that deferred tax is now recognised on the revaluation of fixed assets.

d) Dividends

Under UK GAAP, proposed dividends are recorded as a liability at the balance sheet date.

Under IFRS, dividends proposed at the balance sheet date are only recorded as a liability when the shareholders have approved their distribution or for the interim dividend when it has been paid. The recognition of the charge in the income statement in relation to dividends does not affect the timing of the payment of dividends or Burberry's dividend policy.

PRINCIPAL SUBSIDIARIES

Company	Country of incorporation	Nature of business
Spain		
Burberry (Spain) S.A.	Spain	Luxury goods retailer and wholesaler
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Europe		
Burberry Limited	UK	Luxury goods retailer, wholesaler and licensor
Burberry Italy Retail Limited	UK	Luxury goods retailer
The Scotch House Limited*	UK	Luxury goods brand and licensor
Woodrow-Universal Limited*	UK	Textile manufacturer
Burberry France S.A.S.U.	France	Luxury goods retailer and wholesaler
Burberry (Suisse) S.A.*	Switzerland	Luxury goods retailer and wholesaler
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry Holdings GmbH	Austria	Luxury goods retailer
North America		
Burberry Limited	USA	Luxury goods retailer
Burberry (Wholesale) Limited	USA	Luxury goods wholesaler
Asia Pacific		
Burberry Asia Ltd	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Ltd	Australia	Luxury goods retailer and wholesaler
Burberry Korea Ltd	Korea	Luxury goods retailer and wholesaler
Burberry (Taiwan) Co Ltd	Taiwan	Luxury goods retailer
Burberry (Malaysia) Sdn Bhd	Malaysia	Luxury goods retailer
Burberry Japan KK	Japan	Luxury goods retailer, wholesaler and licensor

*Held directly by Burberry Group plc

All principal subsidiary undertakings are wholly owned as at 31 March 2006 and operate in the country in which they are incorporated with the exception of Burberry Italy Retail Limited, which operates principally in Italy. All the subsidiary undertakings have been consolidated as at 31 March 2006. Non-operating intermediate holding and financing companies are excluded from the list above.

Up to 13 December 2005 Burberry Group plc, which is the ultimate parent undertaking as at 31 March 2006, was 65 percent owned by GUS Holdings Limited, a subsidiary of GUS plc, which is registered in England and Wales. Up to 13 December 2005, the ultimate parent undertaking and controlling party was GUS plc.

FIVE YEAR SUMMARY

Turnover by product	2002* UK GAAP (Pro forma) £m	2003* UK GAAP £m	2004 UK GAAP £m	2005 UK GAAP £m	2005 IFRS £m	2006 IFRS £m
Womenswear	165.2	197.9	225.7	242.1	242.1	249.3
Menswear	149.4	162.8	190.1	194.5	194.5	206.2
Accessories (including Childrens)	125.8	169.5	189.0	197.6	197.6	203.2
Other	5.3	5.1	4.0	2.9	2.9	3.1
Licence	53.5	58.3	67.0	78.4	78.4	81.1
Total	**499.2**	**593.6**	**675.8**	**715.5**	**715.5**	**742.9**
Turnover by destination	£m	£m	£m	£m	£m	£m
Spain	134.1	143.4	155.8	168.4	168.4	134.1
Europe	152.6	159.3	191.0	188.0	188.0	216.3
North America	110.5	140.5	162.4	165.9	165.9	180.4
Asia Pacific	100.1	147.0	162.6	186.6	186.6	201.4
Other	1.9	3.4	4.0	6.6	6.6	10.7
Total	**499.2**	**593.6**	**675.8**	**715.5**	**715.5**	**742.9**
Turnover by operation	£m	£m	£m	£m	£m	£m
Retail	156.9	228.4	257.4	265.2	265.2	318.5
Wholesale	288.8	306.9	351.4	371.9	371.9	343.3
Licence	53.5	58.3	67.0	78.4	78.4	81.1
Total	**499.2**	**593.6**	**675.8**	**715.5**	**715.5**	**742.9**
Profit by operation	£m	£m	£m	£m	£m	£m
Wholesale and Retail	42.7	64.3	86.6	98.5	94.3	96.2
Licence	47.6	52.4	56.0	67.0	67.0	69.4
EBIT (before Atlas costs)**	**90.3**	**116.7**	**142.6**	**165.5**	**161.3**	**165.6**
Net interest income/(expense)	(0.5)	(0.9)	2.3	4.9	4.9	2.5
Atlas costs	–	–	–	–	–	(11.1)
Foreign currency loss on loans with GUS group (pre-flotation)	(0.1)	(2.3)	–	–	–	–
Goodwill amortisation	(4.9)	(6.4)	(6.8)	(6.8)	–	–
Exceptional/material items	–	(22.0)	2.2	0.8	–	–
Profit on ordinary activities before taxation	**84.8**	**85.1**	**140.3**	**164.4**	**166.2**	**157.0**
Tax on profit on ordinary activities	(28.3)	(32.9)	(47.3)	(54.5)	(54.3)	(50.6)
Profit on ordinary activities after taxation/Attributable profit	**56.5**	**52.2**	**93.0**	**109.9**	**111.9**	**106.4**
Margin analysis	%	%	%	%	%	%
Gross margin as percentage of turnover	50.3%	56.0%	57.9%	59.3%	59.3%	60.0%
EBIT** as percentage of turnover	18.1%	19.7%	21.1%	23.1%	22.5%	22.3%

*Years to 31 March 2002 and 2003 have not been restated to reflect the impact of adopting FRS 17 'Retirement Benefits' as the necessary data is not available.
**Earnings before interest, taxation, goodwill amortisation and exceptional/material items.

Pro forma financial information

Pro forma financial information has been extracted from the Listing Particulars of the Company, dated 12 July 2002. The pro forma financial information has been prepared by combining the historical financial information for each of the companies that comprise the Burberry Group. The pro forma information relates to the financial years prior to the flotation of Burberry Group. On flotation the Burberry Group was reorganised and a legal statutory group was formed, as a consequence statutory consolidations have been performed for the year to 31 March 2003 and all subsequent years.

Earnings and dividends	2002* UK GAAP (Pro forma) pence per share	2003* UK GAAP pence per share	2004 UK GAAP pence per share	2005 UK GAAP pence per share	2005 IFRS pence per share	2006 IFRS pence per share
Basic earnings per share	11.3	10.5	18.8	22.2	22.7	22.9
Basic earnings per share before goodwill amortisation and exceptional items/Atlas costs	12.3	14.9	19.8	23.4	n/a	24.7
Diluted earnings per share	11.1	10.3	18.4	21.8	22.2	22.3
Diluted earnings per share before goodwill amortisation and exceptional items/Atlas cost	12.1	14.6	19.4	23.0	n/a	24.1
Dividend per share (UK GAAP on an accruals basis)	n/a	3.0	4.5	6.5	n/a	n/a
Dividend per share (IFRS on a paid basis)	n/a	n/a	n/a	n/a	5.0	7.0
Diluted weighted average number of Ordinary Shares in issue during the year	506.3	506.2	505.9	504.6	504.5	477.6
Dividend cover (UK GAAP on an accruals basis)*	n/a	5.0	4.4	3.7	n/a	n/a
Dividend cover (IFRS on a paid basis)*	n/a	n/a	n/a	n/a	4.5	3.2

*Based on attributable profit (IFRS basis) or profit after taxation before goodwill amortisation and exceptional items (UK GAAP basis).

Balance sheet	2002* UK GAAP (Pro forma) £m	2003* UK GAAP £m	2004 UK GAAP £m	2005 UK GAAP £m	2005 IFRS £m	2006 IFRS £m
Fixed assets, investment and other intangible assets	125.4	162.4	150.7	167.0	165.6	181.2
Working capital (excluding cash and borrowings)	87.7	73.8	66.6	77.7	79.6	121.7
Other long term liabilities	(3.9)	(10.6)	(10.8)	(9.8)	(10.1)	(19.2)
Net operating assets	**209.2**	**225.6**	**206.5**	**234.9**	**235.1**	**283.7**
Goodwill	94.9	122.8	110.6	107.1	114.0	121.2
Deferred consideration for acquisitions	(22.5)	(31.7)	(31.7)	(32.7)	(32.7)	(11.5)
Cash at bank, net of overdraft and borrowings	21.3	79.6	157.9	169.9	169.9	12.5
Taxation (including deferred taxation)	(20.5)	0.4	1.0	(2.9)	(14.0)	(19.3)
Dividends payable	–	(10.0)	(14.9)	(21.7)	–	–
Net assets	**282.4**	**386.7**	**429.4**	**454.6**	**472.3**	**386.6**

Cash flow	2002* UK GAAP (Pro forma) £m	2003* UK GAAP £m	2004 UK GAAP £m	2005 UK GAAP £m	2005 IFRS £m	2006 IFRS £m
Operating profit before goodwill amortisation, exceptional items and Atlas costs	90.3	116.7	142.6	165.5	161.3	165.6
Atlas costs	–	–	–	–	–	(11.1)
Operating profit after Atlas costs	90.3	116.7	142.6	165.5	161.3	154.5
Depreciation, impairment and trademark amortisation charges	14.0	19.0	28.5	24.4	24.4	24.9
Loss/(profit) on disposal of fixed assets and similar non-cash charges	0.2	1.5	1.7	(1.1)	(1.1)	(1.7)
Charges in respect of employee share incentive schemes	–	–	3.6	5.3	9.5	7.4
(Increase)/decrease in stocks	(7.0)	5.2	(7.5)	(12.8)	(12.9)	(17.8)
(Increase)/decrease in debtors	(5.2)	(2.4)	(1.5)	(7.3)	(7.3)	1.8
Increase/(decrease) in creditors	(2.2)	25.0	18.2	1.5	1.5	(20.7)
Net cash inflow from operations before capital expenditure	90.1	165.0	185.6	175.5	175.4	148.4
Purchase of tangible and intangible fixed assets	(39.4)	(55.7)	(28.8)	(37.2)	(37.2)	(30.7)
Sale of tangible fixed assets	0.5	0.2	–	3.1	3.1	3.6
Net cash inflow from operating activities	**51.2**	**109.5**	**156.8**	**141.4**	**141.3**	**121.3**

*Years to 31 March 2002 and 2003 have not been restated to reflect the impact of adopting FRS 17 'Retirement Benefits' as the necessary data is not available.

COMPANY REPORT OF THE AUDITORS

Independent auditors' report to the members of Burberry Group plc

We have audited the parent company financial statements of Burberry Group plc for the year to 31 March 2006 which comprises the Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Burberry Group plc for the year to 31 March 2006.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Business and Financial Review that is cross referred from the Business Review section of the Directors' Report. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions are not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's Letter, Company Overview and Strategy, Business and Financial Review, Risks, the Directors' report, the unaudited part of the Directors' Remuneration report and related matters, the Corporate Governance Statement and the Corporate Social Responsibility Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit, so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 May 2006

COMPANY BALANCE SHEET

	Note	As at 31 March 2006[1] £m	As at 31 March 2005[2] (Restated)* £m
Fixed assets			
Investments in Group companies	D	1,112.5	1,047.2
		1,112.5	**1,047.2**
Current assets			
Debtors due within one year	E	71.9	127.0
Debtors due after one year	E	650.3	565.2
Derivative assets		0.5	–
Cash at bank	F	0.8	0.7
		723.5	**692.9**
Current liabilities			
Creditors – amounts falling due within one year	G	(95.1)	(133.6)
Derivative liabilities		(0.1)	–
Net current assets		**628.3**	**559.3**
Total assets less current liabilities		**1,740.8**	**1,606.5**
Creditors – amounts falling due after one year	H	(1,046.8)	(703.1)
Net assets		**694.0**	**903.4**
Equity			
Share capital	I	0.2	1.1
Share premium	I	151.8	136.1
Capital reserve	I	0.9	–
Profit and loss account	I	541.1	766.2
Equity Shareholders' Funds		**694.0**	**902.6**
Non-equity Shareholders' Funds		**–**	**0.8**
Total equity	I	**694.0**	**903.4**

*Restated to reflect prior period adjustments – see note C

[1] Reflects the adoption of FRS 25 and FRS 26

[2] Does not reflect the adoption of FRS 25 and FRS 26

Approved by the Board on 24 May 2006 and signed on its behalf by:

John Peace
Chairman

Stacey Cartwright
Chief Financial Officer

A Basis of preparation

Burberry Group plc ("the Company") is the parent company of the Burberry Group. Burberry Group plc is listed on the London Stock Exchange and its principal business is investments in Group companies.

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies, which comprise Burberry Group, are owned by the Company directly or indirectly.

These financial statements have been prepared on a going concern basis under the historical cost convention with the exception of financial instruments which are included in the financial statements at fair value and in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985.

B Accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. Changes to accounting policies and presentation are set out in note C.

(i) Share schemes

This accounting policy differs from the prior period, see note C regarding the impact of the change in accounting policy.

Incentive plans

Employees in Burberry Group (including directors) receive certain share incentives relating to Burberry Group plc shares.

The cost of the share incentives is measured with reference to the fair value of the equity instruments awarded at the date of grant. The Black-Scholes option pricing model is used to determine the fair value of the award made. The impact of performance conditions is not considered in determining the fair value on the date of grant, except for conditions linked to the price of a Burberry Group plc share, i.e. market conditions. Vesting conditions which relate to non-market conditions are allowed for in the assumptions about the number of options expected to vest. The estimate of the number of options expected to vest is revised at each balance sheet date.

The cost of the share based incentives are recharged and recognised as an expense over the vesting period of the awards in the entity employing the relevant persons receiving the share awards. A corresponding increase in equity is recognised in Burberry Group plc.

The proceeds received from the exercise of the equity instruments awarded, net of any directly attributable transaction costs, are credited to share capital and share premium in Burberry Group plc.

(ii) Dividend distribution

This accounting policy differs from the prior period, see note C regarding the impact of the change in accounting policy.

Dividend distributions to Burberry Group plc's shareholders are recognised as a liability in the period in which the dividends are approved by the shareholders for the final dividend or paid in respect of the interim dividend.

(iii) Investments in Group companies

Investments in Group companies are stated at cost, less any provision to reflect impairment in value.

Loans to Group companies are considered to be part of the net investment in the subsidiary and any foreign exchange gains or losses made on these loans are recognised in the profit and loss account.

(iv) Impairment of assets

Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(v) Taxation including deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities are not discounted.

B Accounting policies continued

(vi) Share capital
This accounting policy differs from the prior period; see note C regarding the impact of the change in accounting policy.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

Redeemable preference shares are considered to be a liability and are disclosed under non-current liabilities on the balance sheet.

(vii) Financial instruments
This accounting policy differs from the prior period, see note C regarding the impact of the change in accounting policy. Details of the accounting policies for the year to 31 March 2005 can be found in note 2 and 32 of the Group's consolidated accounts for that year.

Financial instruments are reported and measured in accordance with FRS 25 and FRS 26 respectively. The Company used the exemption not to present FRS 25 disclosures in the notes to the entity's financial statements as full equivalent disclosures are presented within the consolidated financial statements.

(viii) Foreign currency transactions
Transactions denominated in foreign currencies are translated into sterling at the exchange rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies, which are held at the year end, are translated into Sterling at the exchange rates ruling at the balance sheet date. Exchange differences on monetary items are taken to the profit and loss account in the period in which they arise.

(ix) Cash flow statement
The Company is exempt from the requirement to prepare a cash flow statement under FRS 1 (revised 1996) "Cash flow statements", as it is a part of Burberry Group and the cash flow for the Company is included in the consolidated financial statements of Burberry Group.

(x) Related party transactions
FRS 8, "Related Party Disclosures" requires the disclosure of the details of material transactions and balances between the reporting entity and related parties. The Company has taken advantage of the exemption under the terms of FRS 8, not to disclose details of transactions with entities that are part of Burberry Group.

C Changes in accounting policies and presentation

The Accounting Standards Board have issued a number of new financial reporting standards in the period 1 April 2005 to 31 March 2006, which impact on the financial statements for the Company. The results for the year to 31 March 2006, have incorporated the impact of the adoption of the following accounting standards:

FRS 20 – "Share based payments"
FRS 21 – "Events after the balance sheet date"
FRS 23 – "The effects of changes in foreign exchange rates"
FRS 25 – "Financial instruments: disclosure and presentation"
FRS 26 – "Financial instruments: measurements"

The adoption of each of these standards represents a change in accounting policy and comparative figures have been restated accordingly, except where the exemption from restating comparatives has been taken.

The comparative information has been restated to reflect the changes required by FRS 20. The impact of this change was an increase in debtors due after one year of £23.3m (2004: £13.8m) and an increase in the profit and loss reserves of £23.3m (2004: £13.8m) as at 31 March 2005.

The comparative information has also been restated to reflect the changes required by FRS 21. The impact of this change was to reduce creditors due within one year by £21.7m (2004: £14.9m) and increase the profit and loss reserves by £21.7m (2004: £14.9m) as at 31 March 2005.

FRS 23, FRS 25 and FRS 26 have been adopted in the current year. FRS 23 has no material impact on the previously reported accounts.

C Changes in accounting policies and presentation continued

The adjustments to the opening balance sheet at 1 April 2005 are shown in the table below, only those line items that have been impacted are shown below:

	Opening balance sheet as at 1 April 2005 £m	Impact of adopting FRS 25	Impact of adopting FRS 26	Restated opening position as at 1 April 2005
Current assets				
Debtors due within one year	127.0	–	(0.4)	126.6
Derivative assets	–	–	0.4	0.4
Current liabilities				
Creditors – amounts falling due after one year	(703.1)	(0.8)	–	(703.9)
Impact on net assets		**(0.8)**	**–**	
Ordinary Share capital	1.1	(0.8)	–	0.3
Impact on Shareholders' Funds		**(0.8)**	**–**	

D Investment in Group companies

Cost	£m
As at 1 April 2004 and at 31 March 2005	1,047.2
Additions	65.3
As at 31 March 2006	**1,112.5**

The principal subsidiaries of the Company are listed on page 94.

Prior to 13 December 2005, the ultimate parent undertaking and controlling party was GUS plc which was the parent company of the largest group to consolidate these financial statements. Following the demerger from GUS plc, on 13 December 2005, Burberry Group plc became the ultimate parent Company of the Burberry Group. Burberry Group plc is registered in England and Wales and its registered number is 03458224.

E Debtors

	As at 31 March 2006 £m	As at 31 March 2005 (Restated)* £m
Debtors due within one year:		
Prepayments and accrued income	–	5.2
Corporation tax	6.2	0.2
Amounts receivable from Group companies	65.7	121.6
Total debtors due within one year	**71.9**	**127.0**
Debtors due after one year:		
Amounts receivable from Group companies	650.3	565.2
Total debtors due after one year	**650.3**	**565.2**
Total debtors	**722.2**	**692.2**

*Restatement of the long term and current portion of amounts receivable from Group companies.

E Debtors continued

The loans receivable from Group companies are interest bearing. The interest rate earned is based on relevant national LIBOR equivalents. The maturity of debtors due after one year is as follows:

	As at 31 March 2006 £m	As at 31 March 2005 (Restated) £m
Between one and two years	0.5	42.6
Between two and three years	633.9	2.7
Between three and four years	–	504.4
Over five years	15.9	15.5
Total	**650.3**	**565.2**

F Cash and cash equivalents

	As at 31 March 2006 £m	As at 31 March 2005 (Restated) £m
Cash at bank and in hand	0.8	0.7

Cash at bank and in hand earns interest based on the relevant LIBID equivalents.

G Creditors – amounts falling due within one year

	As at 31 March 2006 £m	As at 31 March 2005 (Restated)* £m
Unsecured:		
Trading balances payable to Group companies	47.0	34.5
Loan balances payable to Group companies	47.9	98.6
Other creditors	–	0.3
Accruals and deferred income	0.2	0.2
Total	**95.1**	**133.6**

*Restatement of the long term and current portion of amounts payable from Group companies.

H Creditors – amounts falling due after one year

	As at 31 March 2006 £m	As at 31 March 2005 (Restated)* £m
Unsecured:		
Amounts payable to Group companies	1,046.8	703.1

*Restatement of the long term and current portion of amounts payable from Group companies.

H Creditors – amounts falling due after one year continued

The maturity of long-term liabilities is as follows:

	As at 31 March 2006 £m	As at 31 March 2005 (Restated) £m
Between one and two years	257.7	–
Between two and three years	771.6	62.2
Between three and four years	–	624.2
Over five years	17.5	16.7
Total	**1,046.8**	**703.1**

The long-term liabilities are interest bearing. The interest rate incurred is based on relevant national LIBOR equivalents.

I Share capital and reserves

Authorised share capital	2006 £m	2005 (Restated) £m
1,999,999,998,000 (2005: 1,999,999,998,000) Ordinary Shares of 0.05p (2005: 0.05p) each	1,000.0	1,000.0
1,600,000,000 (2005: 1,600,000,000) redeemable preference shares of 0.05p (2005: 0.05p) each	0.8	0.8
Total	**1,000.8**	**1,000.8**

Allotted, called up and fully paid share capital	Number	£m
Ordinary Shares of 0.05p (2005: 0.05p) each		
As at 1 April 2005	488,916,927	0.3
Allotted on exercise of IPO Option Schemes awards during year	3,664,178	–
Cancelled on repurchase of own shares	(45,868,642)	(0.1)
As at 31 March 2006	**446,712,463**	**0.2**
Redeemable preference shares of 0.05p (2005: 0.05p) each		
As at 1 April 2005	1,600,000,000	0.8
Impact of adopting new accounting standards (see note C)	–	(0.8)
Shares redeemed during the year	(1,600,000,000)	–
As at 31 March 2006	**–**	**–**

Redeemable preference share capital

Called up redeemable preference shares, which do not carry any voting rights, were issued prior to flotation and were held by GUS group. The Company had the right to redeem the preference shares at any time until 14 June 2007. On 12 January 2006 the Company repurchased the redeemable preference shares for £1 and the balance was transferred to other reserves as a non-distributable item.

I Share capital and reserves continued

Reconciliation of movement in Company Shareholders' Funds

	Share capital £m	Share premium £m	Capital reserve £m	Profit and loss account £m	Total equity £m
As at 1 April 2004	1.1	124.7	-	819.9	945.7
Impact of adopting new accounting standards (see note C)	-	-	-	28.7	28.7
Restated balance as at 1 April 2004	1.1	124.7	-	848.6	974.4
Retained loss for the year	-	-	-	(26.6)	(26.6)
Total recognised expense for the year	-	-	-	(26.6)	(26.6)
Employee share option schemes					
– value of share options granted	-	-	-	9.5	9.5
– exercise of share options	-	11.4	-	-	11.4
Share buy back costs	-	-	-	(58.4)	(58.4)
Purchase of own shares by ESOPs	-	-	-	(8.7)	(8.7)
Sale of shares by ESOPs	-	-	-	1.8	1.8
As at 31 March 2005	1.1	136.1	-	766.2	903.4
Impact of adopting new accounting standards (see note C)	(0.8)	-	-	-	(0.8)
As at 1 April 2005	0.3	136.1	-	766.2	902.6
Retained loss for the year	-	-	-	(43.3)	(43.3)
Total recognised expense for the year	-	-	-	(43.3)	(43.3)
Employee share option scheme					
– value of share options granted	-	-	-	7.4	7.4
– exercise of share costs	-	15.7	-	-	15.7
Share buy back costs	(0.1)	-	0.1	(191.6)	(191.6)
Sale of shares by ESOPs	-	-	-	2.4	2.4
Redemption of preference shares	-	-	0.8	-	0.8
As at 31 March 2006	**0.2**	**151.8**	**0.9**	**541.1**	**694.0**

Loss on ordinary activities before dividends payable was £10.5m (2005: loss £1.8m). As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company audit fee was £0.3m (2005: £0.3m). Dividend disclosures are provided in note 10 of the Group accounts.

During the year to 31 March 2006, the Company repurchased and subsequently cancelled 45,868,642 Ordinary Shares, representing 9% of the issued share capital, at a total cost of £191.6m. The nominal value of the shares was £22,934, which was transferred to a capital redemption reserve. The profit and loss account was reduced by £191.6m. This amount included 870,030 Ordinary Shares purchased in the year to 31 March 2005 which were cancelled in the current year.

The cost of own shares held in the Burberry Group ESOPs has been offset against the profit and loss account, as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 31 March 2006 the amounts offset against this reserve are £16.0m (2005: £19.0m).

The capital reserve consists of non-distributable reserves and the capital redemption reserve arising on the purchase of own shares.

J Contingent liabilities

Burberry Group plc, together with Burberry Limited, Burberry (Spain) S.A. and Burberry Asia Limited make up the Guarantor Group for a £200m five year multi currency revolving facility agreement. The facility was co-ordinated by HSBC (Co-ordinator and Agent) and the mandated lead arrangers were Barclays Capital, HSBC Bank plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc and Societe Generale. All have an equal commitment of £40m each, and the interest incurred on this facility accrues at LIBOR plus 0.325% per annum.

A potential liability may arise in the future if one of the Group members defaults on the loan facility. Each guarantor, including Burberry Group plc would be liable to cover the amounts outstanding, including principal and interest elements.

K Related party transactions

GUS plc and other GUS related companies were related parties of Burberry Group plc until 13 December 2005 as GUS plc owned the majority shareholding in Burberry Group plc. On 13 December 2005 Burberry Group plc demerged from GUS plc and became the ultimate parent Company of the Group.

Share repurchase programme

As part of the Share repurchase programme, 13,063,825 Ordinary Shares were purchased by the Company from GUS, representing a total cost, including expenses, of £52.2m. All of the Ordinary Shares purchased from GUS have been cancelled. In addition, 570,030 Ordinary Shares purchased from GUS in the year to 31 March 2005 were cancelled in the current year.

WORLDWIDE STORE PROFILE AS AT 31 MARCH 2006



USA
35 stores
14 outlets

UK
8 stores
8 outlets
3 concessions

Europe
16 stores*
7 outlets
86 concessions

Russia
2 stores*

Middle East
8 stores*

India
1 store*

South America
4 stores*

Taiwan
12 stores & concessions

Other SE Asia
19 stores & concessions*

South Korea
55 concessions

Hong Kong
5 stores
5 concessions

China
33 stores & concessions*

Japan
Licensed
6 stores*

* Includes stores/concessions operated by Burberry partners

TURNOVER AND OPERATING PROFIT

Revenues – Five Year Track Record
£ millions


£499.2
£593.6
£675.8
£715.5
£742.9
01/02
02/03
03/04
04/05
05/06

Operating Profit* – Five Year Track Record
£ millions


£90.3
£116.7
£142.6
£161.3
£165.6
01/02(1)
02/03(1)
03/04(1)
04/05(2)
05/06(3)

Estimated brand sales at retail value
2005/06 total: £2.7bn

- Europe 35%
- North America 15%
- Non-Japan Asia 10%
- Japan 36%
- Other 4%



Turnover by channel of distribution
2005/06 total: £742.9m

- Retail 43% £318.5m
- Wholesale 46% £343.3m
- Licence 11% £81.1m



Turnover by product category
2005/06 total: £742.9m

- Womenswear 34% £249.3m
- Menswear 28% £206.2m
- Accessories* 26% £203.2m
- Licensing 11% £81.1m
- Other 1% £3.1m

* Includes childrenswear



Turnover by geographic destination
2005/06 total: £742.9m

- Europe 47% £350.4m
- North America 24% £180.4m
- Asia Pacific 27% £201.4m
- Other 2% £10.7m



(1) Under UK GAAP, excluding goodwill amortisation and exceptional items.
(2) Under IFRS.
(3) Under IFRS and before Project Atlas costs.

SHAREHOLDER INFORMATION

Registrar
Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by calling: 0870 600 3950.

Share price information
The latest Burberry Group plc share price is available on Burberry's website and also on the Financial Times Cityline Service on 0906 843 0000 (calls charged at 60p per minute).

ShareGift
Shareholders with a small number of Burberry shares, the value of which makes it uneconomic to sell them, may wish to consider donating their shares to the charity ShareGift, (registered charity 1052686) which specialises in using such holdings for charitable benefit. A ShareGift Donation form can be obtained from Lloyds TSB Registrars at the above address.

For further information, ShareGift can be contacted as follows:

ShareGift
46 Grosvenor Street
London
W1K 3HN
Telephone: 020 7828 1151
Website: www.sharegift.org

Internet
A full range of investor relations information on Burberry is available at www.burberryplc.com. This includes web casts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Financial calendar

Final dividend record date	7 July 2006
First quarter trading update	12 July 2006
Annual General Meeting	14 July 2006
Final dividend to be paid	3 August 2006
First half trading update	October 2006
Preliminary announcement of interim results	November 2006
Third quarter trading update and Interim dividend record date	January 2007
Interim dividend to be paid	February 2007
Second half trading update	April 2007
Preliminary announcement of annual results	May 2007

Registered office
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: +44 (0) 20 7968 0000
Fax: +44 (0) 20 7980 2950

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in Burberry Group plc, please send this document, together with the accompanying form of proxy, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

BURBERRY GROUP PLC
ANNUAL GENERAL MEETING 2006

BURBERRY GROUP PLC
LETTER FROM THE CHAIRMAN

Registered in England and Wales
(No.3458224)

Registered Office:
18-22 Haymarket
London SW1Y 4DQ

14 June 2006

To holders of the Company's shares

Dear Shareholder

Annual General Meeting: 14 July 2006

This letter accompanies the Annual Report and Accounts of Burberry Group plc ("the Company") for the year ended 31 March 2006. The Notice of the Annual General Meeting ("AGM") of the Company and the resolutions to be proposed at the AGM are set out on pages 4 and 5 of this document.

In keeping with the Company's practice, it is intended to call a poll on each of the resolutions set out in the Notice of AGM.

Resolutions 1 to 7, which will be proposed as Ordinary Resolutions, deal with the receipt of the accounts and the reports of the Directors and auditors of the Company for the year ended 31 March 2006, together with the approval of the Directors' remuneration report, the declaration of a final dividend, the election of Angela Ahrendts and Stephanie George, and the re-election of Stacey Cartwright and David Tyler as Directors.

In accordance with the requirements of the Combined Code on Corporate Governance in relation to the re-election of non-executive directors, I can confirm that, following the evaluation process adopted by the Board, David has demonstrated his commitment to, and ability to perform effectively, his roles as a non-executive Director and as a member of the Audit Committee.

Biographical details of the Directors, including those seeking re-election, are set out on page 22 of the Annual Report and Accounts.

Auditors

Resolution 8 deals with the re-appointment of PricewaterhouseCoopers LLP as auditors and Resolution 9 seeks authorisation for the Directors to determine the auditors' remuneration for the year ending 31 March 2007. Both resolutions will be proposed as Ordinary Resolutions.

Political donations and expenditure

Resolution 10, which will be proposed as an Ordinary Resolution, seeks authority from shareholders for the Company to make donations or incur expenditure which would otherwise be prohibited by Part XA of the Companies Act 1985 ("the Act"), (as amended by the Political Parties, Elections and Referendums Act 2000). This resolution seeks authority for the Company to exercise this power up to a maximum amount of £25,000 during the period ending on the date of the Company's AGM in 2007. Resolution 11, which will also be proposed as an Ordinary Resolution, seeks a corresponding authority from shareholders for £25,000 for the same period, in relation to expenditure and donations by the Company's wholly owned subsidiary, Burberry Limited.

It is the Company's policy not to make donations to political parties and the Company has no intention of altering this policy. However, the definitions in the Act of "donation", "EU political organisation" and "EU political expenditure" are broadly drafted. Accordingly, the Company wishes to ensure that neither it nor its subsidiary company inadvertently commits any breaches of the Act through the undertaking of routine activities which would not normally be considered to result in the making of political donations. The Act requires a separate resolution of the Company to be passed with respect to each subsidiary company concerned.

Purchase of own shares

Resolution 12, which will be proposed as a Special Resolution, seeks shareholder approval for the Company to make market purchases of up to 44,685,000 Ordinary Shares, being just under 10 per cent. of the issued share capital (excluding treasury shares) as at 18 May 2006. The Company will only exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so and where there would be a resulting increase in earnings per share.

In addition to, and separately from, repurchasing shares for cancellation, the Company may wish to repurchase some shares to be held as treasury shares. Treasury shares are essentially shares which have been repurchased by the Company and which it is allowed to hold pending either reselling them for cash, cancelling them or, if authorised, using them for the purposes of its employee share plans. The Directors believe that it is desirable for the Company to have this choice. Holding the repurchased shares as treasury shares would give the Company the ability to resell or transfer them quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, treasury shares. Shares held as treasury shares will not automatically be cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury).

The total number of options to subscribe for Ordinary Shares, which are outstanding as at 18 May 2006, is 4,290,005 representing approximately 0.96 per cent. of the issued share capital (excluding treasury shares) at that date. If the full authority being sought was utilised, so reducing the issued share capital by an equivalent amount, the figure of 4,290,005 would represent approximately 1.07 per cent. of the issued share capital.

This authority will expire on the earlier of 13 October 2007 and the conclusion of the Company's AGM to be held in 2007.

Powers to allot shares and disapply pre-emption rights

Resolution 13, which will be proposed as an Ordinary Resolution, seeks to renew the authority conferred on Directors by shareholders at the AGM in 2005 to allot unissued share capital. This authority is limited to the allotment of 148,950,000 Ordinary Shares in the Company, having an aggregate nominal value of £74,475 (referred to in the resolution as the "Section 80 Amount") and which is just under one-third of the issued share capital (excluding treasury shares) of the Company as at 18 May 2006.

As at the date of this letter, the Company holds 23,680 of its Ordinary Shares as treasury shares, being just over 0.005 per cent. of the issued share capital (excluding treasury shares) as at 18 May 2006.

Resolution 14, which will be proposed as a Special Resolution, renews the authority conferred on Directors by shareholders at the 2005 AGM to allot shares for cash in connection with a Rights Issue without offering those shares pro rata to existing shareholders.

Resolution 15, which will be proposed as a Special Resolution, seeks a similar authority to that contained in Resolution 14 but relates to the allotment of the Company's shares otherwise than in connection with a Rights Issue. This authority would be limited to the allotment of a maximum of 22,342,000 Ordinary Shares having an aggregate nominal value of £11,171 (referred to in the resolution as the "Section 89 Amount"), and which represents approximately 5 per cent. of the issued share capital of the Company as at 18 May 2006.

The Directors consider that it is in the best interests of the Company and its shareholders generally that they should have the flexibility conferred by the above authorities to make small issues of shares for cash (on a pre-emptive or, where appropriate, a non pre-emptive basis) as suitable opportunities arise, although they have no present intention of exercising any of these authorities. These authorities will expire on the earlier of 13 July 2011 and the conclusion of the Company's AGM to be held in 2011.

Recommendation

The Directors consider that the resolutions in the Notice of Meeting are in the best interests of shareholders as a whole and recommend that you vote in favour of each of them, as they intend to do in respect of their own beneficial holdings, where appropriate.

Yours faithfully

John Peace

Chairman

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Burberry Group plc ("the Company") will be held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Friday, 14 July 2006 at 11.00 am to transact the following business:

1. To receive the Company's accounts for the year ended 31 March 2006 and the reports of the Directors and auditors thereon.

2. To approve the Directors' remuneration report for the year ended 31 March 2006, set out on pages 30 to 40 of the Company's Annual Report and Accounts.

3. To declare a final dividend of 5.5p per Ordinary Share.

4. To elect Ms A Ahrendts as a Director of the Company.

5. To elect Ms S George as a Director of the Company.

6. To re-elect Ms S Cartwright as a Director of the Company.

7. To re-elect Mr D Tyler as a Director of the Company.

8. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

9. To authorise the Board to determine the auditors' remuneration.

To consider and, if thought fit, pass resolutions 10, 11 and 13 as Ordinary Resolutions and resolutions 12, 14 and 15 as Special Resolutions:

10. That, pursuant to the Political Parties, Elections and Referendums Act 2000, the Company be and it is hereby authorised to make "donations" to "EU political organisations" and to incur "EU political expenditure" (within the meaning of Section 347A of the Companies Act 1985 (the "Act"), as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period ending on the date of the Company's Annual General Meeting in 2007.

11. That, pursuant to the Political Parties, Elections and Referendums Act 2000, Burberry Limited be and it is hereby authorised to make "donations" to "EU political organisations" and to incur "EU political expenditure" (within the meaning of Section 347A of the Act, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period ending on the date of the Company's Annual General Meeting in 2007.

12. That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Act to make market purchases (as defined in Section 163 of the Act) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 44,685,000 being just under 10 per cent. of the Company's issued share capital as at 18 May 2006;

ii) the minimum price which may be paid for each such share is 0.05p;

iii) the maximum price which may be paid for each such share is the higher of:

a) an amount equal to 105 per cent. of the average middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out.

iv) the authority hereby conferred shall expire on the earlier of 13 October 2007 and the conclusion of the Annual General Meeting of the Company to be held in 2007 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

13. That the authority to allot the Company's shares, conferred on the Directors pursuant to Article 10 of the Company's Articles of Association, be renewed for the period ending on the date of the Annual General Meeting in 2011 or on 13 July 2011, whichever is the earlier, and for such period the "Section 80 Amount" shall be £74,475 being just under one-third of the issued share capital of the Company as at 18 May 2006. Such authority shall be in substitution for all previous authorities pursuant to Section 80 of the Act which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).

14. That, subject to the passing of Resolution 13 above, the power conferred on the Directors pursuant to paragraph 10.3(b) of Article 10 of the Company's Articles of Association be renewed for the period referred to in that resolution.

15. That, subject to the passing of Resolution 13 above, the power conferred on the Directors pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association be renewed for the period referred to in that resolution and for such period the "Section 89 Amount" shall be £11,171 being approximately 5 per cent. of the issued share capital of the Company as at 18 May 2006. Such authority shall be in substitution for all previous powers pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association which are hereby revoked without prejudice to any allotment or sale of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).

By order of the Board

Michael Mahony

General Counsel and Secretary

14 June 2006

Notes

1. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on 12 July 2006 or, if the Annual General Meeting is adjourned, in the Register of Members as at 6.00pm two days before the adjourned meeting, shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at the relevant time.

   Changes to entries on the Register of Members after 6.00pm on 12 July 2006 or, if the Annual General Meeting is adjourned, as at 6.00pm two days before the adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

2. A member entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a member of the Company. The return of a proxy will not preclude members entitled to attend and vote at the Annual General Meeting (or at any adjournment thereof) from doing so in person if they wish to do so.

3. To be valid, an appointment of proxy must be returned using one of the following methods:

   (i) by sending the enclosed Form of Proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DX; or

   (ii) in the case of CREST members, by using a CREST electronic proxy appointment,

   and, in either case, the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by Lloyds TSB Registrars (the "Registrars") not later than 48 hours before the time appointed for holding the Annual General Meeting or the adjourned Annual General Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual General Meeting or adjourned Annual General Meeting) the time of the taking of the poll at which the proxy is to be used.

4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment of the Annual General Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST proxy instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Registrars (ID 7RA01) at least 48 hours before the time appointed for holding the Annual General Meeting or the adjourned Annual General Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual General Meeting or adjourned Annual General Meeting) the time of the taking of the poll at which the proxy is to be used. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his or her CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5. It is proposed that the final dividend on the Ordinary Shares will be paid on 3 August 2006 to those persons on the Register of Members at the close of business on 7 July 2006. Dividend warrants are expected to be posted on 2 August 2006.

BUSINESS REPLY SERVICE
Licence No. SEA 9440

1

RECEIVED

2006 JUL 31 P 2:16

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DX



REGENT STREET
SACKVILLE ST
Piccadilly
Circus
OLD BOND ST
REGENT STREET
HAYMARKET
BAFTA
195
PICCADILLY
DUKE ST
ST. JAMES'S ST
PICCADILLY
Green
Park

The British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN

ATTENDANCE CARD

BURBERRY

If you wish to attend the Annual General Meeting ("AGM"), please complete this attendance card and return it to the address overleaf (no stamp is required).

I will being attending the AGM to be held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Friday 14 July 2006 at 11.00am. ☐ (please tick)

Date: ☐ Signature: ☐

ADMISSION CARD

BURBERRY

Please complete this admission card where indicated and hand it in at the registration desk.

Please note that the Annual General Meeting ("AGM") is a private meeting for shareholders and duly authorised proxies/representatives.

The AGM is to be held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Friday 14 July 2006 at 11.00am. A map showing the location of the AGM is printed overleaf.

Doors will open for registration at 10.30am and the AGM will commence at 11.00am.

Date: ☐ Signature: ☐

BURBERRY GROUP PLC
ANNUAL GENERAL MEETING 2006
FORM OF PROXY

BURBERRY

I/We, being (a) member(s) of the above named Company, hereby appoint the Chairman of the Meeting* ; or

[   ]

as my/our proxy to attend and, on a poll, to vote for me/us at the Annual General Meeting of the Company to be held on Friday 14 July 2006 at 11.00am and at any adjournment thereof. I/We direct my/our proxy to vote (or abstain from voting) as he or she thinks fit on any of the resolutions submitted to the Meeting where no specific direction is given and on any other business which may properly come before the Meeting.

*If it is desired to appoint any other person, delete "the Chairman of the Meeting" and insert the name of your proxy.

Resolutions		For	Against	Vote withheld
1.	To receive the Company's accounts for the year ended 31 March 2006 and the reports of the Directors and auditors thereon.	☐	☐	☐
2.	To approve the Directors' remuneration report for the year ended 31 March 2006.	☐	☐	☐
3.	To declare a final dividend.	☐	☐	☐
4.	To elect Ms A Ahrendts as a Director of the Company.	☐	☐	☐
5.	To elect Ms S George as a Director of the Company.	☐	☐	☐
6.	To re-elect Ms S Cartwright as a Director of the Company.	☐	☐	☐
7.	To re-elect Mr D Tyler as a Director of the Company.	☐	☐	☐
8.	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.	☐	☐	☐
9.	To authorise the Board to determine the auditors' remuneration.	☐	☐	☐
10.	To authorise political donations and expenditure by the Company.	☐	☐	☐
11.	To authorise political donations and expenditure by Burberry Limited.	☐	☐	☐
12.	To authorise the Company to purchase its own Ordinary Shares (Special Resolution).	☐	☐	☐
13.	To renew the Directors' authority to allot shares.	☐	☐	☐
14.	To renew the Directors' Section 89 Authority in connection with a Rights Issue (Special Resolution).	☐	☐	☐
15.	To renew the Directors' Section 89 Authority otherwise than in connection with a Rights Issue (Special Resolution).	☐	☐	☐

Date: [   ]   Signature: [   ]

Notes

1. Please indicate with a ☒ in the appropriate places how you wish your votes to be cast. If you give no indication the proxy will exercise his/her discretion both as to how s/he votes and as to whether or not s/he abstains from voting, as s/he will upon any other issue arising at the Meeting.
2. In the case of joint holders any one of them may sign this proxy, but the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Register of Members.
3. In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or a duly authorised officer.
4. To be effective, this proxy must be signed and dated and this proxy and any other power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must be received by the Company's Registrars not less than 48 hours before the time of the Meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned meeting) for the taking of the poll at which it is to be used.
5. A member is entitled to appoint a proxy of his/her own choice. The appointment of a proxy will not prevent a member from subsequently attending and voting at the Meeting in person.

2556-003-5

BUSINESS REPLY SERVICE
Licence No. SEA 9440

1

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DX